Form 10-K, Exhibit 13
period 1994-05-31
FEDERAL EXPRESS CORP
filed 1994-08-05
CIK 230211

Financial Highlights                Federal Express Corporation and Subsidiaries


Years ended May 31
- -------------------------------------------------------------------------------------------------------------------
In thousands, except per share amounts and Other Operating Data                  1994           1993       % Change
OPERATING RESULTS
Revenues                                                                   $8,479,456     $7,808,043           +  9
Operating income                                                              530,632        377,173           + 41
Income before income taxes                                                    378,462        203,576           + 86
Income before cumulative effect of
   change in accounting principle                                             204,370        109,809           + 86
Net income                                                                    204,370         53,866           +279

Earnings per share:
   Before cumulative effect of change
      in accounting principle                                                    3.65           2.01           + 82
   Earnings per share                                                      $     3.65      $     .98           +272
Average shares outstanding                                                     56,012         54,719           +  2

FINANCIAL POSITION

Property and equipment, net                                                $3,449,093     $3,476,268           -  1
Total assets                                                                5,992,498      5,793,064           +  3
Long-term debt                                                              1,632,202      1,882,279           - 13
Common stockholders' investment                                             1,924,705      1,671,381           + 15

OTHER OPERATING DATA*

Express package:
   Average daily package volume                                             1,925,105      1,710,561           + 13
   Average pounds per package                                                     6.0            5.8           +  3
   Average revenue per pound                                               $     2.48     $     2.60           -  5
   Average revenue per package                                             $    14.95     $    15.17           -  2

Airfreight:
   Average daily pounds                                                     1,844,270      2,050,033           - 10
   Average revenue per pound                                               $     1.06     $     1.09           -  3

Operating weekdays                                                                257            255

Aircraft fleet                                                                    458            461

Vehicle fleet                                                                  30,900         28,100

Average number of employees (based on a
   standard full-time workweek)                                                88,502         84,104
- -------------------------------------------------------------------------------------------------------------------


* Beginning in 1994, U.S. domestic express airfreight is reported as package volume in express package operating data rather than as pounds in airfreight operating data. Data for 1993 has been restated to conform to this presentation.


     Financial Section

26   MANAGEMENT'S DISCUSSION AND ANALYSIS

33   CONSOLIDATED STATEMENTS OF OPERATIONS

34   CONSOLIDATED BALANCE SHEETS

36   CONSOLIDATED STATEMENTS OF CASH FLOWS

37   CONSOLIDATED STATEMENTS OF CHANGES IN
     COMMON STOCKHOLDERS' INVESTMENT

38   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

51   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

52   SELECTED CONSOLIDATED FINANCIAL DATA

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

In 1994, the Company recorded the highest annual net income and earnings per share in its history. These results, which are significantly better than the prior three years, are largely due to improvements in the Company's international operations. During 1991 to 1993, management introduced key initiatives which reduced the size and scope of the Company's international operations. These initiatives, along with growth in the Company's intercontinental express business, have produced consistently lower international losses since 1992.

     The Company's U.S. domestic operations, in comparison, have been pressured by increased competition and unfavorable economic conditions. These factors combined with declines in average revenue per package (yield), which has declined faster than the cost per package, have reduced U.S. domestic operating profits and margins since 1991.

     Consolidated net income for 1994 was $204 million ($3.65 per share) compared with net income of $54 million ($.98 per share) in 1993 and a net loss of $114 million ($2.11 per share) in 1992. The following factors affecting comparability should be considered when reviewing these results.

     In 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Accounting for Postretirement Benefits Other Than Pensions." The adoption of this standard resulted in a cumulative after-tax charge of $56 million ($1.03 per share) and increased 1993 operating expense by $15 million ($.16 per share after tax).

     Earnings for 1992 included pre-tax charges of $254 million ($3.12 per share after tax) related to a restructuring of operations in Europe and the United Kingdom. This restructuring eliminated certain intra-European and intra-country services that were incompatible with the Company's express business and substantially reduced the costs associated with serving certain European markets.

     A comparison of consolidated results, excluding the effects of the cumulative charge related to the 1993 adoption of SFAS No. 106 and the restructuring charge in 1992, is presented below:



Years ended May 31
- ------------------------------------------------------------------
In millions, except per share data        1994      1993      1992
Revenues                                $8,479    $7,808    $7,550
Operating income                           531       377       277
Pre-tax income                             378       204       107
Net income                                 204       110        55
Earnings per share                      $ 3.65    $ 2.01    $ 1.01


     Revenue growth for 1992 to 1994 is primarily the result of increased U.S. domestic revenues associated with double-digit express package volume growth and year-over-year increases in the Company's intercontinental express business partially offset by declining international airfreight revenues.

                                    Federal Express Corporation and Subsidiaries


     Total operating expenses increased 7.0% in 1994 compared with 1993 and declined 1.3% in 1993 compared with 1992. The table below shows a comparison of operating expenses for 1992 to 1994:


Years ended May 31
- ------------------------------------------------------------------------------------------
Dollars in millions                  1994      1993      1992  1993 to 1994  1992 to 1993
Salaries and employee benefits     $4,105    $3,808    $3,637     +  7.8%       + 4.7%
Rentals and landing fees              703       658       672     +  6.8        - 2.1
Depreciation and amortization         599       580       577     +  3.3        + 0.5
Fuel                                  473       495       509     -  4.4        - 2.8
Maintenance and repairs               465       405       404     + 14.8        + 0.2
Restructuring charge                   --       (13)      254        --       --
Other                               1,604     1,498     1,474     +  7.1        + 1.6
                                   --------------------------
                                   $7,949    $7,431    $7,527     +  7.0        - 1.3
                                   --------------------------
                                   --------------------------


     Salaries and employee benefits for 1992 to 1994 have increased primarily due to increased employee headcount associated with growing U.S. domestic volumes. Improved productivity, however, has resulted in lower salaries and benefits on a per package basis. A portion of the 7.8% increase in 1994 is attributable to provisions under the Company's performance-based incentive compensation plans which are related to overall profitability. The 4.7% increase in 1993, in addition to increased employee headcount, was due to postretirement health care provisions under SFAS No. 106, rising workers' compensation claims and health care costs.

     In 1994, the Company experienced significant decreases in its workers' compensation expense and only modest increases in its group health care expense. These results are primarily attributable to favorable claims experience in both the group health care and workers' compensation plans and actions by management to establish managed health care and safety programs.

     The 6.8% increase in rentals and landing fees in 1994 is primarily due to rentals for additional leased MD-11 aircraft. Rentals and landing fees decreased in 1993 because of lower landing fees and a reduced need for leased aircraft associated with restructured operations in Europe. It is expected that rent expense will increase in 1995 because of Airbus A300 and A310 aircraft leases.

     Fuel expense for 1992 to 1994 has declined primarily because of lower average aircraft fuel prices (6.9% and 1.0% declines in 1994 and 1993, respectively) and reduced aircraft fuel consumption (1.4% and 1.0% declines in 1994 and 1993, respectively) attributable to the utilization of more fuel-efficient aircraft. In prior years, fuel expense has been greatly impacted by widely fluctuating per-gallon costs of aircraft fuel. Management takes steps to mitigate significant price fluctuations by entering into fuel price agreements for some of the Company's fuel. These agreements confine the fuel price per gallon within a close range of the current market price. Under the Omnibus Budget Reconciliation Act of 1993, a 4.3 cents per gallon increase in the excise tax on aviation fuel will become effective beginning in October 1995. For 1994 consumption levels, this increase in excise tax would have increased the Company's annual aircraft fuel expense by approximately $24 million.

     Maintenance and repairs expense increased 14.8% in 1994 primarily because of DC-10 and MD-11 engine maintenance. Scheduled aircraft maintenance generally follows a predictable pattern over the life of the aircraft. Year-over-year variations in maintenance and repairs expense occur because of a combination of factors: timing of aircraft deliveries, condition of the aircraft at delivery, utilization, and specifics of an aircraft's maintenance program. Certain combinations of these factors can condense scheduled maintenance into cyclical peaks. In 1994, such a cyclical peak related to DC-10 engines resulted in greater maintenance and repairs expense. Also in 1994, maintenance and repairs expense increased because of the expansion of the MD-11 fleet from eight to thirteen aircraft and the beginning of scheduled maintenance related to the initial MD-11 aircraft acquired. Maintenance and repairs expense, in addition to scheduled maintenance, is impacted by periodic maintenance directives issued by regulatory agencies. The Company is currently evaluating the impact of regulatory maintenance directives as they relate to B727 and MD-11 aircraft engines. It is anticipated that the requirements of these maintenance directives along with the continued expansion and maturation of the Company's fleet will result in increased maintenance and repairs expense in 1995 and beyond.

OTHER INCOME AND EXPENSE AND INCOME TAXES
Net interest expense declined $19 million in 1994. This decline is primarily due to lower debt levels and reduced interest rates on borrowings. A decline of $3 million in 1993 is principally the result of lower interest rates on borrowings.

     The increase in Other, net for 1993 was primarily due to a write-off of deferred financing costs and the call premium from a refunding of approximately $96 million of Memphis-Shelby County Airport Authority Special Facilities Revenue Bonds and a write-off of deferred financing costs related to an early redemption of $100 million of 10 5/8% Senior Notes.

     The Company's effective tax rate for 1994 was 46.0% compared with rates of 46.1% and 48.9% for 1993 and 1992, respectively, excluding the effect of the restructuring charge for 1992. In each year, the effective tax rate exceeded the statutory U.S. federal tax rate primarily because of state income taxes and the impact of foreign operations.

U.S. DOMESTIC SERVICES
Operating results and selected express package statistics for U.S. domestic services were as follows:



Years ended May 31
- -------------------------------------------------------------------------------
Dollars in millions, except yields           1994      1993      1992
Revenues                                   $6,200    $5,668    $5,195
Operating income                              560       559       636
Operating margin                              9.0%      9.9%     12.2%
Express package statistics:
     Average daily packages (000's)         1,792     1,596     1,364
     Revenue per package                   $13.20    $13.52    $14.56
Package mix:
     Priority Overnight                        49%       51%       55%
     Economy Two-Day                           26%       24%       21%
     Standard Overnight                        25%       25%       24%
Operating weekdays                            257       255       254


     The Company's U.S. domestic results for 1992 to 1994 have been influenced by a market in which customers have demanded high quality express delivery services at lower prices. Furthermore, in the U.S. domestic express market, customers can select from a number of express delivery providers. These two factors have combined to create a very price-sensitive U.S. domestic express market.

                                    Federal Express Corporation and Subsidiaries


     Management's response to these economic and competitive conditions was to increase the level of discounting and to offer new, lower-priced deferred services. These actions resulted in lower revenues per package and faster growth in lower-priced, deferred services compared with premium-priced priority services. At the same time, productivity measures continued to reduce cost per package. These actions have resulted in consistently greater volumes and revenues but lower operating profits because declines in yield have exceeded declines in cost per package. This trend is expected to continue in 1995.

     Revenues increased 9% in 1994 and 1993 while operating expenses, though declining on a per package basis, increased 10% and 12% over these same periods. Operating income remained essentially flat in 1994 and fell 12% in 1993. In 1994, the Company's operations were affected by severe weather during the winter months in the eastern United States, an earthquake in Southern California and less than anticipated package volumes from holiday operations during the last week of December. Furthermore, the Company's B747 aircraft were transferred from international to U.S. domestic operations beginning in March 1993 in conjunction with flight schedule adjustments and aircraft capacity reduction on certain international routes. The B747 aircraft are not as efficient on U.S. domestic routes as B727 or DC-10 aircraft. Despite the additional costs associated with the above, the Company was able to continue to reduce the decline in U.S. domestic operating margins.

     The Company is working to improve its current level of U.S. domestic profitability by seeking further means to lower costs, managing the decline in yield, and cultivating close working relationships with its customers.

     To lower average transaction costs, the Company will replace certain of its older aircraft with Airbus A300 and A310 aircraft. Despite higher ownership costs, these aircraft are expected to produce immediate benefits with relatively lower fuel, maintenance and crew costs. The most significant benefit of using these aircraft will ultimately be realized on routes where more than one B727 aircraft can be replaced with a single A300 or A310 aircraft and where incremental volume can be absorbed without additional aircraft.

     The Company is also reducing handling expenses through automation of its major processes that support package pick-up, delivery, sorting and transportation operations. As part of the process of reducing costs by optimizing the Company's air and ground distribution system, management has attempted through legislative and judicial avenues to eliminate intrastate transportation regulations which, in certain jurisdictions, restrict the use of ground transportation. Though some success has been achieved, significant regulatory barriers still exist that prevent the maximum use of the Company's lower-cost ground transportation network.

     On a year-over-year basis beginning in the second half of 1993, the Company has been able to slow the rate of yield declines for its higher-yielding priority services. This is attributable to programs intended to moderate the level of discounting, to promote heavier weights per package and to attract lower-volume but higher-yielding customers. It is expected that yield will continue to fall primarily due to faster growth in deferred services compared with priority services and selective discounting.

     Management recognizes the importance of enhancing effective working relationships with its customers, especially in the highly competitive market in which the Company operates. Accordingly, plans are under way to increase the number of convenience locations, implement direct aircraft service to new locations, develop alliances with retail businesses and increase the placement of customer automation devices. In addition, the Company plans to intensify its sales and marketing efforts by increasing its advertising expenditures, adding sales personnel, and targeting selected customer groups for special marketing promotions.

Management's Discussion and Analysis


INTERNATIONAL SERVICES
Operating results and selected express and airfreight statistics for international operations, excluding a restructuring charge of $254 million in 1992, were as follows:


Years ended May 31
- --------------------------------------------------------------------------------
Dollars in millions, except yields                 1994      1993      1992
Revenues:
     International Priority Services (IP)         $1,318    $1,117    $1,039
     International EXPRESSfreight (IXF)
          and Airport-to-Airport (ATA)
          airfreight services                        505       570       700
     Charter                                         113       112       188
     International FedEx Logistics
          Services and other                         344       341       428
                                                  ------------------------------
                                                   2,280     2,140     2,355
Operating loss                                    $  (29)   $ (182)   $ (359)
Operating margin                                    (1.3)%    (8.5)%   (15.2)%
Express and airfreight statistics:
     Average daily IP packages (000's)               133       115       108
     Revenue per package                          $38.60    $38.18    $37.54
     Average daily airfreight pounds (000's)       1,844     2,050     2,258
     Revenue per pound                            $ 1.06    $ 1.09    $ 1.22
Operating weekdays                                   257       255       254



     During 1991 to 1994, the Company took actions which have dramatically reduced losses from international operations during the last two years. In 1991, the EXPRESSfreighter system was introduced which gave the Company competitive advantages for its premium international express package service (IP) from key Asian and European countries. In 1992, the Company restructured its European operations by discontinuing certain intra-region and intra-country services in Europe and the United Kingdom. In 1993, the Company adjusted its flight schedules to reduce flight hours, reduced its aircraft capacity on certain international routes through equipment changes and eliminated certain airfreight terminal operations. In 1994, these actions along with year-over-year growth in IP revenue, volumes and yields have combined to substantially reduce international losses and, in the second and fourth quarters, produce operating profits.

     The international operating loss, excluding a restructuring charge in 1992, declined 84% and 49% in 1994 and 1993, respectively. Revenues increased 7% in 1994 compared with 1993 and decreased 9% in 1993 compared with 1992 while operating expenses, excluding the restructuring charge, declined 1% and 14% in 1994 and 1993, respectively.

     IP revenues increased 18% and 8% in 1994 and 1993, respectively, while volumes increased 16% and 6% for these same periods. Excluding certain intra-European services that were discontinued in 1992, IP revenue and volume growth in 1993 would have been approximately 17% and 15%, respectively. IP yields increased 1% and 2% in 1994 and 1993, respectively. Competitive service advantages, increased penetration of global businesses and aggressive sales and marketing promotions are largely responsible for IP revenue and volume growth. Yields, especially in the Far East, were bolstered by an increasing proportion of packages to documents and selected pricing actions.

                                    Federal Express Corporation and Subsidiaries

     Airfreight revenues (ATA and IXF) decreased 11% and 19% in 1994 and 1993, respectively. These decreases reflect declines in volumes (10% and 9% in 1994 and 1993, respectively) and declines in yields (3% and 11%, respectively).

     The Company's ATA service operates in a very competitive and price-sensitive market with a large number of participants offering relatively similar services. Consequently, ATA prices, in large part, are determined by market conditions. The Company's IXF service is an alternative to ATA which features space confirmation and time-definite delivery for its higher price. The space-confirmed aspect of IXF creates advantages particularly during seasons of peak volume and for customers who ship to or from U.S. locations without direct international air service. During 1994, IXF prices were lowered relative to ATA. As a result, there was greater growth in IXF than ATA which resulted in a larger percentage of IXF revenue to total airfreight revenue than in 1993. This change in airfreight mix had the effect of stabilizing airfreight yields which helped improve the Company's overall international results.

     Charter revenues remained flat in 1994 and decreased 40% in 1993. The decrease in 1993 is the result of the Company discontinuing its passenger charter service with the U.S. Military Airlift Command and a comparatively higher level of military charters during 1992's first quarter related to Operation Desert Storm.

     Sustained improvement in the Company's international operations is dependent on continued growth in IP, the Company's ability to manage incremental costs associated with that growth and system efficiencies. To promote IP growth, aggressive sales and marketing efforts will target time-sensitive industries to capture new business. Also, as economic conditions improve in certain global markets, the Company's distribution network will be positioned to benefit from increased volumes associated with the respective recoveries. To contain costs, management will monitor customer demand patterns and make changes to its distribution network to make optimum use of company resources. Furthermore, through technological advances that aid in the sorting, routing and delivery of packages, the Company has the ability to add incremental volume without adding a corresponding amount of incremental cost.
- -------------------------------------------------------------------------------

FINANCIAL CONDITION

CAPITAL EXPENDITURES AND RESOURCES
The Company's operations are capital intensive, characterized by significant investments in aircraft, package handling facilities, sort equipment, vehicles, and computer and telecommunication equipment. The amount and timing of capital additions are dependent on various factors including volume growth, new or enhanced services, geographical expansion of services, competition and availability of satisfactory financing.

     Capital expenditures for 1994 totaled $1.1 billion and included five MD-11 aircraft (all of which, together with a sixth aircraft acquired in 1993, were subsequently sold and leased back), three B727-200 aircraft, deposits on future Airbus A300 aircraft, vehicle and ground support equipment, and customer automation and computer equipment. In comparison, prior year expenditures totaled $1.0 billion and included four MD-11 aircraft, nineteen B727-200 aircraft, deposits on MD-11 and Airbus A300 aircraft, aircraft equipment, facilities expansion, sort equipment, vehicle fleet additions and computer and customer automation equipment.

     At May 31, 1994, the Company had commitments aggregating approximately $1.6 billion, net of deposits and progress payments of $307 million, for the acquisition of 23 Airbus A300 aircraft (scheduled for delivery through 1999), aircraft modifications and related parts and the development and upgrade of aircraft simulators. An estimated $551 million will be expended in 1995, $420 million in 1996, $242 million in 1997, $298 million in 1998 and $61 million thereafter, in connection with these commitments. At May 31, 1994, the Company also had options for up to 46 additional Airbus A300 aircraft for delivery beginning in 1997. In addition, the Company has other commitments related to facility and other equipment acquisitions that

Managements' Discussion and Analysis

approximated $321 million at May 31, 1994, of which an estimated $262 million will be expended in 1995, $16 million in 1996, $6 million in 1997, $21 million in 1998 and $16 million thereafter.

     The Company has historically financed its capital investments through the use of lease, debt and equity financing in addition to the use of internally generated cash from operations. Management's practice in recent years with respect to funding new aircraft acquisitions has been to finance such aircraft through long-term lease transactions that qualify as off balance sheet operating leases under applicable accounting rules. Management has determined that these operating leases provide economic benefits favorable to ownership with respect to residual value risk, liquidity and after-tax cash flows. The Company has been successful in obtaining investment capital, both U.S. domestic and international, for long-term leases on terms acceptable to it although the marketplace for such capital can become restricted depending on a variety of economic factors beyond the control of the Company. Refer to Note 3 of Notes to Consolidated Financial Statements for additional information concerning the Company's debt and credit facilities.

     Management believes that the capital resources available to the Company, including backstop financing for the 23 Airbus A300 aircraft the Company is committed to purchase in 1995 to 1999, $100 million of unsecured notes available under a shelf registration filed with the Securities and Exchange Commission in June 1992 and the ability to draw upon the public and private debt markets for leveraged lease financing, provide the Company with the appropriate flexibility to gain access to the most efficient market with respect to any particular aircraft acquisition and afford adequate capital resources for its future capital needs.

LIQUIDITY AND FINANCIAL POSITION
Cash and cash equivalents totaled $393 million, an increase of $237 million during 1994 compared with an increase of $77 million in 1993 and a decrease of $40 million in 1992. Cash provided from operations during 1994 was $767 million compared with $725 million in 1993 and $521 million in 1992. Cash from operations was significantly lower in 1992 because of substantially higher losses in international operations and a settlement of a contractual commitment with a major customer in connection with a discontinuance of certain services in the United Kingdom in 1991. The Company currently has available a $1 billion revolving bank credit facility that is generally used to finance temporary operating cash requirements and to provide support for the issuance of commercial paper.

     At May 31, 1993, the Company had negative working capital of $10 million. Management does not view negative working capital as an indication of lack of liquidity for either short-term or long-term purposes. Due to the highly capital-intensive nature of its business, the Company generally reinvests earnings to meet its capital requirements rather than accumulate cash and short-term investments. Furthermore, receivables are of high quality and turn over more frequently than the Company's short-term obligations. At May 31, 1994, the Company had receivables net of allowances of $1,021 million, an increase of $98 million in 1994. This 11% increase, though slightly more than the 9% increase in U.S. domestic express revenue in the year, is primarily a result of the increase in revenue rather than a deterioration in the quality or aging of the receivables. The Company has readily available sources of funds from its revolving credit facility and its commercial paper program sufficient to manage its day-to-day cash requirements.

     Effective June 1, 1992, the Company adopted SFAS No. 109, "Accounting for Income Taxes," which did not have a significant effect on its financial position or results of operations. At May 31, 1994, the Company had a net cumulative deferred tax asset of $109 million consisting of $454 million of deferred tax assets (including $56 million of alternative minimum tax credit carryovers which have no expiration date) and $345 million of deferred tax liabilities. The reversals of deferred tax liabilities in future periods will offset similar amounts of deferred tax assets. Based upon historical levels of taxable income, the Company believes that it is more likely than not that sufficient levels of future taxable income will be generated to realize the remaining deferred tax asset.

Consolidated Statements of Operations
                                    Federal Express Corporation and Subsidiaries


Years ended May 31
- -----------------------------------------------------------------------------------------------
In thousands, except per share amounts                      1994            1993           1992
REVENUES                                              $8,479,456      $7,808,043     $7,550,060
                                                      -----------------------------------------
OPERATING EXPENSES:

Salaries and employee benefits (Notes 8 and 9)         4,104,800       3,807,493      3,637,080
Rentals and landing fees (Note 4)                        703,028         658,138        672,341
Depreciation and amortization                            599,357         579,896        577,157
Fuel                                                     472,786         495,384        508,386
Maintenance and repairs                                  464,557         404,639        404,311
Restructuring charge (Note 13)                                --         (12,500)       254,000
Other                                                  1,604,296       1,497,820      1,473,818
                                                      -----------------------------------------
                                                       7,948,824       7,430,870      7,527,093
                                                      -----------------------------------------
OPERATING INCOME                                         530,632         377,173         22,967
                                                      -----------------------------------------
OTHER INCOME (EXPENSE):

Interest, net (Note 1)                                  (142,392)       (160,923)      (164,315)
Other, net                                                (9,778)        (12,674)        (5,480)
                                                      -----------------------------------------
                                                        (152,170)       (173,597)      (169,795)
INCOME (LOSS) BEFORE INCOME TAXES
   AND CUMULATIVE EFFECT OF CHANGE
   IN ACCOUNTING PRINCIPLE                               378,462         203,576       (146,828)

PROVISION (CREDIT) FOR INCOME TAXES
   (NOTE 7)                                              174,092          93,767        (33,046)
                                                      -----------------------------------------
INCOME (LOSS) BEFORE CUMULATIVE
   EFFECT OF CHANGE IN ACCOUNTING
   PRINCIPLE                                             204,370         109,809       (113,782)
CUMULATIVE EFFECT OF CHANGE IN
   ACCOUNTING PRINCIPLE, NET OF TAX
   BENEFIT OF $34,287 (NOTE 9)                                --         (55,943)            --
                                                      -----------------------------------------
NET INCOME (LOSS)                                     $  204,370      $   53,866    $  (113,782)
                                                      -----------------------------------------
                                                      -----------------------------------------
EARNINGS (LOSS) PER SHARE (NOTE 6):

Before cumulative effect of change in
   accounting principle                                  $  3.65      $     2.01    $     (2.11)
Cumulative effect of change in
   accounting principle (Note 9)                              --           (1.03)            --
                                                      -----------------------------------------
                                                      $     3.65      $      .98    $     (2.11)
                                                      -----------------------------------------
                                                      -----------------------------------------
AVERAGE SHARES OUTSTANDING (NOTE 6)                       56,012          54,719         53,961
                                                      -----------------------------------------
                                                      -----------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets


May 31
- ------------------------------------------------------------------------------------
In thousand                                                       1994         1993
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                   $  392,923   $  155,456
Receivables, less allowance for doubtful accounts
   of $33,933 and $31,308                                    1,020,511      922,727
Spare parts, supplies and fuel                                 173,993      164,087
Deferred income taxes (Note 7)                                 113,035      133,875
Prepaid expenses and other                                      61,234       63,573
                                                           -------------------------
   Total current assets                                      1,761,696    1,439,718
                                                           -------------------------
PROPERTY AND EQUIPMENT, AT COST (NOTES 1, 3, 4 AND 11):

Flight equipment                                             2,828,021    2,843,253
Package handling and ground support equipment                1,583,428    1,413,793
Computer and electronic equipment                              966,906      947,913
Other                                                        1,511,870    1,501,250
                                                           -------------------------
                                                             6,890,225    6,706,209
Less accumulated depreciation and amortization               3,441,132    3,229,941
                                                           -------------------------
   Net property and equipment                                3,449,093    3,476,268
                                                           -------------------------
OTHER ASSETS:

Goodwill (Note 1)                                              415,178      432,215
Equipment deposits and other assets (Note 11)                  366,531      444,863
                                                           -------------------------
   Total other assets                                          781,709      877,078
                                                           -------------------------
                                                            $5,992,498   $5,793,064
                                                           -------------------------
                                                           -------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

                                    Federal Express Corporation and Subsidiaries



- --------------------------------------------------------------------------------------
                                                                     1994         1993
LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES:

Current portion of long-term debt (Note 3)                     $  198,180   $  133,797
Accounts payable                                                  518,849      554,111
Accrued expenses (Note 2)                                         819,399      761,357
                                                               -----------------------
   Total current liabilities                                    1,536,428    1,449,265
                                                               -----------------------
LONG-TERM DEBT, LESS CURRENT PORTION (NOTE 3)                   1,632,202    1,882,279
                                                               -----------------------
DEFERRED INCOME TAXES (NOTE 7)                                      3,563       72,479
                                                               -----------------------
OTHER LIABILITIES (NOTE 1)                                        895,600      717,660
                                                               -----------------------

COMMITMENTS AND CONTINGENCIES (NOTES 11 AND 12)

COMMON STOCKHOLDERS' INVESTMENT (NOTE 6):

Common Stock, $.10 par value;
   100,000 shares authorized; 55,885 and 54,743 shares issued       5,589        5,474
Additional paid-in capital                                        759,229      699,385
Retained earnings                                               1,162,160      969,515
                                                               ------------------------
                                                                1,926,978    1,674,374

Less treasury stock and deferred compensation
   stock plans                                                      2,273        2,993
                                                               ------------------------
   Total common stockholders' investment                        1,924,705    1,671,381
                                                               ------------------------
                                                               $5,992,498   $5,793,064
                                                               ------------------------
                                                               ------------------------


Consolidated Statements of Cash Flows
                                    Federal Express Corporation and Subsidiaries


Years ended May 31
- -----------------------------------------------------------------------------------------------------
In thousands                                                         1994          1993          1992
OPERATING ACTIVITIES

Net income (loss)                                             $   204,370   $    53,866     $(113,782)
Adjustments to reconcile income (loss) to net cash
   provided by operating activities:

Depreciation and amortization                                     599,357       579,896       577,157
Provision for uncollectible accounts                                45,763        33,552        31,670
Provision (credit) for deferred income taxes
   and other                                                        3,810        19,910       (75,219)
(Gain) loss from disposals of property
   and equipment                                                  (11,897)       (5,648)        1,810
Cumulative effect of accounting change                                 --        55,943            --
Changes in assets and liabilities, net of effects
   from purchases and dispositions of businesses:
   (Increase) in receivables                                     (173,902)      (41,535)         (727)
   (Increase) decrease in other current assets                     (7,826)       (5,813)       61,749
   Increase in accounts payable, accrued
   expenses and other liabilities                                 110,508        13,651        33,620
Other, net                                                         (2,905)       21,259         4,543
                                                                  -----------------------------------
Net cash provided by operating activities                         767,278       725,081       520,821
                                                                  -----------------------------------
INVESTING ACTIVITIES

Purchases of property and equipment, including
   deposits on aircraft of $112,138, $177,564
   and $212,291                                                (1,087,708)   (1,023,723)     (915,878)
Proceeds from disposition of property and equipment:
   Sale-leaseback transactions                                    581,400       216,444       400,433
   Reimbursements of A300 deposits                                 38,794            --            --
   Other dispositions                                              46,148         5,984        12,851
Other, net                                                         27,843         1,992           621
                                                                  -----------------------------------
Net cash used in investing activities                            (393,523)     (799,303)     (501,973)
                                                                  -----------------------------------
FINANCING ACTIVITIES

Proceeds from debt issuances                                       10,777       878,499       437,709
Principal payments on debt                                       (198,243)     (737,334)     (507,283)
Proceeds from stock issuances                                      53,759        24,512        19,272
Other, net                                                         (2,581)      (14,176)       (8,061)
                                                                  -----------------------------------
Net cash provided by (used in) financing activities              (136,288)      151,501       (58,363)
                                                                  -----------------------------------
Net increase (decrease) in cash and cash equivalents              237,467        77,279       (39,515)
Cash and cash equivalents at beginning of period                  155,456        78,177       117,692
                                                                  -----------------------------------
Cash and cash equivalents at end of period                    $   392,923   $   155,456     $  78,177
                                                                  -----------------------------------
                                                                  -----------------------------------
SUPPLEMENTAL DISCLOSURE OF
   CASH FLOW INFORMATION

Cash paid for:
   Interest (net of capitalized interest)                     $   158,149   $   162,648     $ 178,943
   Income taxes                                                   167,209       188,943        89,729
Non-cash investing and financing activities:


In November 1992, approximately $73,000,000 of secured debt related to a portion of the purchase price of one MD-11 aircraft acquired by the Company was assumed by a third party in a sale-leaseback of the aircraft.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Changes in
Common Stockholders' Investment
                                   Federal Express Corporation and Subsidiaries


- ----------------------------------------------------------------------------------------------------
In thousands, except common shares       Common  Additional     Retained    Treasury        Deferred
                                          Stock     Paid-in     Earnings       Stock    Compensation
                                                    Capital
BALANCE AT MAY 31, 1991                  $5,363    $652,045   $1,015,205     $   (14)        $(3,979)

Purchase of treasury stock                   --          --           --      (3,099)             --
Forfeiture of restricted stock               --          --           --      (1,292)             --
Issuance of common and treasury stock
   under employee incentive plans
   (554,269 shares)                          47      20,682         (287)      4,373          (2,792)
Amortization of deferred compensation        --          --           --          --           1,833
Foreign currency translation adjustment      --          --        5,419          --              --
Net loss                                     --          --     (113,782)         --              --
                                         -----------------------------------------------------------
BALANCE AT MAY 31, 1992                   5,410     672,727      906,555         (32)         (4,938)

Purchase of treasury stock                   --          --           --        (472)             --
Forfeiture of restricted stock               --          --           --         (63)             --
Issuance of common and treasury stock
   under employee incentive plans
   (655,938 shares)                          64      26,658          (85)        531            (393)
Amortization of deferred compensation        --          --           --          --           2,374
Foreign currency translation adjustment      --          --        9,179          --              --
Net income                                   --          --       53,866          --              --
                                         -----------------------------------------------------------
BALANCE AT MAY 31, 1993                   5,474     699,385      969,515         (36)         (2,957)

Purchase of treasury stock                   --          --           --        (185)             --
Forfeiture of restricted stock               --          --           --      (1,224)             --
Issuance of common and treasury stock
   under employee incentive plans
   (1,153,248 shares)                       115      59,844           --         670              (8)
Amortization of deferred compensation        --          --           --          --           1,467
Foreign currency translation adjustment      --          --      (11,725)         --              --
Net income                                   --          --      204,370          --              --
                                         -----------------------------------------------------------
BALANCE AT MAY 31, 1994                  $5,589    $759,229   $1,162,160     $  (775)        $(1,498)
                                         -----------------------------------------------------------
                                         -----------------------------------------------------------



The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

- --------------------------------------------------------------------------------
NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Federal Express Corporation and its wholly-owned subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated.

PROPERTY AND EQUIPMENT. Expenditures for major additions, improvements, flight equipment modifications, and certain overhaul costs are capitalized. Maintenance and repairs are charged to expense as incurred, except for B747 airframe and engine overhaul maintenance which is accrued and charged to expense on the basis of hours flown. The cost and accumulated depreciation of property and equipment disposed of are removed from the related accounts and any gain or loss reflected in the results of operations.

     For financial reporting purposes, depreciation and amortization of property and equipment is provided on a straight-line basis over the asset's service life or related lease term as follows:


Flight equipment                                            7 to 20 years
Package handling and ground support equipment               5 to 30 years
Computer and electronic equipment                           3 to 10 years
Other                                                       2 to 30 years


     Aircraft airframes and engines are assigned residual values ranging from 10% to 20% of asset cost. All other property and equipment have no assigned residual values.

     For income tax purposes, depreciation is generally computed using accelerated methods.

DEFERRED GAINS. Gains on the sale and leaseback of aircraft and other property and equipment are deferred and amortized over the life of the lease as a reduction of rent expense. Included in Other Liabilities at May 31, 1994 and 1993, were deferred gains of $230,234,000 and $186,087,000, respectively.

DEFERRED LEASE OBLIGATIONS. While certain of the Company's aircraft and facility leases contain fluctuating or escalating payments, the related rent expense is recorded on a straight-line basis over the lease term. Included in Other Liabilities at May 31, 1994 and 1993, was $185,508,000 and $148,231,000,
respectively, representing the cumulative difference between rent expense and rent payments.

SELF-INSURANCE RESERVES. The Company is self-insured up to certain levels for workers' compensation, employee health care and vehicle liabilities. Reserves are based on the actuarialy estimated cost of claims. Included in Other Liabilities at May 31, 1994 and 1993, was $270,000,000 and $198,000,000,
respectively, representing self-insurance reserves for the Company's workers' compensation and vehicle liabilities.

CAPITALIZED INTEREST. Interest on funds used to finance the acquisition and modification of aircraft and construction of certain facilities up to the date the asset is placed in service is capitalized and included in the cost of the asset. Capitalized interest was $29,738,000, $31,256,000, and $26,603,000, for
1994, 1993 and 1992, respectively.

CASH EQUIVALENTS. Cash equivalents are cash in excess of current operating requirements invested in short-term, interest-bearing instruments with maturities of three months or less at the date of purchase and are stated at cost, which approximates market value. Interest income was $9,778,000 in 1994, $7,839,000 in 1993, and $12,006,000 in 1992.

SPARE PARTS, SUPPLIES AND FUEL. Spare parts, supplies and fuel are stated principally at standard cost (approximates actual cost on a first-in, first-out basis) which is not in excess of current replacement cost.

                                    Federal Express Corporation and Subsidiaries

GOODWILL. Goodwill is the excess of purchase price over the fair value of net assets of businesses acquired. It is amortized on a straight-line basis over periods ranging up to 40 years. Accumulated amortization was $87,202,000 and $71,313,000 at May 31, 1994 and 1993, respectively.

FOREIGN CURRENCY TRANSLATION. The Company conducts a significant amount of its business and has a number of operating facilities in countries outside the United States. Translation gains and losses of foreign operations that use local currencies as the functional currency are accumulated and reported as a separate component of common stockholders' investment. Transaction gains and losses that arise from exchange rate fluctuations on the transactions denominated in a currency other than the local functional currency are included in the results of operations.

INCOME TAXES. Deferred income taxes are provided for the tax effect of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The Company uses the liability method to account for income taxes, which requires deferred taxes to be recorded at the statutory rate expected to be in effect when the taxes are paid.

REVENUE RECOGNITION. Revenue is generally recognized upon delivery of shipments. For shipments in transit, revenue is recorded based on the percentage of service completed.

EARNINGS PER SHARE. Earnings per share is computed based on the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares are the number of shares of common stock that would be issued upon the exercise of all dilutive outstanding stock options, less the assumed repurchase of treasury shares. Earnings per share assuming full dilution is substantially the same as earnings per share as stated and, accordingly, is not shown separately.

RECLASSIFICATIONS. Certain amounts for 1993 and 1992 have been reclassified to conform to the 1994 presentation.

- --------------------------------------------------------------------------------
NOTE 2: ACCRUED EXPENSES


May 31
- --------------------------------------------------------------------------------
In thousands                                            1994           1993
Compensated absences                                $180,105       $163,553
Insurance                                            156,906        169,176
Taxes other than income taxes                        130,801        114,460
Employee benefits                                     86,352         91,651
Salaries                                              82,563         64,716
Aircraft overhaul                                     50,933         59,507
Interest                                              32,374         38,353
Other                                                 99,365         59,941
                                                    -----------------------
                                                    $819,399       $761,357
                                                    -----------------------
                                                    -----------------------


Notes to Consolidated Financial Statements

- --------------------------------------------------------------------------------
NOTE 3: LONG-TERM DEBT


May 31
- --------------------------------------------------------------------------------
In thousands                                                                     1994           1993

Unsecured notes payable, interest rates of 6.25% to 10.57%,
  due through 2013                                                         $1,384,942     $1,493,700
                                                                           -------------------------
Unsecured sinking fund debentures, interest rate of 9.63%,
  due through 2020                                                             98,254         98,185
                                                                           -------------------------
Capital lease obligations, Memphis-Shelby County Airport Authority
  Special Facilities Revenue Bonds, due through 2013, interest
  rates of 6.75% to 8.30%                                                     210,100        245,070
  Less bond reserve funds                                                      11,096         23,330
                                                                           -------------------------
                                                                              199,004        221,740
                                                                           -------------------------
Other debt, effective rates of 4.28% to 11.25%                                148,182        202,451
                                                                           -------------------------
                                                                            1,830,382      2,016,076
  Less current portion                                                        198,180        133,797
                                                                           -------------------------
                                                                           $1,632,202     $1,882,279
                                                                           -------------------------
                                                                           -------------------------


     The Company has a revolving credit agreement with domestic and foreign banks that provides for a commitment of $1,000,000,000 through May 31, 1996, all of which was available at May 31, 1994. Interest rates on borrowings under this agreement are generally determined by maturities selected and prevailing market conditions. The agreement contains certain covenants and restrictions, none of which is expected to significantly affect operations or the ability to pay dividends. As of May 31, 1994, approximately $454,000,000 was available for the payment of dividends. Commercial paper borrowings are backed by unused commitments under the revolving credit agreement and reduce the amount available under the agreement. Borrowings under this credit agreement and commercial paper borrowings are classified as long-term based on the Company's ability and intent to refinance such borrowings.

     The Special Facilities Revenue Bonds were issued by the Memphis-Shelby County Airport Authority ("MSCAA") to finance the acquisition and construction of various facilities and equipment at the Memphis International Airport. Lease agreements with the MSCAA covering the facilities and equipment financed with the bond proceeds obligate the Company to pay rentals equal to principal and interest due on the bonds.

     In August 1993, an agreement was executed to issue $45,000,000 of City of Indianapolis Airport Facility Revenue Refunding Bonds in September 1994. The refunding bonds will be used to retire 11.25% Indianapolis Special Facilities Revenue Bonds, Series 1984 which were originally issued in November 1984 to finance the acquisition, construction and equipping of an express package sorting hub at the Indianapolis International Airport for a third party. In 1988, the Company acquired the hub facility from the third party and assumed liability for the lease obligation and the guarantee position related to the bonds. The refunding bonds have a maturity date of April 1, 2017 and a coupon rate of 6.85%, which will be adjusted in the event of any changes to the Company's credit rating on its long-term debt prior to the date of issuance.

     The Company filed a registration statement in August 1993 with the Securities and Exchange Commission for the issuance of up to $233,600,000 of equipment trust certificates and pass through certificates. During October and December 1993, $152,320,000 and $236,000,000, respectively, of pass through certificates were issued under a September 1992 and the August 1993 registration statements to refinance the

                                    Federal Express Corporation and Subsidiaries

debt portion of leveraged leases related to five MD-11 aircraft. The pass through certificates are not direct obligations of, or guaranteed by, the Company but amounts payable by the Company under the five leveraged leases are sufficient to pay the principal and interest on the certificates.

     In December 1993, the Company filed a registration statement with the Securities and Exchange Commission for the issuance of up to $400,000,000 of pass through certificates. In March 1994, $377,112,000 of pass through certificates were issued under this registration statement to finance the debt portion of leveraged leases related to 13 Airbus A310 aircraft to be acquired under operating leases and to pay certain expenses. Future payments related to lease commitments for these aircraft are included in the summary of future minimum lease payments in Note 4.

     In 1993, the Company entered into a $140,000,000 foreign bank facility to provide term loans for predelivery payments on seven Airbus A300 aircraft, two of which were delivered during the fourth quarter of 1994 and five of which are to be delivered in 1995. Principal and interest on borrowings is payable upon delivery of the aircraft. As of May 31, 1994, the Company had $100,000,000 outstanding under this facility at a net interest rate of 4.28%.

     Scheduled annual principal maturities of long-term debt for the five years subsequent to May 31, 1994, are as follows: $198,180,000 in 1995; $253,700,000 in 1996; $24,400,000 in 1997; $124,700,000 in 1998 and $255,700,000 in 1999.

     At May 31, 1994, the Company's long-term debt, exclusive of capital leases, had a carrying value of approximately $1,630,000,000 and a fair value of approximately $1,740,000,000. The estimated fair value was determined based on quoted market prices or on the current rates offered for debt with similar terms and maturities.

- --------------------------------------------------------------------------------
NOTE 4: LEASE COMMITMENTS

The Company utilizes certain aircraft, land, facilities and equipment under capital and operating leases which expire at various dates through 2024. In addition, supplemental aircraft are leased under agreements which generally provide for cancellation upon 60 days' notice.

     Property and equipment recorded under capital leases at May 31 was as follows:


- --------------------------------------------------------------------------------
In thousands                                            1994           1993
Package handling and ground support equipment       $372,194       $372,724
Facilities                                           133,435        133,435
Computer and electronic equipment and other            7,152         29,535
                                                    -----------------------
                                                     512,781        535,694
Less accumulated amortization                        330,155        340,741
                                                    -----------------------
                                                    $182,626       $194,953
                                                    -----------------------
                                                    -----------------------


     Rent expense under operating leases for the years ended May 31 was as follows:


- --------------------------------------------------------------------------------
In thousands                             1994           1993           1992
Minimum rentals                      $621,174       $563,646       $570,377
Contingent rentals                     21,540         35,353         40,043
                                     --------------------------------------
                                     $642,714       $598,999       $610,420
                                     --------------------------------------
                                     --------------------------------------


     Contingent rentals are based on mileage under supplemental aircraft leases.

Notes to Consolidated Financial Statements

     A summary of future minimum lease payments under capital leases and non-cancelable operating leases (principally aircraft and facilities) with an initial or remaining term in excess of one year at May 31, 1994 follows:


- --------------------------------------------------------------------------------
In thousands                                         Capital      Operating
                                                      Leases         Leases
1995                                                $ 15,561     $  540,139
1996                                                  15,561        562,776
1997                                                  15,561        521,918
1998                                                  15,561        471,839
1999                                                  15,561        454,345
Thereafter                                           387,206      5,060,735
                                                    -----------------------
                                                    $465,011     $7,611,752
                                                    -----------------------
                                                    -----------------------


     At May 31, 1994, the present value of future minimum lease payments for capital lease obligations was $199,004,000.

- --------------------------------------------------------------------------------
NOTE 5: PREFERRED STOCK

The Certificate of Incorporation authorizes the Board of Directors, at its discretion, to issue up to 4,000,000 shares of Series Preferred Stock. The stock is issuable in series which may vary as to certain rights and preferences and has no par value. As of May 31, 1994, none of these shares had been issued.

                                    Federal Express Corporation and Subsidiaries


- --------------------------------------------------------------------------------
NOTE 6: COMMON STOCKHOLDERS' INVESTMENT

Under the provisions of the Company's stock incentive plans, options may be granted to certain key employees (and, under the 1989 and 1993 plans, to directors who are not employees of the Company) to purchase common stock of the Company at a price not less than its fair market value at the date of grant. The following summarizes information for the past three years with respect to those plans:


- --------------------------------------------------------------------------------
                                       Number of Shares   Option Price
                                           Under Option      Per Share
Outstanding at May 31, 1991                   3,856,930  $23.59-$70.19

Granted                                         526,500   34.50- 53.63
Exercised                                      (467,469)  23.59- 47.00
Canceled                                       (262,158)  34.31- 62.00
                                             -------------------------
Outstanding at May 31, 1992                   3,653,803   23.59- 70.19

Granted                                         260,750   36.88- 56.25
Exercised                                      (643,563)  23.59- 56.63
Canceled                                       (123,947)  34.31- 70.19
                                             -------------------------
Outstanding at May 31, 1993                   3,147,043   30.56- 70.19

Granted                                         982,750   54.31- 70.81
Exercised                                    (1,142,249)  30.56- 70.19
Canceled                                       (111,758)  34.31- 62.94
                                             -------------------------
Outstanding at May 31, 1994                   2,875,786  $30.56-$70.81
                                             -------------------------
Exercisable at May 31, 1994                   1,181,289  $30.56-$70.19
                                             -------------------------


     At May 31, 1994, there were 796,446 shares available for future grants under the above plans.

     Under the terms of the Company's 1986 Restricted Stock Plan, shares of the Company's common stock are granted to key employees. Restrictions on the shares expire over a period of two to five years from their date of grant. Compensation expense related to this plan is recorded as a reduction of common stockholders' investment and is being amortized as restrictions on such shares expire. The shares granted under this plan were 11,000 in 1994, 12,500 in 1993, and 120,500 in 1992. During 1994, 1993 and 1992, 18,438, 1,500 and 33,750 shares, respectively, were forfeited. At May 31, 1994, there were 10,938 shares available for future grants under this plan.

     At May 31, 1994, there were 3,683,170 shares of common stock reserved for issuance under the above-mentioned incentive plans.

     In 1988, the Board of Directors authorized the purchase of up to 5,300,000 shares of the Company's common stock on the open market. As of May 31, 1994, a total of 2,765,243 shares at an average cost of $41.68 per share had been purchased and substantially all reissued under the above-mentioned plans.

Notes to Consolidated Financial Statements

- --------------------------------------------------------------------------------

NOTE 7: INCOME TAXES

The components of the provision (credit) for federal and other income taxes for the years ended May 31 were as follows:


- --------------------------------------------------------------------------------
In thousands                                       1994      1993      1992
Current provision:
  Federal                                      $131,724   $64,130  $ 10,886
  Foreign                                        16,387     9,318    17,512
  State                                          26,862     3,170     7,471
                                               ----------------------------
                                                174,973    76,618    35,869
                                               ----------------------------
Deferred provision (credit):
  Federal                                         2,263     6,899   (63,754)
  Foreign                                         2,524        --        --
  State                                          (5,668)   10,250    (5,161)
                                               ----------------------------
                                                   (881)   17,149   (68,915)
                                               ----------------------------
                                               $174,092   $93,767  $(33,046)
                                               ----------------------------
                                               ----------------------------


     The Company's operations included the following activity with respect to entities operating in foreign locations for the years ended May 31:


- ------------------------------------------------------------------------
In thousands                                1994        1993        1992
Entities with pre-tax income           $ 127,000   $  67,000   $  76,000
Entities with pre-tax losses            (210,000)   (247,000)   (538,000)
                                       ---------------------------------
                                       $ (83,000)  $(180,000)  $(462,000)
                                       ---------------------------------
                                       ---------------------------------

     Income (losses) from entities which are structured as foreign subsidiaries are not included in the U.S. consolidated income tax return. Approximately $14,000,000 of net foreign subsidiary income was not taxable for federal income tax purposes in 1994. In 1993 and 1992, approximately $7,000,000 and $27,000,000, respectively, of net foreign subsidiary losses were not deductible for federal income tax purposes. Income taxes have been provided for foreign operations based upon the various tax laws and tax rates of the countries in which the Company's operations are conducted. There is no direct relationship between the Company's foreign income tax provision and foreign pre-tax book income due to the different methods of taxation used by countries throughout the world.

     A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate for the years ended May 31 follows:


- --------------------------------------------------------------------------------
                                                        1994    1993    1992
Statutory U.S. income tax rate                          35.0%   34.0%  (34.0)%
Increase resulting from:
  Goodwill amortization                                  1.3     2.5     5.9
  Foreign operations                                     3.5     1.3     0.4
  State income taxes, net of federal benefit             3.6     4.4     1.0
  Other, net                                             2.6     3.9     4.2
                                                        --------------------
                                                        46.0%   46.1%  (22.5)%
                                                        --------------------
                                                        --------------------

     The Omnibus Budget Reconciliation Act of 1993 increased the statutory U.S. income tax rate from 34% to 35% retroactive to January 1, 1993. The adverse impact of the increase in the statutory rate was offset in 1994 by a corresponding revaluation of the Company's deferred tax assets in accordance with SFAS No. 109, "Accounting for Income Taxes." The net impact of these adjustments was immaterial.

     The effective tax rate for 1992, excluding the effects of a restructuring charge, was 48.9%.

     At May 31, 1994, the Company had alternative minimum tax credit carryovers of approximately $56,000,000, which have no expiration date.

     The significant components of deferred tax assets and liabilities for the years ended May 31 were as follows:


- --------------------------------------------------------------------------------
In thousands                              1994                    1993
                                 -----------------------------------------------
                                   Deferred Deferred Tax   Deferred Deferred Tax
                                 Tax Assets  Liabilities Tax Assets  Liabilities
Depreciation                       $     --     $285,524   $     --     $289,466
Deferred gains on sales of assets    45,969           --     24,305           --
Alternative minimum tax credits      55,844           --     82,777           --
Employee benefits                    66,875           --     87,307           --
Self-insurance reserves             148,426           --    122,032           --
Other                               137,205       59,323    120,829       86,388
                                   ---------------------------------------------
                                   $454,319     $344,847   $437,250     $375,854
                                   ---------------------------------------------
                                   ---------------------------------------------

     Effective June 1, 1992, the Company adopted SFAS No. 109. This statement superseded SFAS No. 96, "Accounting for Income Taxes," which was adopted by the Company as of June 1, 1989. The adoption of SFAS No. 109 did not change the Company's method of accounting for income taxes. The standard was adopted on a prospective basis, and amounts presented for prior years were not restated. The adoption of SFAS No. 109 did not have a significant impact on the Company's financial position or results of operations.

     The following table sets forth the tax effect of items included in the federal deferred tax provision (credit) for the year ended May 31, 1992:


- --------------------------------------------------------------------------------
In thousands
Depreciation                                                          $ 11,282
Gains on sales of assets                                               (18,678)
Alternative minimum tax                                                (29,675)
European/UK restructuring charges                                      (12,496)
Employee benefits                                                         (743)
Self-insurance reserves                                                (35,276)
Other                                                                   21,832
                                                                      --------
                                                                      $(63,754)
                                                                      --------
                                                                      --------

- --------------------------------------------------------------------------------
NOTE 8: PENSION AND PROFIT SHARING PLANS

     The Company sponsors pension plans covering substantially all employees. The largest plan, the Federal Express plan, covers U.S. domestic employees age 21 and over, with at least one year of service and provides benefits based on final average earnings and years of service. Plan funding is actuarially determined, subject to certain tax law limitations.

Notes to Consolidated Financial Statements

     International defined benefit plans provide benefits primarily based on final earnings and years of service and are funded in accordance with local laws and income tax regulations.

     The following table sets forth the funded status of the plans as of May 31:


- ----------------------------------------------------------------------------------------------------------------------
In thousands                                                                                        1994          1993
Actuarial present value of the projected benefit obligation for service
  rendered to date                                                                            $1,800,187    $1,676,608
Less plan assets at fair value                                                                 1,733,446     1,591,507
                                                                                              ------------------------
Projected benefit obligation in excess of plan assets                                             66,741        85,101
Unrecognized net gains from past experience different from
  that assumed and effects of changes in assumptions                                              21,555        44,435
Prior service cost not yet recognized in net periodic cost                                       (31,581)      (28,022)
Unrecognized transition amount                                                                      (797)       (5,468)
                                                                                              ------------------------
Pension liability                                                                             $   55,918    $   96,046
                                                                                              ------------------------
                                                                                              ------------------------
Accumulated benefit obligation                                                                $1,106,076    $1,046,694
                                                                                              ------------------------
                                                                                              ------------------------
Vested benefit obligation                                                                     $  998,024    $  950,785
                                                                                              ------------------------
                                                                                              ------------------------


     Net pension costs for the years ended May 31 included the following components:


- ----------------------------------------------------------------------------------------------------------------------
In thousands                                                                          1994          1993          1992
Service cost--benefits earned during the period                                   $176,861     $ 161,100      $154,024
Interest cost on projected benefit obligation                                      127,959       117,086       105,274
Actual return on plan assets                                                       (82,019)     (160,977)      (92,841)
Net amortization and deferral                                                      (64,727)       36,055           590
                                                                                  ------------------------------------
Net periodic pension cost                                                         $158,074     $ 153,264      $167,047
                                                                                  ------------------------------------
                                                                                  ------------------------------------

     The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 8.1% and 6.0%, respectively, in 1994 and 8.0% and 6.0%, respectively, in both 1993 and 1992. The expected long-term rate of return on assets was 9.5% in 1994, 1993 and 1992. Plan assets consist primarily of marketable equity securities and fixed income instruments.

     The Company also has a profit sharing plan, which covers substantially all U.S. domestic employees age 21 and over, with at least one year of service with the Company as of the contribution date, as defined. The plan provides for discretionary contributions by the Company which are determined annually by the Board of Directors. Profit sharing expense was $36,800,000 in 1994, $21,900,000 in 1993 and $8,400,000 in 1992.

- --------------------------------------------------------------------------------
NOTE 9: POSTRETIREMENT AND POSTEMPLOYMENT BENEFIT PLANS

The Company offers medical and dental coverage to all eligible U.S. domestic retirees and their eligible dependents. Vision coverage is provided for retirees only. Substantially all of the Company's U.S. domestic employees become eligible for these benefits at age 55 and older, if they have permanent, continuous service with the Company of at least 10 years after attainment of age 45 if hired prior to January 1, 1988, or at least 20 years after attainment of age 35, if hired on or after January 1, 1988. Life insurance benefits are provided only to retirees of the former Tiger International, Inc. who retired prior to acquisition.

                             Federal Express Corporation and Subsidiares

     Effective June 1, 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." This standard requires that the expected cost of providing postretirement benefits be charged to expense during the years employees render service. Prior to the adoption of SFAS No. 106, the Company charged retiree benefits to expense when paid. These amounts were not significant. The cumulative effect of adopting this standard was $90,230,000 before taxes ($55,943,000 after tax benefit, or $1.03 per share).

     The following table sets forth the status of the plan as of May 31:



- --------------------------------------------------------------------------------
In thousands                                                1994           1993
Accumulated postretirement benefit obligation:
  Retirees                                              $ 34,581       $ 31,854
  Fully eligible active employees                         25,698         18,952
  Other active employees, not fully eligible              66,472         66,114
                                                        -----------------------
                                                         126,751        116,920
Unrecognized net loss                                       (958)       (11,513)
                                                        -----------------------
Accrued postretirement benefit cost                     $125,793       $105,407
                                                        -----------------------


     Net postretirement benefit expense for the years ended May 31 was as follows:


- --------------------------------------------------------------------------------
In thousands                                                1994           1993
Service cost                                             $12,392       $  9,161
Interest cost                                             10,174          8,434
Transition obligation                                         --         90,230
                                                         ----------------------
                                                         $22,566       $107,825
                                                         ----------------------


     Future medical benefit costs were estimated to increase at an annual rate of 11.5% during 1995, decreasing to an annual growth rate of 6.0% in 2006 and thereafter. Future dental benefit costs were estimated to increase at an annual rate of 9.0% during 1995, decreasing to an annual growth rate of 6.0% in 2007 and thereafter. The Company's cost is capped at 150% of 1993 employer cost and, therefore, will not be subject to medical and dental trends after the capped cost is attained, projected to be in 1997. Primarily because of the cap on the Company's cost, a 1% increase in these annual trend rates would not have a significant impact on the accumulated postretirement benefit obligation at May 31, 1994 or 1994 benefit expense. The weighted average discount rates used in estimating the accumulated postretirement obligation were 7.7% and 8.0% at May 31, 1994 and 1993, respectively. The Company pays claims as incurred.

     In 1994, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which requires recognition of a liability for the estimated cost of benefits provided to former or inactive employees after active employment but before retirement. The adoption of SFAS No. 112 did not have a significant impact on the Company's financial position or results of operations.

Notes to Consolidated Financial Statements

- --------------------------------------------------------------------------------
NOTE 10: BUSINESS SEGMENT INFORMATION

The Company is in a single line of business--the worldwide transportation and distribution of goods and documents. For reporting purposes, operations are classified into two services, U.S. domestic and international. International services are defined as shipments which either originate in or are destined to locations outside the U.S. A summary of selected financial information for U.S. domestic and international operations for the years ended May 31, 1994, 1993 and 1992, follows:


- --------------------------------------------------------------------------------
In thousands                                 U.S.                       Total
                                         Domestic  International      Worldwide
Revenues:
  1994                                 $6,199,940     $2,279,516     $8,479,456
  1993                                  5,667,964      2,140,079      7,808,043
  1992                                  5,194,684      2,355,376      7,550,060
Operating Income (Loss):
  1994                                 $  559,629     $  (28,997)    $  530,632
  1993                                    559,140       (181,967)       377,173
  1992                                    635,872       (612,905)(1)     22,967
Identifiable Assets:
  1994                                 $4,883,644     $1,108,854     $5,992,498
  1993                                  4,432,578      1,360,486      5,793,064
  1992                                  3,941,022      1,522,164      5,463,186


(1) Includes charges related to restructuring European operations in 1992.


     Identifiable assets used jointly in U.S. domestic and international operations (principally aircraft) have been allocated based on estimated usage. International revenues related to services originating in the U.S. totaled $1,019,500,000, $928,200,000 and $914,800,000 for the years ended May 31, 1994,
1993 and 1992, respectively.

- --------------------------------------------------------------------------------
NOTE 11: COMMITMENTS AND CONTINGENCIES

The Company's annual purchase commitments under various contracts as of May 31, 1994 are as follows:

- ------------------------------------------------------------------------------

In thousands     Aircraft     Aircraft-Related(1)         Other(2)        Total
1995             $466,000              $85,000         $262,400        $813,400
1996              409,700               10,300           15,700         435,700
1997              241,800                   --            5,600         247,400
1998              298,300                   --           21,300         319,600
1999               61,300                   --           15,600          76,900


(1) Primarily aircraft modifications, rotables, and development and upgrade of aircraft simulators.
(2)  Primarily facilities, vehicles, computers and other equipment.


     The Company is committed to purchase 23 Airbus A300 and 25 Cessna 208B aircraft to be delivered through 1999. At May 31, 1994, deposits and progress payments of $306,600,000 had been made toward these purchases. At May 31, 1994, the Company had options to purchase up to 46 additional Airbus A300 aircraft for delivery beginning in 1997.

                                    Federal Express Corporation and Subsidiaries

     The Company has entered into contracts which are designed to limit the Company's exposure to fluctuations in jet fuel prices. The contracts extend through May 1995. The agreements are based on a notional sum of 10 million gallons per month, which is approximately 20 to 25% of the Company's monthly consumption of jet fuel. As of May 31, 1994, the Company had neither received nor made any payments related to these contracts. Based on current market prices, the fair value of these contracts at May 31, 1994, was approximately $800,000.

- --------------------------------------------------------------------------------
NOTE 12: LEGAL PROCEEDINGS

The Company has reached a tentative settlement to the shareholder class-action lawsuit filed in 1990 against it, Frederick W. Smith, Chairman and Chief Executive Officer, and James L. Barksdale, the Company's former Executive Vice President and Chief Operating Officer. The settlement, which still must be approved by the United States District Court for the Western District of Tennessee, is for an immaterial amount (the Company's portion of which has been recorded in the 1994 financial statements). The Company's insurance carrier will pay a majority of the settlement amount.

     The Company currently believes that the Court will approve or disapprove the settlement agreement before the end of its current fiscal year. Prior to the Court's decision, the purchasers of the Company's common stock affected by the settlement agreement must be notified of the terms of the settlement and a hearing must be held in the District Court.

     The Internal Revenue Service ("IRS") issued an Examination Report on October 31, 1991 asserting the Company underpaid federal excise taxes for the calendar quarters ended December 31, 1983 through March 31, 1987. The Examination Report contains a primary position and a mutually exclusive alternative position asserting the Company underpaid federal excise taxes by $54,000,000 and $26,000,000, respectively. Disagreeing with essentially all of the proposed adjustments contained in the Examination Report, the Company filed a Protest on March 16, 1992, which set forth the Company's defenses to both IRS positions and a claim for refund of overpaid federal excise taxes of $23,500,000. On March 19, 1993, the IRS issued another Examination Report to the Company asserting the Company underpaid federal excise taxes by $105,000,000 for the calendar quarters ended June 30, 1987 through March 31, 1991. On June 17, 1993, the Company filed a Protest contesting the March 19 Examination Report which set forth the Company's defenses to the IRS position and a claim for refund of overpaid federal excise taxes of $46,500,000. Interest would be payable on the amount of any refunds by the IRS to the Company or underpaid federal excise taxes payable by the Company to the IRS at statutorily determined rates. The interest rates payable by the Company for underpaid taxes are higher than the rates payable by the IRS on refund amounts.

     The Company plans to vigorously pursue its Protests administratively with the IRS Appeals Division. If it is unsuccessful with the IRS Appeals Division, the Company intends to pursue its position in court. Pending resolution of this matter, the IRS can be expected to take positions similar to those taken in their Examination Reports for periods after March 31, 1991.

     Given the inherent uncertainties in the excise tax matter referred to above, management is currently unable to predict with certainty the outcome of this matter or the ultimate effect, if any, its resolution would have on the Company's financial condition or results of operations. No amount has been reserved for this contingency.

     The Company is subject to other legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the aggregate liability, if any, with respect to these other actions will not materially adversely affect the financial position or results of operations of the Company.

Notes to Consolidated Financial Statements
- --------------------------------------------------------------------------------
NOTE 13: RESTRUCTURING

In May 1992, the Company substantially reduced the scope of its European and United Kingdom operations by discontinuing its intra-region and certain intra-country services and recorded a restructuring charge of $254,000,000. The primary components of the charge were to cover severance costs, facility closures, equipment dispositions and expected future operating losses of the discontinued services through May 4, 1992. The restructuring charge reduced earnings per share by $3.12 in 1992.

     In August 1992, the Company reduced its restructuring reserve by $12,500,000 due to favorable settlements of certain estimated liabilities associated with the restructuring. This adjustment increased net income by $8,200,000 ($.15 per share).

- --------------------------------------------------------------------------------
NOTE 14: SUMMARY OF QUARTERLY OPERATING RESULTS (Unaudited)
- --------------------------------------------------------------------------------


In thousands, except per share amounts            First         Second          Third         Fourth
                                                Quarter        Quarter        Quarter        Quarter
1994
Revenues                                    $ 2,015,725    $ 2,121,525    $ 2,077,414    $ 2,264,792
Operating income                                101,907        149,718         85,317        193,690
Income before income taxes                       60,835        110,539         57,717        149,371
Net income                                       32,851         59,691         31,167         80,661
Earnings per share                          $       .60    $      1.07    $       .55    $      1.43
Average shares outstanding                       55,186         55,850         56,445         56,569
1993
Revenues                                    $ 1,864,936    $ 1,964,674    $ 1,939,781    $ 2,038,652
Operating income                                 69,724        112,655         58,321        136,473
Income before income taxes                       20,216         70,519         16,875         95,966
Income before cumulative effect
  of change in accounting principle              10,148         35,401          8,488         55,772
Net income (loss)                               (45,795)        35,401          8,488         55,772
Earnings (loss) per share:
  Before cumulative effect of change
    in accounting principle                         .19            .65            .15           1.01
  Cumulative effect of change in
    accounting principle                          (1.03)            --             --             --
  Net earnings (loss) per share             $      (.84)    $      .65     $      .15     $     1.01
Average shares outstanding                       54,277         54,292         55,117         55,189


Report of Independent Public Accountants


To the Stockholders of Federal Express Corporation:

We have audited the accompanying consolidated balance sheets of Federal Express Corporation (a Delaware corporation) and subsidiaries as of May 31, 1994 and 1993, and the related consolidated statements of operations, common stockholders' investment and cash flows for each of the three years in the period ended May 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Federal Express Corporation and subsidiaries as of May 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Notes 7 and 9 of the Consolidated Financial Statements, effective June 1, 1992, the Company changed its methods of accounting for income taxes and postretirement benefits other than pensions.


Memphis, Tennessee,                                        Arthur Andersen & Co.
June 29, 1994.

Selected Consolidated Financial Data


Years ended May 31
- ---------------------------------------------------------------------------------------------------------
In thousands, except per share data and Other Operating Data           1994           1993           1992
OPERATING RESULTS
Revenues                                                         $8,479,456     $7,808,043     $7,550,060
Operating income                                                    530,632        377,173         22,967
Income (loss) before income taxes                                   378,462        203,576       (146,828)
Income (loss) from continuing operations                            204,370        109,809       (113,782)
Net income (loss)                                                $  204,370     $   53,866     $ (113,782)
PER SHARE DATA
Earnings (loss) per share:
  Continuing operations                                          $     3.65     $     2.01     $    (2.11)
  Discontinued operations                                                --             --             --
  Cumulative effects of changes in accounting principles                 --          (1.03)            --
                                                                 ----------------------------------------
  Net earnings (loss) per share                                  $     3.65     $      .98     $    (2.11)
Average shares outstanding                                           56,012         54,719         53,961
Cash dividends                                                           --             --             --
FINANCIAL POSITION
Property and equipment, net                                      $3,449,093     $3,476,268     $3,411,297
Total assets                                                      5,992,498      5,793,064      5,463,186
Long-term debt                                                    1,632,202      1,882,279      1,797,844
Common stockholders' investment                                   1,924,705      1,671,381      1,579,722
OTHER OPERATING DATA*
Express package:
  Average daily package volume                                    1,925,105      1,710,561      1,472,642
  Average pounds per package                                            6.0            5.8            5.7
  Average revenue per pound                                      $     2.48     $     2.60     $     2.87
  Average revenue per package                                    $    14.95     $    15.17     $    16.25
Airfreight:
  Average daily pounds                                            1,844,270      2,050,033      2,258,303
  Average revenue per pound                                      $     1.06     $     1.09     $     1.22
Operating weekdays                                                      257            255            254
Aircraft fleet:
  Airbus A300-600                                                         2             --             --
  Boeing 747-100                                                         --             --              4
  Boeing 747-200                                                          6              8              9
  McDonnell Douglas MD-11                                                13              8              4
  McDonnell Douglas DC-10-10                                             11             11             11
  McDonnell Douglas DC-10-30                                             19             19             17
  McDonnell Douglas DC-8                                                 --             --             --
  Boeing 727-100                                                         69             80             85
  Boeing 727-200                                                         90             87             66
  Cessna 208A                                                            10             10             10
  Cessna 208B                                                           206            206            206
  Fokker F-27                                                            32             32             32
Vehicle fleet                                                        30,900         28,100         30,400
Average number of employees (based on a
  standard full-time workweek)                                       88,502         84,104         84,162


* Beginning in 1994, U.S. domestic express airfreight is reported as package volume in express package operating data rather than as pounds in airfreight operating data. Data for 1990, when the U.S. domestic airfreight services were initially offered, through 1993 has been restated to conform to this presentation.


                                    Federal Express Corporation and Subsidiaries


- -----------------------------------------------------------------------------------------
       1991         1990         1989         1988         1987         1986         1985
 $7,688,296   $7,015,069   $5,166,967   $3,882,817   $3,178,308   $2,573,229   $2,015,920
    252,126      387,355      414,787      379,452      364,743      344,021      258,617
     40,942      218,423      298,332      302,328      311,885      305,085      212,272
      5,898      115,764      166,451      187,716      166,952      192,671      138,740
 $    5,898   $  115,764   $  184,551   $  187,716   $  (65,571)  $  131,839   $   76,077


 $      .11   $     2.18   $     3.18   $     3.56   $     3.21   $     3.86   $     2.94
         --           --           --           --        (4.48)       (1.22)       (1.33)
         --           --          .35           --           --           --           --
- -----------------------------------------------------------------------------------------
 $      .11   $     2.18   $     3.53   $     3.56   $    (1.27)  $     2.64   $     1.61
     53,350       53,161       52,272       52,670       51,905       49,840       46,970
         --           --           --           --           --           --           --

 $3,624,026   $3,566,321   $3,431,814   $2,231,875   $1,861,432   $1,551,845   $1,346,023
  5,672,461    5,675,073    5,293,422    3,008,549    2,499,511    2,276,362    1,899,506
  1,826,781    2,148,142    2,138,940      838,730      744,914      561,716      607,508
  1,668,620    1,649,187    1,493,524    1,330,679    1,078,920    1,091,714      812,267


  1,310,890    1,234,174    1,059,882      877,543      704,392      550,306      406,049
        5.6          5.4          5.4          5.3          5.1          5.3          5.6
 $     3.07   $     3.10   $     3.04   $     3.10   $     3.33   $     3.40   $     3.45
 $    17.19   $    16.61   $    16.28   $    16.32   $    16.97   $    17.92   $    19.19

  2,650,204    3,148,290    4,019,353           --           --           --           --
 $     1.20   $     1.13   $     1.06           --           --           --           --
        255          255          255          257          254          254          255

         --           --           --           --           --           --           --
          8            9            8           --           --           --           --
         10           10           13           --           --           --           --
          1           --           --           --           --           --           --
         11           10            8            8            8            6            6
         16           16           16           13           11            9            5
         --            6            6           --           --           --           --
         92           89           80           47           39           35           35
         57           41           26           21           21           18           18
         10           37           38           38           39           34            9
        183          147          109           71           27           --           --
         26           19            7            5           --           --           --
     32,800       31,000       28,900       21,000       18,700       14,500       12,300

     81,711       75,102       58,136       48,556       41,047       31,582       26,495


                                    Federal Express Corporation and Subsidiaries

Board of Directors


Robert H. Allen (2)
Private Investor and Managing Partner
Challenge Investment Partners

Howard H. Baker, Jr. (1)
Partner
Baker, Worthington, Crossley & Stansberry
LAW FIRM

Anthony J. A. Bryan (1)
Chairman, Executive Committee
Hospital Corporation International
OWNS, MANAGES AND BUILDS HOSPITALS AND HEALTH-RELATED FACILITIES IN VARIOUS COUNTRIES AROUND THE WORLD

Robert L. Cox (1)
Partner
Waring Cox
LAW FIRM

Ralph D. DeNunzio (2)
President
Harbor Point Associates, Inc.
PRIVATE INVESTMENT AND CONSULTING FIRM

Judith L. Estrin
Chief Executive Officer and President
Network Computing Devices, Inc.
DISPLAY STATIONS FOR NETWORK COMPUTING ENVIRONMENTS

Philip Greer (1*)
General Partner
Weiss, Peck & Greer Investments
DIVERSIFIED INVESTMENT MANAGEMENT AND SECURITIES FIRM


J.R. Hyde, III (2)
Chairman and Chief Executive Officer
AutoZone, Inc.
AUTO PARTS RETAIL CHAIN

Charles T. Manatt (1)
Senior Partner
Manatt, Phelps & Phillips
LAW FIRM

Jackson W. Smart, Jr. (2*)
Chairman and Chief Executive Officer
MSP Communications, Inc.
RADIO BROADCASTING COMPANY

Frederick W. Smith
Chairman, President and
Chief Executive Officer
Federal Express Corporation

Dr. Joshua I. Smith (2)
Chairman, President and
Chief Executive Officer
The MAXIMA Corporation
INFORMATION AND DATA PROCESSING FIRM

Peter S. Willmott (1)
Chairman and Chief Executive Officer
Willmott Services, Inc.
RETAIL AND CONSULTING FIRM

(1) Audit Committee
(2) Compensation Committee
(*) Committee Chairman

                                    Federal Express Corporation and Subsidiaries

Senior Officers


Frederick W. Smith
Chairman, President and
Chief Executive Officer

William J. Razzouk
Executive Vice President
Worldwide Customer Operations

David J. Bronczek
Senior Vice President
Europe, Africa and Mediterranean

T. Michael Glenn
Senior Vice President
Worldwide Marketing, Customer Service
and Corporate Communications

Alan B. Graf, Jr.
Senior Vice President and
Chief Financial Officer

Dennis H. Jones
Senior Vice President and
Chief Information Officer

Kenneth R. Masterson
Senior Vice President,
General Counsel and Secretary

Joseph C. McCarty, III
Senior Vice President
Asia, Pacific and Middle East

James A. McKinney
Senior Vice President
President, FedEx Logistics Services


Kenneth R. Newell
Senior Vice President
Retail Service Operations

James A. Perkins
Senior Vice President and
Chief Personnel Officer

David F. Rebholz
Senior Vice President
Global Sales and Trade Services

Jeffrey R. Rodek
Senior Vice President
Americas and Caribbean

Tracy G. Schmidt
Senior Vice President
Air Ground Terminal and Transportation

Mary Alice Taylor
Senior Vice President
Central Support Services

Theodore L. Weise
Senior Vice President
Air Operations

Graham R. Smith
Vice President, Controller and
Chief Accounting Officer

Corporate Information

FORM 10-K: A copy of the Company's Annual Report on Form 10-K (excluding exhibits), filed with the Securities and Exchange Commission, is available free of charge. You will be mailed a copy upon request to Thomas L. Holland, Investor Relations Department, Federal Express Corporation, Box 727, Dept. 1854, Memphis, Tennessee 38194, (901) 395-3478.

STOCK LISTING: The Company's common stock is listed on The New York Stock Exchange under the ticker symbol FDX.

STOCKHOLDERS: At July 14, 1994, there were 7,843 stockholders of record.

MARKET INFORMATION: Following are high and low closing prices, by quarter, for Federal Express Corporation common stock in fiscal 1994 and 1993. No cash dividends have been declared.


- ----------------------------------------------------------------------------
Closing Prices of Common Stock     First      Second       Third      Fourth
                                 Quarter     Quarter     Quarter     Quarter
FY 1994
High                              $60.25      $71.50      $77.50      $77.25
Low                                44.63       55.25       68.25       64.88
                                  ------------------------------------------
FY 1993
High                              $46.75      $50.00      $60.75      $58.50
Low                                37.63       35.13       49.25       48.00
                                  ------------------------------------------


ANNUAL MEETING: The annual meeting of stockholders will be held at The Peabody Hotel, 149 Union Avenue, Memphis, Tennessee, on Monday, September 26, 1994, at 10:00 a.m., CDT.

REGISTRAR AND TRANSFER AGENT: First Chicago Trust Company of New York, Shareholder Services, P.O. Box 2500, Jersey City, NJ 07303-2500, (800) 446-2617/Michael Phalen (312) 407-4885.

CORPORATE HEADQUARTERS: 2005 Corporate Avenue, Memphis, Tennessee 38132, (901) 369-3600.

INQUIRIES: For financial information, contact Thomas L. Holland, Manager of Investor Relations, Federal Express Corporation, Box 727, Dept. 1854, Memphis, Tennessee 38194, (901) 395-3478. For general information, contact Shirlee M. Finley, Manager of Media Relations, Federal Express Corporation, Box 727, Dept. 1850, Memphis, Tennessee 38194, (901) 395-3463.

AUDITORS: Arthur Andersen & Co., Memphis, Tennessee.