Form 10-K, Exhibit 13
period 1995-05-31
FEDERAL EXPRESS CORP
filed 1995-08-04
CIK 230211

                                                                  EXHIBIT 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION



- --------------------------------------------------------------------------------
RESULTS OF OPERATIONS

In 1995, the Company achieved record-high net income and earnings per share for the second consecutive year. Consolidated net income for 1995 was $298 million ($5.27 per share) compared with net income of $204 million ($3.65 per share) in 1994 and $54 million ($.98 per share) in 1993. Excluding the effect of adopting the new accounting standard for postretirement benefits other than pensions, 1993's net income would have been $110 million ($2.01 per share).
     Management has expanded and refined the Company's unparalleled worldwide network of express delivery services, which resulted in exceptional year-over-year increases in net income and earnings per share for the past three years. The Company has strategically invested in programs designed to promote long-term growth and overall profitability and provide the Company with the ability to effectively adapt to a continually changing business environment. Investments in aircraft, advanced technologies and employee productivity have been an integral part of the Company's history of providing competitively superior express delivery services. The Company's customers have increasingly required express services on a worldwide basis. Management recognized this demand and created a global express distribution network. The Company will continue to manage its resources to capture the greatest overall economic benefit in a growing worldwide express market. Consistent with the Company's global approach, management believes that the clearest method for evaluating results is on a consolidated basis.

Revenues
     The following table shows a comparison of revenues for the years ended May 31:

- ---------------------------------------------------------------------------------
In millions                                                        Percent Change
                                                                   --------------
                                                                    1995/  1994/
                                            1995     1994     1993  1994   1993
U.S. domestic express                     $6,700   $6,142   $5,556   + 9    +11
International Priority (IP)                1,680    1,339    1,117   +25    +20
International Express Freight (IXF)
     and Airport-to-Airport (ATA)            580      505      570   +15    -11
Charter                                      115      113      112   + 1    + 1
Logistics services                           106      248      263   -57    - 6
Other*                                       211      132      190   +59    -30
- ------------------------------------------------------------------
                                          $9,392   $8,479   $7,808   +11    + 9
=================================================================================

*Includes sales of engine noise reduction kits

                                    Federal Express Corporation and Subsidiaries



     The following table shows a comparison of selected express and airfreight (IXF/ATA) statistics for the years ended May 31:

- ---------------------------------------------------------------------------------
In thousands, except dollar amounts                                Percent Change
                                                                   --------------
                                                                    1995/   1994/
                                        1995      1994      1993    1994    1993
U.S. domestic express:
     Average daily packages            2,084     1,792     1,596    +16     +12
     Revenue per package             $ 12.61   $ 13.33   $ 13.65    - 5     - 2
IP:
     Average daily packages              164       133       115    +23     +16
     Revenue per package             $ 40.28   $ 39.21   $ 38.18    + 3     + 3
IXF/ATA:
     Average daily pounds              2,153     1,844     2,050    +17     -10
     Revenue per pound               $  1.06   $  1.06   $  1.09     --     - 3
- ---------------------------------------------------------------------------------

     Different economic and competitive conditions in the domestic and international express delivery markets have affected the Company during the past three years.
     Beginning in 1991 and continuing to the present, the Company has contended with intense competitive pressure in the U.S. domestic express market. Price has become a dominant consideration in choosing express delivery services. In an effort to increase volume, the Company offered new, lower-priced deferred services and increased the level of discounting. As a result, U.S. domestic average daily volumes increased as did express revenues. Revenue on a per package basis (yield) declined significantly.
     In contrast, the market for the Company's IP services is comparatively new. The Company benefits from its EXPRESSfreighter system which provides customers with reduced transit times, later drop-off opportunities and daily service on a worldwide basis that is generally unmatched by competitors. The combination of its EXPRESSfreighter system, aggressive marketing efforts and a recent improvement in global economic activity has resulted in significant year-over-year growth in average daily volume, revenue and yield.
     Significant growth in the Company's airfreight services played an important role in improving 1995 earnings. This improvement is primarily attributable to a favorable global airfreight market. In markets with high demand but limited capacity, the space-confirmed aspect of IXF (a higher-priced, time-definite service) creates competitive advantages over ATA (a lower-priced, space-available service). Additionally, management actions in 1994 and 1995 narrowed the price difference between IXF and ATA. Customers responded by using IXF rather than ATA, resulting in higher-yielding IXF comprising a greater percentage of airfreight pounds transported by the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS



     The decrease in Logistics services revenue in 1995 is due to the sale, effective May 1994, of the Company's German logistics subsidiary and the January 1995 sale of two dedicated warehousing and contract distribution companies in the United Kingdom. (See additional discussion in Other Income and Expense and Income Taxes below.)
     The increase in Other revenues in 1995 is due primarily to increased sales of engine noise reduction kits. The decrease in other revenues in 1994 is due primarily to the sale of a U.S. domestic subsidiary.

Operating Expenses
Operating expenses for the years 1993, 1994 and 1995 have increased primarily because of increasing volumes. Presented below is the detail for the year-over-year percentage change in operating expenses:

- -----------------------------------------------------------------------------
                                                               Percent Change
                                                               --------------
                                                                1995/   1994/
                                                                1994    1993
Salaries and employee benefits                                   + 8     + 8
Rentals and landing fees                                         +16     + 7
Depreciation and amortization                                    + 9     + 3
Fuel                                                             + 6     - 5
Maintenance and repairs                                          +17     +15
Other                                                            +16     + 8

Total operating expenses                                         +11     + 7
- -----------------------------------------------------------------------------

     The increases in Salaries and employee benefits are primarily due to volume-related growth in the Company's U.S. domestic employment levels. A portion of the increase from 1993 to 1995 is attributable to increased provisions under the Company's variable incentive compensation plans which reflect increased earnings and, in 1995, a significant gain from the sale of certain businesses. (See Revenues above and Other Income and Expense and Income Taxes below for additional information.) Management expects this trend of increasing salaries and employee benefits to continue because of rising U.S. domestic express volumes.
     The increases in Rentals and landing fees for 1995 and 1994 are due to the leasing of additional aircraft. In 1995, the Company added, by operating lease, ten Airbus A310 and seven Airbus A300 aircraft. In 1994, the Company added, by operating lease, six MD-11 and two Airbus A300 aircraft. Management expects year-over-year increases in lease expense to continue as the Company enters into additional aircraft rental agreements during 1996 and thereafter.
     The increase in Fuel for 1995 is primarily attributable to increases in total flight hours (9%) and gallons consumed (10%), partially offset by a decline in average jet fuel price per gallon (5%). The decrease in fuel expense for 1994 reflects a reduction in gallons consumed (1%) and a decline in average jet fuel price per gallon (7%). Under the Omnibus Budget Reconciliation Act of 1993, a 4.3 cents per gallon increase in the excise tax on

                                    Federal Express Corporation and Subsidiaries



aviation fuel will become effective beginning in October 1995. Based upon 1995 consumption levels, this increase in excise tax would have increased the Company's annual aircraft fuel expense by approximately $27 million.
     Maintenance and repairs expense increased due to engine maintenance on B-727 and MD-11 aircraft. During 1994, regulatory directives required the Company to assess the engines of both aircraft types and, where applicable, take corrective action. The initial cycle of scheduled engine maintenance on the Company's MD-11 fleet, which began in 1994, also contributed to increased maintenance and repairs expense. As of the end of 1995, the Company had fully complied with the maintenance directive on the B-727 engines. Management expects to address the maintenance directive on the MD-11 engines concurrently with scheduled maintenance. Management believes the recent trend of increasing maintenance expense will subside in 1996 and then rise in 1997 as DC-10 aircraft begin a new cycle of scheduled engine maintenance.
     The increase in Other operating expenses for 1995 and 1994 is generally due to year-over-year volume growth. Advertising expense, temporary manpower, and expenses related to the transportation of packages by outside vendors comprise the most significant portion of these expenses. The cost of sales for engine noise reduction kits also caused an increase in other operating expenses in 1995.

Operating Income
The Company's operating income increased 11% in 1995 and 41% in 1994. U.S. domestic results were essentially flat in 1994 and declined significantly in 1995 because of lower margins attributable to the decrease in U.S. domestic express yields. In contrast, the Company's international results improved markedly in 1994 and 1995 because of growing IP and airfreight services. In 1995, the Company's international operations achieved the first full year of profitability. For additional information on the Company's U.S. domestic and international operations, see Note 10 of Notes to Consolidated Financial Statements.

Other Income and Expense and Income Taxes
Decreases in net interest expense of 19% and 12% in 1995 and 1994, respectively, are due to lower debt levels and reduced interest rates on borrowings.
     Other, net for 1995 includes a pre-tax gain of $35.7 million from the sale of two dedicated warehousing and distribution companies in the United Kingdom. This transaction resulted in an after-tax impact of $.27 per share, including the effect of additional variable compensation expenses. Other, net also includes $9.7 million received in 1995 from the bankruptcy estate of a firm engaged by the Company in 1990 to remit employee payroll taxes to appropriate authorities. These payments are a partial recovery of a $32 million loss recorded by the Company in 1991 caused by the failure of this firm to remit certain taxes. The Company may receive additional distributions from the firm's bankruptcy estate depending on the outcome of preference litigation and other pending bankruptcy matters against the firm.

MANAGEMENT'S DISCUSSION AND ANALYSIS



     The Company's effective tax rate for 1995 was 43.0% compared with 46.0% and 46.1% for 1994 and 1993, respectively. In each year, the effective tax rate was greater than the statutory U.S. federal tax rate primarily because of state income taxes and the impact of foreign operations. During 1995, the Company changed the structure of its foreign entity in Mexico. This change permitted the one-time deduction in 1995 of certain items for U.S. federal income tax purposes that were not deductible in prior years and contributed to the lower 1995 tax rate. Based upon anticipated levels of income, capital acquisitions and other factors, the Company's effective tax rate for 1996 is expected to remain at a level similar to the 1995 rate, and the Company does not expect to be subject to the alternative minimum tax in future years.

Outlook
Management believes the competitive nature of the U.S. domestic express delivery market limits the Company's near-term ability to increase prices generally. Nonetheless, the Company continues to work to slow the rate of decline in its U.S. domestic yield through actions which include targeting selected customers for review and realignment of their discount levels, seeking higher yielding customers and promoting heavier package weights. However, reducing unit costs at a rate greater than the rate of yield decline continues to be the Company's primary focus for improving operating margins. Management intends to further reduce unit costs by applying information technologies that better coordinate the processing and delivery of packages. These technologies map courier routes, streamline station operations and balance flight schedules with expected demand. In addition, the Company is undertaking a comprehensive review of its procurement practices in order to optimize the value of goods and services purchased.
     The Airport Improvements Act, effective January 1995, eliminated many of the intrastate transportation regulations that restricted the use of the Company's lower-cost ground transportation system. Management believes that an expanded and well-directed use of trucking, which includes investments in hub automation and larger load carrying vehicles, will provide long-term cost savings. The Company is also developing regional hubs that will serve as distribution points for expanded trucking operations.
     Management believes that continued growth in the Company's international operations is a pivotal factor in improving overall earnings. As discussed above, the Company's international express business benefits from competitive advantages in certain markets. The Company has established an intra-Asian transloading facility at Subic Bay, Philippines. This facility will position the Company to capture more of the growing Far East express market. In addition to the Subic Bay facility, the Company plans to add new EXPRESSfreighter flights to locations in Europe and the Far East. These expansions will entail start-up costs which may restrain short-term profitability. In addition, from time to time, the regulatory environment for global aviation rights may impair the ability of the Company to operate its air network in the most efficient manner. With respect to airfreight, the

                                    Federal Express Corporation and Subsidiaries



Company believes that a forecasted increase in overall market capacity in 1996 for airfreight may slow the volume growth in IXF but provide additional opportunities for ATA.
     The Company manages its aircraft fleet to achieve improving efficiencies in unit costs for fuel consumption, maintenance and crew manning. MD-11 and Airbus A300 and A310 aircraft acquisitions are designed to support this improvement. These aircraft are expected to produce long-term benefits, despite their higher ownership cost.

FINANCIAL CONDITION

Liquidity
Cash and cash equivalents totaled $358 million, a decrease of $35 million during 1995 compared with increases of $237 million and $77 million in 1994 and 1993, respectively. Cash provided from operations during 1995 was $1.0 billion compared with $767 million in 1994 and $725 million in 1993. The increase in cash provided from operations in 1995 is primarily due to higher net income in 1995 compared to 1994 and 1993. The Company currently has available a $1 billion revolving bank credit facility that is generally used to finance temporary operating cash requirements and to provide support for the issuance of commercial paper. Management believes that cash flow from operations, its commercial paper program and the revolving bank credit facility will adequately meet its working capital needs for the foreseeable future.

Capital Resources
The Company's operations are capital intensive, characterized by significant investments in aircraft, package handling facilities, sort equipment, vehicles, and computer and telecommunication equipment. The amount and timing of capital additions are dependent on various factors including volume growth, new or enhanced services, geographical expansion of services, competition and availability of satisfactory financing.
     Capital expenditures for 1995 totaled $1.1 billion and included four A310-200 aircraft, 15 Cessna 208 aircraft, deposits on future Airbus A300 aircraft, vehicles and ground support equipment, and customer automation and computer equipment. In comparison, prior year expenditures also totaled $1.1 billion and included five MD-11 aircraft, three B-727-200 aircraft, deposits on future Airbus A300 aircraft, vehicle and ground support equipment, and customer automation and computer equipment. All of the MD-11 aircraft acquired in 1994, along with a sixth aircraft acquired in 1993, were subsequently sold and leased back. For information on the Company's purchase commitments, see Note 11 of Notes to Consolidated Financial Statements.
     The Company has historically financed its capital investments through the use of lease, debt and equity financing in addition to the use of internally generated cash from operations. Management's practice in recent years with respect to funding aircraft acquisitions has been to finance such aircraft through long-term lease transactions that qualify as off balance sheet operating leases under applicable accounting rules. Management

MANAGEMENT'S DISCUSSION AND ANALYSIS



has determined that these operating leases have provided economic benefits favorable to ownership with respect to market values, liquidity and after-tax cash flows. In the future, alternative approaches to financing the Company's aircraft acquisitions, such as capitalized leases or other forms of secured financing, may be pursued when management determines that such financing best meets the Company's needs. The Company has been successful in obtaining investment capital, both domestic and international, for long-term leases on terms acceptable to it, although the marketplace for such capital can become restricted depending on a variety of economic factors beyond the control of the Company. See Note 3 of Notes to Consolidated Financial Statements for additional information concerning the Company's debt and credit facilities.
     In November 1994, the Company filed a shelf registration statement with the Securities and Exchange Commission relating to $465 million of equipment trust and pass through certificates. The Company can use these certificates to finance the purchase of aircraft or to finance the acquisition of aircraft in leveraged lease transactions.
     The Company believes its capital resources provide access to the most efficient capital markets with respect to any particular aircraft acquisition and are adequate for its future capital needs. These resources include backstop financing for 16 Airbus A300 aircraft, $465 million of equipment trust and pass through certificates, $210 million under an interim loan facility, $100 million of unsecured notes available under a June 1992 shelf registration and the public and private debt markets for leveraged lease financing.

OTHER MATTERS

Deferred Tax Assets
At May 31, 1995, the Company had a net cumulative deferred tax asset of $60 million consisting of $440 million of deferred tax assets and $380 million of deferred tax liabilities. The reversals of deferred tax liabilities in future periods will offset similar amounts of deferred tax assets. Based upon historical levels of taxable income, the Company believes that it is more likely than not that sufficient levels of future taxable income will be generated to realize the remaining deferred tax asset.

CONSOLIDATED STATEMENTS OF INCOME             Federal Express Corporation and Subsidiaries



Years ended May 31
- ------------------------------------------------------------------------------------------
In thousands, except per share amounts                  1995           1994           1993
REVENUES                                         $ 9,392,073    $ 8,479,456    $ 7,808,043
- ------------------------------------------------------------------------------------------
OPERATING EXPENSES:

Salaries and employee benefits (Notes 8 and 9)     4,425,202      4,104,800      3,807,493
Rentals and landing fees (Note 4)                    818,599        703,028        658,138
Depreciation and amortization                        652,287        599,357        579,896
Fuel                                                 502,417        472,786        495,384
Maintenance and repairs                              544,170        464,557        404,639
Other                                              1,858,254      1,604,296      1,485,320
- ------------------------------------------------------------------------------------------
                                                   8,800,929      7,948,824      7,430,870
- ------------------------------------------------------------------------------------------
OPERATING INCOME                                     591,144        530,632        377,173
- ------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE):

Interest, net (Note 1)                              (114,687)      (142,392)      (160,923)
Other, net (Note 13)                                  45,627         (9,778)       (12,674)
- ------------------------------------------------------------------------------------------
                                                     (69,060)      (152,170)      (173,597)
- ------------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES
     AND CUMULATIVE EFFECT OF CHANGE
     IN ACCOUNTING PRINCIPLE                         522,084        378,462        203,576

PROVISION FOR INCOME TAXES (Note 7)                  224,496        174,092         93,767
- ------------------------------------------------------------------------------------------

INCOME BEFORE CUMULATIVE EFFECT OF
     CHANGE IN ACCOUNTING PRINCIPLE                  297,588        204,370        109,809
CUMULATIVE EFFECT OF CHANGE IN
     ACCOUNTING PRINCIPLE, NET OF
     TAX BENEFIT OF $34,287 (Note 9)                      --             --        (55,943)
- ------------------------------------------------------------------------------------------
NET INCOME                                       $   297,588    $   204,370    $    53,866
==========================================================================================

EARNINGS PER SHARE (Note 6):

Before cumulative effect of change in
     accounting principle                        $      5.27    $      3.65    $      2.01
Cumulative effect of change in
     accounting principle (Note 9)                        --             --          (1.03)
- ------------------------------------------------------------------------------------------
                                                 $      5.27    $      3.65    $       .98
==========================================================================================
AVERAGE SHARES OUTSTANDING (Note 6)                   56,494         56,012         54,719
==========================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS



May 31
- --------------------------------------------------------------------------------------------------
In thousands                                                                     1995         1994
ASSETS

CURRENT ASSETS:

Cash and cash equivalents                                                  $  357,548   $  392,923
Receivables, less allowance for doubtful accounts of $31,173 and $33,933    1,130,254    1,020,511
Spare parts, supplies and fuel                                                193,251      173,993
Deferred income taxes (Note 7)                                                115,801      113,035
Prepaid expenses and other                                                     72,228       61,234
- --------------------------------------------------------------------------------------------------
     Total current assets                                                   1,869,082    1,761,696
- --------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT, AT COST (Notes 1, 3, 4 and 11):

Flight equipment                                                            3,006,693    2,828,021
Package handling and ground support equipment                               1,841,108    1,583,428
Computer and electronic equipment                                           1,224,050      966,906
Other                                                                       1,625,860    1,511,870
- --------------------------------------------------------------------------------------------------
                                                                            7,697,711    6,890,225
Less accumulated depreciation and amortization                              3,982,467    3,441,132
- --------------------------------------------------------------------------------------------------
     Net property and equipment                                             3,715,244    3,449,093
- --------------------------------------------------------------------------------------------------
OTHER ASSETS:

Goodwill (Note 1)                                                             397,272      415,178
Equipment deposits and other assets (Note 11)                                 451,774      366,531
- --------------------------------------------------------------------------------------------------
     Total other assets                                                       849,046      781,709
- --------------------------------------------------------------------------------------------------
                                                                           $6,433,372   $5,992,498
==================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

                                      Federal Express Corporation and Subsidiaries


- ----------------------------------------------------------------------------------
                                                                 1995         1994
LIABILITIES AND STOCKHOLDERS' INVESTMENT

CURRENT LIABILITIES:

Current portion of long-term debt (Note 3)                 $  255,448   $  198,180
Accounts payable                                              618,621      518,849
Accrued expenses (Note 2)                                     904,466      819,399
- ----------------------------------------------------------------------------------
     Total current liabilities                              1,778,535    1,536,428
- ----------------------------------------------------------------------------------
LONG-TERM DEBT, LESS CURRENT PORTION (Note 3)               1,324,711    1,632,202
- ----------------------------------------------------------------------------------
DEFERRED INCOME TAXES (Note 7)                                 55,956        3,563
- ----------------------------------------------------------------------------------
OTHER LIABILITIES (Note 1)                                  1,028,601      895,600
- ----------------------------------------------------------------------------------


COMMITMENTS AND CONTINGENCIES (Notes 4, 11 and 12)

COMMON STOCKHOLDERS' INVESTMENT (Note 6):

Common Stock, $.10 par value; 200,000 shares authorized;
     56,174 and 55,885 shares issued                            5,617        5,589
Additional paid-in capital                                    775,255      759,229
Retained earnings                                           1,466,427    1,162,160
- ----------------------------------------------------------------------------------
                                                            2,247,299    1,926,978
Less treasury stock and deferred compensation                   1,730        2,273
- ----------------------------------------------------------------------------------
     Total common stockholders' investment                  2,245,569    1,924,705
- ----------------------------------------------------------------------------------
                                                           $6,433,372   $5,992,498
==================================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS                           Federal Express Corporation and Subsidiaries



Years ended May 31
- ------------------------------------------------------------------------------------------------------------
In thousands                                                              1995           1994           1993
OPERATING ACTIVITIES

Net income                                                         $   297,588    $   204,370    $    53,866
Adjustments to reconcile net income to cash
     provided by operating activities:
         Depreciation and amortization                                 652,287        599,357        579,896
         Provision for uncollectible accounts                           36,334         45,763         33,552
         Provision for deferred income taxes and other                  25,976          3,810         19,910
         Gain from disposals of property and equipment                 (39,997)       (11,897)        (5,648)
         Cumulative effect of accounting change                             --             --         55,943
         Changes in assets and liabilities, net of effects
              from purchases and dispositions of businesses:
                  Increase in receivables                             (167,319)      (173,902)       (41,535)
                  Increase in other current assets                     (24,101)        (7,826)        (5,813)
                  Increase in accounts payable, accrued
                      expenses and other liabilities                   258,373        110,508         13,651
         Other, net                                                     (8,424)        (2,905)        21,259
- ------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                1,030,717        767,278        725,081
- ------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES

Purchases of property and equipment, including deposits
     on aircraft of $113,073, $112,138 and $177,564                 (1,060,761)    (1,087,708)    (1,023,723)
Proceeds from dispositions of property and equipment:
     Sale-leaseback transactions                                            --        581,400        216,444
     Reimbursements of A300 deposits                                   138,203         38,794             --
     Other dispositions                                                 59,523         46,148          5,984
Other, net                                                              87,925         27,843          1,992
- ------------------------------------------------------------------------------------------------------------
Cash used in investing activities                                     (775,110)      (393,523)      (799,303)
- ------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES

Proceeds from debt issuances                                            45,460         10,777        878,499
Principal payments on debt                                            (349,523)      (198,243)      (737,334)
Proceeds from stock issuances                                           13,081         53,759         24,512
Other, net                                                                  --         (2,581)       (14,176)
- ------------------------------------------------------------------------------------------------------------
Cash provided by (used in) financing activities                       (290,982)      (136,288)       151,501
- ------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS

Increase (decrease) during the year                                    (35,375)       237,467         77,279
Balance at beginning of year                                           392,923        155,456         78,177
- ------------------------------------------------------------------------------------------------------------
Balance at end of year                                             $   357,548    $   392,923    $   155,456
============================================================================================================

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for:
     Interest (net of capitalized interest)                        $   138,833    $   158,149    $   162,648
     Income taxes                                                      185,964        167,209        188,943
Non-cash investing and financing activities:
In November 1992, approximately $73,000,000 of secured debt related to a portion of the purchase price of one MD-11 aircraft acquired by the Company was assumed by a third party in a sale-leaseback of the aircraft.
In March 1995, the Company issued three series of loan certificates totaling $50,300,000 in exchange for a leased B-747 aircraft. (See Note 3 Long-Term Debt for additional information.)
- ------------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN                             Federal Express Corporation and Subsidiaries
COMMON STOCKHOLDERS' INVESTMENT



- --------------------------------------------------------------------------------------------------------------
In thousands, except shares                            Additional
                                             Common       Paid-in         Retained      Treasury      Deferred
                                              Stock       Capital         Earnings         Stock  Compensation
BALANCE AT MAY 31, 1992                      $5,410      $672,727      $   906,555       $   (32)      $(4,938)

Purchase of treasury stock                       --            --               --          (472)           --
Forfeiture of restricted stock                   --            --               --           (63)           --
Issuance of common and treasury stock
     under employee incentive plans
     (655,938 shares)                            64        26,658              (85)          531          (393)
Amortization of deferred compensation            --            --               --            --         2,374
Foreign currency translation adjustment          --            --            9,179            --            --
Net income                                       --            --           53,866            --            --
- --------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 1993                       5,474       699,385          969,515           (36)       (2,957)

Purchase of treasury stock                       --            --               --          (185)           --
Forfeiture of restricted stock                   --            --               --        (1,224)           --
Issuance of common and treasury stock
     under employee incentive plans
     (1,153,248 shares)                         115        59,844               --           670            (8)
Amortization of deferred compensation            --            --               --            --         1,467
Foreign currency translation adjustment          --            --          (11,725)           --            --
Net income                                       --            --          204,370            --            --
- --------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 1994                       5,589       759,229        1,162,160          (775)       (1,498)

Forfeiture of restricted stock                   --            --               --          (231)           --
Issuance of common stock under employee
     incentive plans (288,724 shares)            28        16,026               --            --            --
Amortization of deferred compensation            --            --               --            --           774
Foreign currency translation adjustment          --            --            6,679            --            --
Net income                                       --            --          297,588            --            --
- --------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 1995                      $5,617      $775,255      $ 1,466,427       $(1,006)      $  (724)
==============================================================================================================

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

Property and equipment. Expenditures for major additions, improvements, flight equipment modifications, and certain overhaul costs are capitalized. Maintenance and repairs are charged to expense as incurred, except for B-747 airframe and engine overhaul maintenance which is accrued and charged to expense on the basis of hours flown. The cost and accumulated depreciation of property and equipment disposed of are removed from the related accounts and any gain or loss reflected in the results of operations.
     For financial reporting purposes, depreciation and amortization of property and equipment is provided on a straight-line basis over the asset's service life or related lease term as follows:

Flight equipment                                                   7 to 20 years
Package handling and ground support equipment                      5 to 30 years
Computer and electronic equipment                                  3 to 10 years
Other                                                              2 to 30 years

     Aircraft airframes and engines are assigned residual values ranging from 10% to 20% of asset cost. All other property and equipment have no assigned residual values. Vehicles, which are included in Package handling and ground support equipment, are depreciated on a straight-line basis over 5 to 10 years.
     For income tax purposes, depreciation is generally computed using accelerated methods.

Deferred gains. Gains on the sale and leaseback of aircraft and other property and equipment are deferred and amortized over the life of the lease as a reduction of rent expense. Included in Other Liabilities at May 31, 1995 and 1994 were deferred gains of $293,000,000 and $230,234,000, respectively.

Deferred lease obligations. While certain of the Company's aircraft and facility leases contain fluctuating or escalating payments, the related rent expense is recorded on a straight-line basis over the lease term. Included in Other Liabilities at May 31, 1995 and 1994 were $216,683,000 and $185,508,000, respectively, representing the cumulative difference between rent expense and rent payments.

Self-insurance reserves. The Company is self-insured up to certain levels for workers' compensation, employee health care and vehicle liabilities. Reserves are based on the actuarially estimated cost of claims. Included in Other Liabilities at May 31, 1995 and 1994, were $294,000,000 and $270,000,000, respectively, representing self-insurance reserves for the Company's workers' compensation and vehicle liabilities.

Capitalized interest. Interest on funds used to finance the acquisition and modification of aircraft and construction of certain facilities up to the date the asset is placed in service is capitalized and included in the cost of the asset. Capitalized interest was $27,381,000, $29,738,000 and $31,256,000, for
1995, 1994 and 1993, respectively.

                                    Federal Express Corporation and Subsidiaries



Cash equivalents. Cash equivalents are cash in excess of current operating requirements invested in short-term, interest-bearing instruments with maturities of three months or less at the date of purchase and are stated at cost, which approximates market value. Interest income was $16,236,000 in 1995, $9,778,000 in 1994, and $7,839,000 in 1993.

Spare parts, supplies and fuel. Spare parts, supplies and fuel are stated principally at standard cost (approximates actual cost on a first-in, first-out basis) which is not in excess of current replacement cost.

Goodwill. Goodwill is the excess of purchase price over the fair value of net assets of businesses acquired. It is amortized on a straight-line basis over periods ranging up to 40 years. Accumulated amortization was $100,527,000 and $87,202,000 at May 31, 1995 and 1994, respectively.

Foreign currency translation. The Company conducts a significant amount of its business and has a number of operating facilities in countries outside the United States. Translation gains and losses of foreign operations that use local currencies as the functional currency are accumulated and reported as a separate component of common stockholders' investment. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the results of operations.

Income taxes. Deferred income taxes are provided for the tax effect of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The Company uses the liability method to account for income taxes, which requires deferred taxes to be recorded at the statutory rate expected to be in effect when the taxes are paid.
     The Company has not provided taxes on its foreign subsidiaries' earnings that are deemed to be permanently reinvested. Quantification of the deferred tax liability, if any, associated with permanently reinvested earnings is not practicable.

Revenue recognition. Revenue is generally recognized upon delivery of shipments. For shipments in transit, revenue is recorded based on the percentage of service completed.

Earnings per share. Earnings per share is computed based on the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares are the shares of common stock that would be issued upon the exercise of all dilutive outstanding stock options, less the assumed repurchase of treasury shares. Earnings per share assuming full dilution is substantially the same as earnings per share as stated and, accordingly, is not shown separately.

Reclassifications. Certain amounts for 1994 and 1993 have been reclassified to conform to the 1995 presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 2: ACCRUED EXPENSES

May 31
- -------------------------------------------------------------------------------------------
In thousands                                                              1995         1994
Compensated absences                                                  $192,785     $180,105
Insurance                                                              176,806      156,906
Taxes other than income taxes                                          137,037      130,801
Employee benefits                                                      127,870       86,352
Salaries                                                               100,024       82,563
Aircraft overhaul                                                       53,540       50,933
Other                                                                  116,404      131,739
- -------------------------------------------------------------------------------------------
                                                                      $904,466     $819,399
===========================================================================================


NOTE 3: LONG-TERM DEBT

May 31
- -------------------------------------------------------------------------------------------
In thousands                                                              1995         1994
Unsecured notes payable, interest rates of 6.25% to 10.57%,
     due through 2013                                               $1,187,413   $1,384,942
- -------------------------------------------------------------------------------------------
Unsecured sinking fund debentures, interest rate of 9.63%,
     due through 2020                                                   98,323       98,254
- -------------------------------------------------------------------------------------------
Capital lease obligations and tax exempt bonds, due through 2017,
     interest rates of 6.75% to 8.30%                                  255,100      255,100
     Less bond reserve funds                                            11,096       11,096
- -------------------------------------------------------------------------------------------
                                                                       244,004      244,004
- -------------------------------------------------------------------------------------------
Other debt, interest rates of 9.68% to 9.98%                            50,419      103,182
- -------------------------------------------------------------------------------------------
                                                                     1,580,159    1,830,382
     Less current portion                                              255,448      198,180
- -------------------------------------------------------------------------------------------
                                                                    $1,324,711   $1,632,202
===========================================================================================

     The Company has a revolving credit agreement with domestic and foreign banks that provides for a commitment of $1,000,000,000 through May 31, 2000, all of which was available at May 31, 1995. Interest rates on borrowings under this agreement are generally determined by maturities selected and prevailing market conditions. The agreement contains certain covenants and restrictions, none of which are expected to significantly affect operations or the ability to pay dividends. As of May 31, 1995, approximately $692,000,000 was available for the payment of dividends. Commercial paper borrowings are backed by unused commitments under the revolving credit agreement and reduce the amount available under the agreement.
     Tax exempt bonds were issued by the Memphis-Shelby County Airport Authority ("MSCAA") and the City of Indianapolis. A lease agreement with the MSCAA and a loan agreement with the City of Indianapolis covering

                                    Federal Express Corporation and Subsidiaries



the facilities and equipment financed with the bond proceeds obligate the Company to pay rentals and loan payments, respectively, equal to principal and interest due on the bonds.
     In connection with the acquisition of four Airbus A310 aircraft, the Company issued, in March 1995, three series of loan certificates totaling $50,300,000 at rates of 9.68% to 9.98% with maturity dates from March 2002 to September 2007. These certificates relate to the buyout of a lease on a B-747 aircraft and are secured by a DC-10-30 aircraft.
     Scheduled annual principal maturities of long-term debt for the five years subsequent to May 31, 1995, are as follows: $255,400,000 in 1996; $26,200,000 in 1997; $126,600,000 in 1998; $257,400,000 in 1999 and $14,900,000 in 2000.
     The Company's long-term debt, exclusive of capital leases, had carrying values of $1,390,000,000 and $1,630,000,000 at May 31, 1995 and 1994,
respectively, compared with fair values of approximately $1,470,000,000 and $1,740,000,000 at those dates. The estimated fair values were determined based on quoted market prices or on the current rates offered for debt with similar terms and maturities.

NOTE 4: LEASE COMMITMENTS

The Company utilizes certain aircraft, land, facilities and equipment under capital and operating leases which expire at various dates through 2024. In addition, supplemental aircraft are leased under agreements which generally provide for cancellation upon 30 days' notice.
     Property and equipment recorded under capital leases at May 31 was as follows:

- --------------------------------------------------------------------------------
In thousands                                                   1995         1994
Package handling and ground support equipment              $378,438     $372,194
Facilities                                                  133,435      133,435
Computer and electronic equipment and other                   7,175        7,152
- --------------------------------------------------------------------------------
                                                            519,048      512,781
Less accumulated amortization                               347,738      330,155
- --------------------------------------------------------------------------------
                                                           $171,310     $182,626
================================================================================

     Rent expense under operating leases for the years ended May 31 was as follows:

- --------------------------------------------------------------------------------
In thousands                                1995            1994            1993
Minimum rentals                         $707,182        $621,174        $563,646
Contingent rentals                        43,005          21,540          35,353
- --------------------------------------------------------------------------------
                                        $750,187        $642,714        $598,999
================================================================================

     Contingent rentals are based on mileage under supplemental aircraft leases.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     A summary of future minimum lease payments under capital leases and non-cancelable operating leases (principally aircraft and facilities) with an initial or remaining term in excess of one year at May 31, 1995 follows:


- --------------------------------------------------------------------------------
In thousands                                Capital Leases      Operating Leases
1996                                            $   15,561            $  645,572
1997                                                15,561               649,557
1998                                                15,561               609,832
1999                                                15,561               578,107
2000                                                15,561               540,459
Thereafter                                         371,643             6,287,674
- --------------------------------------------------------------------------------
                                                $  449,448            $9,311,201
================================================================================

     At May 31, 1995, the present value of future minimum lease payments for capital lease obligations was $199,004,000.

NOTE 5: PREFERRED STOCK

The Certificate of Incorporation authorizes the Board of Directors, at its discretion, to issue up to 4,000,000 shares of Series Preferred Stock. The stock is issuable in series which may vary as to certain rights and preferences and has no par value. As of May 31, 1995, none of these shares had been issued.

                                    Federal Express Corporation and Subsidiaries



NOTE 6: COMMON STOCKHOLDERS' INVESTMENT

Under the provisions of the Company's stock incentive plans, options may be granted to certain key employees (and, under the 1993 plan, to directors who are not employees of the Company) to purchase common stock of the Company at a price not less than its fair market value at the date of grant. The following summarizes information for the past three years with respect to those plans:

- --------------------------------------------------------------------------------
                                           Number of Shares         Option Price
                                               Under Option            Per Share
Outstanding at May 31, 1992                       3,653,803        $23.59-$70.19

Granted                                             260,750         36.88- 56.25
Exercised                                          (643,563)        23.59- 56.63
Canceled                                           (123,947)        34.31- 70.19
- --------------------------------------------------------------------------------
Outstanding at May 31, 1993                       3,147,043        $30.56-$70.19

Granted                                             982,750         54.31- 70.81
Exercised                                        (1,142,249)        30.56- 70.19
Canceled                                           (111,758)        34.31- 62.94
- --------------------------------------------------------------------------------
Outstanding at May 31, 1994                       2,875,786        $30.56-$70.81

Granted                                             671,800         56.13- 75.88
Exercised                                          (288,724)        30.56- 62.94
Canceled                                            (89,997)        30.56- 75.88
- --------------------------------------------------------------------------------
Outstanding at May 31, 1995                       3,168,865        $30.56-$75.88
================================================================================
Exercisable at May 31, 1995                       1,478,089        $30.56-$70.81
================================================================================

     At May 31, 1995, there were 198,005 shares available for future grants under the above-mentioned stock incentive plans.
     Under the terms of the Company's 1986 Restricted Stock Plan, shares of the Company's common stock are granted to key employees. Restrictions on the shares expire over a period of two to five years from their date of grant. The value of shares issued related to this plan is recorded as a reduction of common stockholders' investment and is being amortized to compensation expense as restrictions on such shares expire. The shares granted under this plan were 11,000 in 1994 and 12,500 in 1993. There were no shares granted in 1995. During 1995, 1994 and 1993, 3,750, 18,438 and 1,500 shares, respectively, were forfeited. At May 31, 1995, there were 14,688 shares available for future grants under this plan.
     At May 31, 1995, there were 3,381,558 shares of common stock reserved for issuance under the above-mentioned plans.
     In 1988, the Board of Directors authorized the purchase of up to approximately 5,300,000 shares of the Company's common stock on the open market. As of May 31, 1995, a total of 2,765,243 shares at an average cost of $41.68 per share had been purchased and substantially all reissued under the above-mentioned plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 7: INCOME TAXES

The components of the provision for income taxes for the years ended May 31 were as follows:

- --------------------------------------------------------------------------------
In thousands                                  1995            1994          1993
Current provision:
     Federal                             $ 137,041       $ 131,724       $64,130
     Foreign                                29,787          16,387         9,318
     State                                  23,405          26,862         3,170
- --------------------------------------------------------------------------------
                                           190,233         174,973        76,618
- --------------------------------------------------------------------------------

Deferred provision (credit):
     Federal                                24,058           2,263         6,899
     Foreign                                 9,072           2,524            --
     State                                   1,133          (5,668)       10,250
- --------------------------------------------------------------------------------
                                            34,263            (881)       17,149
- --------------------------------------------------------------------------------
                                         $ 224,496       $ 174,092       $93,767
================================================================================

     The Company's operations included the following income (loss) with respect to entities in foreign locations for the years ended May 31:

- --------------------------------------------------------------------------------
In thousands                                 1995           1994            1993
Entities with pre-tax income            $ 149,000      $ 127,000       $  67,000
Entities with pre-tax losses             (173,000)      (210,000)       (247,000)
- --------------------------------------------------------------------------------
                                        $ (24,000)     $ (83,000)      $(180,000)
================================================================================

     Income (losses) from entities which are structured as foreign subsidiaries are not included in the U.S. consolidated income tax return. Approximately $29,000,000 and $14,000,000 of net foreign subsidiary income were not taxable for federal income tax purposes in 1995 and 1994, respectively. In 1993, approximately $7,000,000 of net foreign subsidiary losses were not deductible for federal income tax purposes. Income taxes have been provided for foreign operations based upon the various tax laws and rates of the countries in which the Company's operations are conducted. There is no direct relationship between the Company's overall foreign income tax provision and foreign pre-tax book income due to the different methods of taxation used by countries throughout the world.

                                    Federal Express Corporation and Subsidiaries



     A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate for the years ended May 31 follows:

- ----------------------------------------------------------------------------
                                                    1995      1994      1993
Statutory U.S. income tax rate                      35.0%     35.0%     34.0%
Increase resulting from:
     Goodwill amortization                           1.0       1.3       2.5
     Foreign operations                              0.9       3.5       1.3
     State income taxes, net of federal benefit      3.1       3.6       4.4
     Other, net                                      3.0       2.6       3.9
- ----------------------------------------------------------------------------
                                                    43.0%     46.0%     46.1%
============================================================================

     The Omnibus Budget Reconciliation Act of 1993 increased the statutory U.S. income tax rate from 34% to 35% retroactive to January 1, 1993. The adverse impact of the increase in the statutory rate was offset in 1994 by a corresponding revaluation of the Company's deferred tax assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." The net impact of these adjustments was immaterial.
     At May 31, 1995, the Company had fully utilized the alternative minimum tax credit carryovers from 1991, 1992 and 1993.
     The significant components of deferred tax assets and liabilities as of May 31 were as follows:

- -----------------------------------------------------------------------------------------------------
In thousands                                         1995                              1994
- -----------------------------------------------------------------------------------------------------
                                          Deferred         Deferred         Deferred         Deferred
                                        Tax Assets  Tax Liabilities       Tax Assets  Tax Liabilities
Depreciation                              $     --         $303,088         $     --         $285,524
Deferred gains on sales of assets           67,912               --           45,969               --
Alternative minimum tax credits                 --               --           55,844               --
Employee benefits                           69,563               --           66,875               --
Self-insurance reserves                    165,197               --          148,426               --
Other                                      137,063           76,802          137,205           59,323
- -----------------------------------------------------------------------------------------------------
                                          $439,735         $379,890         $454,319         $344,847
=====================================================================================================

NOTE 8: PENSION AND PROFIT SHARING PLANS

The Company sponsors pension plans covering substantially all employees. The largest plan covers U.S. domestic employees age 21 and over, with at least one year of service and provides benefits based on final average earnings and years of service. Plan funding is actuarially determined, subject to certain tax law limitations.
     International defined benefit plans provide benefits primarily based on final earnings and years of service and are funded in accordance with local laws and income tax regulations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     The following table sets forth the funded status of the plans as of May
31:

- ----------------------------------------------------------------------------------------------
In thousands                                                               1995           1994
Actuarial present value of the projected benefit obligation
     for service rendered to date                                   $ 1,972,009    $ 1,800,187
Less plan assets at fair value                                        2,093,422      1,733,446
- ----------------------------------------------------------------------------------------------
Projected benefit obligation in excess of (less than) plan assets      (121,413)        66,741
Unrecognized net gains from past experience different from
     that assumed and effects of changes in assumptions                 123,929         21,555
Prior service cost not yet recognized in net periodic cost                6,449        (31,581)
Unrecognized transition amount                                           (3,679)          (797)
- ----------------------------------------------------------------------------------------------
Pension liability                                                   $     5,286    $    55,918
==============================================================================================
Accumulated benefit obligation                                      $ 1,203,126    $ 1,106,076
==============================================================================================
Vested benefit obligation                                           $ 1,140,545    $   998,024
==============================================================================================

     Net periodic pension cost for the years ended May 31 included the following components:

- ----------------------------------------------------------------------------------------------
In thousands                                                1995           1994           1993
Service cost - benefits earned during the period       $ 182,617      $ 176,861      $ 161,100
Interest cost on projected benefit obligation            143,408        127,959        117,086
Actual return on plan assets                            (192,939)       (82,019)      (160,977)
Net amortization and deferral                             19,333        (64,727)        36,055
- ----------------------------------------------------------------------------------------------
                                                       $ 152,419      $ 158,074      $ 153,264
==============================================================================================

     The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 8.6% and 6.0%, respectively, in 1995, 8.1% and 6.0%, respectively, in 1994 and 8.0% and 6.0%, respectively, in 1993. The expected long-term rate of return on assets was 9.5% in 1995, 1994 and 1993. Plan assets consist primarily of marketable equity securities and fixed income instruments.
     The Company also has a profit sharing plan, which covers substantially all U.S. domestic employees age 21 and over, with at least one year of service with the Company as of the contribution date, as defined. The plan provides for discretionary contributions by the Company which are determined annually by the Board of Directors. Profit sharing expense was $52,200,000 in 1995, $36,800,000 in 1994 and $21,900,000 in 1993.

                                    Federal Express Corporation and Subsidiaries



NOTE 9: POSTRETIREMENT BENEFIT PLANS

The Company offers medical and dental coverage to all eligible U.S. domestic retirees and their eligible dependents. Vision coverage is provided for retirees only. Substantially all of the Company's U.S. domestic employees become eligible for these benefits at age 55 and older, if they have permanent, continuous service with the Company of at least 10 years after attainment of age 45 if hired prior to January 1, 1988, or at least 20 years after attainment of age 35, if hired on or after January 1, 1988. Life insurance benefits are provided only to retirees of the former Tiger International, Inc. who retired prior to acquisition.
     Effective June 1, 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." This standard requires that the expected cost of providing postretirement benefits be charged to expense during the years employees render service. Prior to the adoption of SFAS No. 106, the Company charged retiree benefits to expense when paid. These amounts were not significant. The cumulative effect of adopting this standard was $90,230,000 before taxes ($55,943,000 after tax benefit, or $1.03 per share).
     The following table sets forth the accrued postretirement benefit cost as of May 31:

- --------------------------------------------------------------------------------
In thousands                                                 1995           1994
Accumulated postretirement benefit obligation:
     Retirees                                            $ 35,816      $  34,581
     Fully eligible active employees                       24,400         25,698
     Other active employees, not fully eligible            60,769         66,472
- --------------------------------------------------------------------------------
                                                          120,985        126,751
Unrecognized net gain (loss)                               25,421           (958)
- --------------------------------------------------------------------------------
                                                         $146,406      $ 125,793
================================================================================

     Net postretirement benefit expense for the years ended May 31 was as follows:

- --------------------------------------------------------------------------------
In thousands                                  1995           1994           1993
Service cost                               $12,870       $ 12,392       $  9,161
Interest cost                               10,617         10,174          8,434
Transition obligation                           --             --         90,230
- --------------------------------------------------------------------------------
                                           $23,487       $ 22,566       $107,825
================================================================================

     Future medical benefit costs were estimated to increase at an annual rate of 11.0% during 1996, decreasing to an annual growth rate of 6.8% in 2005 and thereafter. Future dental benefit costs were estimated to increase at an annual rate of 8.8% during 1996, decreasing to an annual growth rate of 6.8% in 2004 and thereafter. The Company's cost is capped at 150% of 1993 employer cost and, therefore, will not be subject to medical and dental trends after the capped cost is attained, projected to be in 1998. Primarily because of the cap on the Company's cost, a 1% increase in these annual trend rates would not have a significant impact on the accumulated postretirement benefit obligation at May 31, 1995, or 1995 benefit expense. The weighted average discount

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



rates used in estimating the accumulated postretirement obligation were 8.6% and 7.7% at May 31, 1995 and 1994, respectively. The Company pays claims as incurred.

NOTE 10: BUSINESS SEGMENT INFORMATION

The Company is in a single line of business - the worldwide transportation and distribution of goods and documents. For reporting purposes, operations are classified into two geographic areas, U.S. domestic and international. Shipments which either originate in or are destined to locations outside the U.S. are categorized as international.
     A summary of selected financial information for U.S. domestic and international operations for the years ended May 31 follows:

- --------------------------------------------------------------------------------
In thousands                        U.S.                                   Total
                                Domestic       International           Worldwide
Revenues:
    1995                      $6,839,418         $ 2,552,655          $9,392,073
    1994                       6,199,940           2,279,516           8,479,456
    1993                       5,667,964           2,140,079           7,808,043

Operating Income (Loss):
    1995                      $  465,527         $   125,617          $  591,144
    1994                         559,629             (28,997)            530,632
    1993                         559,140            (181,967)            377,173

Identifiable Assets:
    1995                      $5,321,811         $ 1,111,561          $6,433,372
    1994                       4,883,644           1,108,854           5,992,498
    1993                       4,432,578           1,360,486           5,793,064
- --------------------------------------------------------------------------------

     Identifiable assets used jointly in U.S. domestic and international operations (principally aircraft) have been allocated based on estimated usage. International revenues related to services originating in the U.S. totaled $1,201,100,000, $1,020,000,000 and $928,600,000 for the years ended May 31,
1995, 1994 and 1993, respectively.

                                    Federal Express Corporation and Subsidiaries



NOTE 11: COMMITMENTS AND CONTINGENCIES

The Company's annual purchase commitments under various contracts as of May 31, 1995 are as follows:

- --------------------------------------------------------------------------------
In thousands                           Aircraft-
                         Aircraft        Related(1)       Other(2)         Total
1996                     $499,500       $135,400       $425,500       $1,060,400
1997                      429,800         19,100         43,200          492,100
1998                      486,000         15,300         33,700          535,000
1999                      242,300         18,100         15,600          276,000
2000                      124,200          9,900             --          134,100
- --------------------------------------------------------------------------------

(1) Primarily aircraft modifications, rotables, and development and upgrade of aircraft simulators.
(2) Primarily facilities, vehicles, computer and other equipment.

     The Company is committed to purchase 16 Airbus A300, three Airbus A310, 12 MD-11 and 35 Cessna 208B aircraft to be delivered through 2000. At May 31, 1995, deposits and progress payments of $318,983,000 had been made toward these purchases. At May 31, 1995, the Company had options to purchase up to 44 additional Airbus A300 for delivery beginning in 1999. In addition, the Company may be required to purchase seven MD-11 aircraft for delivery beginning no later than 2000 under a put option agreement.
     The Company has entered into contracts which are designed to limit its exposure to fluctuations in jet fuel prices. Under these contracts, the Company makes (or receives) payments based on the difference between a specified upper (or lower) limit and the market price of jet fuel, as determined by an index of spot market prices representing various geographic regions. The difference is recorded as an increase or decrease in fuel expense. At May 31, 1995, the Company had contracts with various financial institutions covering a total notional volume of 97.4 million gallons (approximately 16% of the Company's annual jet fuel consumption), with some contracts extending through August 1996. As of May 31, 1995, the Company had neither received nor made any payments related to these contracts. Based on current market prices, the fair value of these contracts at May 31, 1995, was approximately $141,000.

NOTE 12: LEGAL PROCEEDINGS

The Internal Revenue Service ("IRS") issued an Examination Report on October 31, 1991 asserting the Company underpaid federal excise taxes for the calendar quarters ended December 31, 1983 through March 31, 1987. The Examination Report contains a primary position and a mutually exclusive alternative position asserting the Company underpaid federal excise taxes by $54,000,000 and $26,000,000, respectively. Disagreeing with essentially all of the proposed adjustments contained in the Examination Report, the Company filed a Protest on March 16, 1992, which set forth the Company's defenses to both IRS positions and a claim for refund of overpaid federal excise taxes of $23,500,000. On March 19, 1993, the IRS issued another Examination Report to the Company asserting the Company underpaid federal excise taxes by $105,000,000 for the calendar quarters ended June 30, 1987 through March 31, 1991. On June 17, 1993, the Company filed a Protest contesting the March 19 Examination Report which set forth the Company's defenses to the IRS position and a claim for refund of overpaid federal excise taxes of $46,500,000. Interest would be payable on the amount of any refunds by the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



IRS to the Company or underpaid federal excise taxes payable by the Company to the IRS at statutorily determined rates. The interest rates payable by the Company for underpaid taxes are higher than the rates payable by the IRS on refund amounts.
     The Company is vigorously pursuing its Protests administratively with the IRS Appeals Division. If it is unsuccessful with the IRS Appeals Division, the Company intends to pursue its position in court. Pending resolution of this matter, the IRS can be expected to take positions similar to those taken in their Examination Reports for periods after March 31, 1991.
     Given the inherent uncertainties in the excise tax matter, management is currently unable to predict with certainty the outcome of this matter or the ultimate effect, if any, its resolution would have on the Company's financial condition or results of operations. No amount has been reserved for this contingency.
     The Company is subject to other legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the aggregate liability, if any, with respect to these other actions will not materially adversely affect the financial position or results of operations of the Company.

NOTE 13: UNUSUAL EVENTS

In January 1995, the Company sold two dedicated warehousing and contract distribution companies in the United Kingdom. A gain of $35,700,000 was recorded from the sale.
     In 1995, the Company received $9,700,000 from the bankruptcy estate of a firm engaged by the Company in 1990 to remit payments of employee withholding taxes. This amount is a partial recovery of a $32,000,000 loss incurred by the Company in 1991 that resulted from the firm's failure to remit certain of these tax payments to appropriate authorities. The Company may receive additional distributions from the firm's bankruptcy estate depending on the outcome of preference litigation and other pending bankruptcy matters against the firm.

NOTE 14: SUMMARY OF QUARTERLY OPERATING RESULTS (Unaudited)

- ------------------------------------------------------------------------------------------
In thousands, except earnings per share       First       Second        Third       Fourth
                                            Quarter      Quarter      Quarter      Quarter
1995
Revenues                                 $2,231,127   $2,358,765   $2,332,594   $2,469,587
Operating income                            142,985      176,376       97,672      174,111
Income before income taxes                  107,267      151,120      110,714      152,983
Net income                                   61,142       86,139       63,107       87,200
Earnings per share                       $     1.08   $     1.53   $     1.12   $     1.54
Average shares outstanding                   56,614       56,385       56,374       56,601

1994
Revenues                                 $2,015,725   $2,121,525   $2,077,414   $2,264,792
Operating income                            101,907      149,718       85,317      193,690
Income before income taxes                   60,835      110,539       57,717      149,371
Net income                                   32,851       59,691       31,167       80,661
Earnings per share                       $      .60   $     1.07   $      .55   $     1.43
Average shares outstanding                   55,186       55,850       56,445       56,569
- ------------------------------------------------------------------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Stockholders of Federal Express Corporation:

We have audited the accompanying consolidated balance sheets of Federal Express Corporation (a Delaware corporation) and subsidiaries as of May 31, 1995 and 1994, and the related consolidated statements of income, common stockholders' investment and cash flows for each of the three years in the period ended May 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Federal Express Corporation and subsidiaries as of May 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1995, in conformity with generally accepted accounting principles.


                                                      Arthur Andersen LLP

Memphis, Tennessee
June 29, 1995

SELECTED CONSOLIDATED FINANCIAL DATA



Years ended May 31
- ----------------------------------------------------------------------------------------------------
In thousands, except per share data and other operating data         1995         1994          1993
OPERATING RESULTS

Revenues                                                       $9,392,073   $8,479,456    $7,808,043
Operating income                                                  591,144      530,632       377,173
Income (loss) before income taxes                                 522,084      378,462       203,576
Income (loss) from continuing operations                          297,588      204,370       109,809
Net income (loss)                                              $  297,588   $  204,370   $    53,866

PER SHARE DATA

Earnings (loss) per share:
     Continuing operations                                     $     5.27   $     3.65   $      2.01
     Discontinued operations                                           --           --            --
     Cumulative effect of changes in accounting principles             --           --         (1.03)
- ----------------------------------------------------------------------------------------------------
     Net earnings (loss) per share                             $     5.27   $     3.65   $       .98
Average shares outstanding                                         56,494       56,012        54,719
Cash dividends                                                         --           --            --

FINANCIAL POSITION

Property and equipment, net                                    $3,715,244   $3,449,093   $ 3,476,268
Total assets                                                    6,433,372    5,992,498     5,793,064
Long-term debt                                                  1,324,711    1,632,202     1,882,279
Common stockholders' investment                                 2,245,569    1,924,705     1,671,381

OTHER OPERATING DATA

Express package:
     Average daily package volume                               2,247,594    1,925,105     1,710,561
     Average pounds per package                                       6.3          6.0           5.8
     Average revenue per pound*                                $     2.31   $     2.51   $      2.62
     Average revenue per package*                              $    14.62   $    15.12   $     15.30
Airfreight:
     Average daily pounds                                       2,153,041    1,844,270     2,050,033
     Average revenue per pound                                 $     1.06   $     1.06   $      1.09
Operating weekdays                                                    255          257           255
Aircraft fleet:
     Airbus A300-600                                                    9            2            --
     Airbus A310-200                                                   15           --            --
     Boeing 747-100                                                    --           --            --
     Boeing 747-200                                                     5            6             8
     McDonnell Douglas MD-11                                           13           13             8
     McDonnell Douglas DC-10-10                                        13           11            11
     McDonnell Douglas DC-10-30                                        22           19            19
     McDonnell Douglas DC-8                                            --           --            --
     Boeing 727-100                                                    68           69            80
     Boeing 727-200                                                    90           90            87
     Cessna 208A                                                       10           10            10
     Cessna 208B                                                      219          206           206
     Fokker F-27                                                       32           32            32
Vehicle fleet                                                      35,900       30,900        28,100
Average number of employees (based on a
     standard full-time workweek)                                  94,201       88,502        84,104
- ----------------------------------------------------------------------------------------------------

*Beginning in 1995, certain service fee revenues were classified as package-related revenue. Data for prior periods has been restated where applicable to conform to this presentation.

                                                 Federal Express Corporation and Subsidiaries



- ---------------------------------------------------------------------------------------------
       1992          1991         1990         1989         1988          1987           1986


$ 7,550,060    $7,688,296   $7,015,069   $5,166,967   $3,882,817   $ 3,178,308    $ 2,573,229
     22,967       252,126      387,355      414,787      379,452       364,743        344,021
   (146,828)       40,942      218,423      298,332      302,328       311,885        305,085
   (113,782)        5,898      115,764      166,451      187,716       166,952        192,671
$  (113,782)   $    5,898   $  115,764   $  184,551   $  187,716   $   (65,571)   $   131,839




$     (2.11)   $      .11   $     2.18   $     3.18   $     3.56   $      3.21    $      3.86
         --            --           --           --           --         (4.48)         (1.22)
         --            --           --          .35           --            --             --
- ---------------------------------------------------------------------------------------------
$     (2.11)   $      .11   $     2.18   $     3.53   $     3.56   $     (1.27)   $      2.64
     53,961        53,350       53,161       52,272       52,670        51,905         49,840
         --            --           --           --           --            --             --



$ 3,411,297    $3,624,026   $3,566,321   $3,431,814   $2,231,875   $ 1,861,432    $ 1,551,845
  5,463,186     5,672,461    5,675,073    5,293,422    3,008,549     2,499,511      2,276,362
  1,797,844     1,826,781    2,148,142    2,138,940      838,730       744,914        561,716
  1,579,722     1,668,620    1,649,187    1,493,524    1,330,679     1,078,920      1,091,714




  1,472,642     1,310,890    1,234,174    1,059,882      877,543       704,392        550,306
        5.7           5.6          5.4          5.4          5.3           5.1            5.3
$      2.90    $     3.08   $     3.13   $     3.04   $     3.10   $      3.33    $      3.40
$     16.38    $    17.33   $    16.76   $    16.28   $    16.32   $     16.97    $     17.92

  2,258,303     2,650,204    3,148,290    4,019,353           --            --             --
$      1.22    $     1.20   $     1.13   $     1.06           --            --             --
        254           255          255          255          257           254            254

         --            --           --           --           --            --             --
         --            --           --           --           --            --             --
          4             8            9            9           --            --             --
          9            10           10           12           --            --             --
          4             1           --           --           --            --             --
         11            11           10            8            8             8              6
         17            16           16           16           13            11              9
         --            --            6            6           --            --             --
         85            92           89           80           47            39             35
         66            57           41           26           21            21             18
         10            10           37           38           38            39             34
        206           183          147          109           71            27             --
         32            26           19            7            5            --             --
     30,400        32,800       31,000       28,900       21,000        18,700         14,500

     84,162        81,711       75,102       58,136       48,556        41,047         31,582
- ---------------------------------------------------------------------------------------------

BOARD OF DIRECTORS                                          Federal Express Corporation and Subsidiaries



ROBERT H. ALLEN (2)                                         J.R. HYDE, III (2)
Private Investor and Managing Partner                       Chairman and Chief Executive Officer
Challenge Investment Partners                               AutoZone,Inc.
Investment firm                                             Auto parts retail chain


HOWARD H. BAKER, JR. (1)                                    CHARLES T. MANATT (2)
Partner                                                     Senior Partner
Baker, Donelson, Bearman & Caldwell                         Manatt, Phelps & Phillips
Law firm                                                    Law firm


ANTHONY J.A. BRYAN (1)                                      GEORGE J. MITCHELL (1)
Chairman, Executive Committee                               Special Counsel
Hospital Corporation International                          Verner, Liipfert, Bernhard, McPherson and Hand
Owns, manages and builds hospitals and health-related       Law firm
facilities in various countries around the world

                                                            JACKSON W. SMART, JR. (2*)
ROBERT L. COX (1)                                           Chairman and Chief Executive Officer
Partner                                                     MSP Communications, Inc.
Waring Cox                                                  Radio broadcasting company
Law firm

                                                            FREDERICK W. SMITH
RALPH D. DENUNZIO (2)                                       Chairman, President and Chief Executive Officer
President                                                   Federal Express Corporation
Harbor Point Associates, Inc.
Private investment and consulting firm
                                                            DR. JOSHUA I. SMITH (1)
                                                            Chairman, President and Chief Executive Officer
JUDITH L. ESTRIN                                            The MAXIMA Corporation
President and Chief Executive Officer                       Information and data processing firm
Precept Software, Inc.
Computer software company
                                                            PETER S. WILLMOTT (1)
                                                            Chairman and Chief Executive Officer
PHILIP GREER (1*)                                           Willmott Services, Inc.
Senior Managing Principal                                   Retail and consulting firm
Weiss, Peck & Greer, L.L.C.
Diversified investment management and securities firm       (1) Audit Committee
                                                            (2) Compensation Committee
                                                            (*) Committee Chairman

SENIOR OFFICERS                                   Federal Express Corporation and Subsidiaries



FREDERICK W. SMITH                                JAMES A. MCKINNEY
Chairman, President and                           Senior Vice President
Chief Executive Officer                           President, FedEx Logistics Services


WILLIAM J. RAZZOUK                                GILBERT D. MOOK
Executive Vice President                          Senior Vice President
Worldwide Customer Operations                     Central Support Services


DAVID J. BRONCZEK                                 JAMES A. PERKINS
Senior Vice President                             Senior Vice President and
Europe, Middle East and Africa                    Chief Personnel Officer


T. MICHAEL GLENN                                  DAVID F. REBHOLZ
Senior Vice President                             Senior Vice President
Marketing, Customer Service and                   Global Sales and Trade Services
Corporate Communications

                                                  TRACY G. SCHMIDT
ALAN B. GRAF, JR.                                 Senior Vice President
Senior Vice President and                         Air Ground Terminals and Transportation
Chief Financial Officer

                                                  MARY ALICE TAYLOR
DENNIS H. JONES                                   Senior Vice President
Senior Vice President and                         Americas and Caribbean
Chief Information Officer

                                                  THEODORE L. WEISE
KENNETH R. MASTERSON                              Senior Vice President
Senior Vice President,                            Air Operations
General Counsel and Secretary

                                                  JAMES S. HUDSON
JOSEPH C. MCCARTY, III                            Vice President, Controller and
Senior Vice President                             Chief Accounting Officer
Asia Pacific

CORPORATE INFORMATION



Form 10-K: A copy of the Company's Annual Report on Form 10-K (excluding exhibits), filed with the Securities and Exchange Commission is available free of charge. You will be mailed a copy upon request to Thomas L. Holland, Investor Relations Department, Federal Express Corporation, Box 727, Dept. 1854, Memphis, Tennessee 38194, (901) 395-3478.

Stock listing: The Company's common stock is listed on The New York Stock Exchange under the ticker symbol FDX.

Stockholders: At July 13, 1995, there were 8,243 stockholders of record.

Market information: Following are high and low closing prices, by quarter, for Federal Express Corporation common stock in fiscal 1995 and 1994. No cash dividends have been declared.

- ---------------------------------------------------------------------------------------------
Closing prices of common stock   First Quarter  Second Quarter  Third Quarter  Fourth Quarter
FY 1995
     HIGH                              $ 80.75         $ 70.75        $ 65.25         $ 69.63
     LOW                                 64.00           56.50          53.88           59.88
- ---------------------------------------------------------------------------------------------
FY 1994
     High                              $ 60.25         $ 71.50        $ 77.50         $ 77.25
     Low                                 44.63           55.25          68.25           64.88
- ---------------------------------------------------------------------------------------------

Annual meeting: The annual meeting of stockholders will be held at The Memphis Marriott, 2625 Thousand Oaks Boulevard, Memphis, Tennessee, on Monday, September 25, 1995, at 10:00 a.m., CDT.

Registrar and transfer agent: First Chicago Trust Company of New York, Shareholder Services, P.O. Box 2500, Jersey City, NJ 07303-2500, (800) 446-2617 / Michael Phalen (312) 407-4885.

Corporate headquarters: 2005 Corporate Avenue, Memphis, Tennessee 38132, (901) 369-3600.

Inquiries: For financial information, contact Thomas L. Holland, Manager of Investor Relations, Federal Express Corporation, Box 727, Dept. 1854,
Memphis, Tennessee 38194, (901) 395-3478. For general information, contact Shirlee M. Clark, Manager of Media Relations, Federal Express Corporation, Box 727, Dept. 1850, Memphis, Tennessee 38194, (901) 395-3463.

Auditors: Arthur Andersen LLP, Memphis, Tennessee.

Equal Employment Opportunity: Federal Express Corporation is firmly committed to afford Equal Employment Opportunity to all individuals regardless of age, sex, race, color, religion, national origin, citizenship, disability, or status as a Vietnam era or special disabled veteran. We are strongly bound to this commitment because adherence to Equal Employment Opportunity principles is the only acceptable way of life. We adhere to those principles not just because they're the law, but because it's the right thing to do.

Service Marks: Federal Express, the Federal Express logo, FedEx, FedEx International Economy, FedEx PowerShip, FedEx PowerShip 3, FedEx PowerShip 2, FedEx Drop Box and FedEx Cosmos are registered service marks of Federal Express Corporation. Reg. U.S. Pat. & Tm. Off. The World On Time, FedEx SameDay, 1-800-Go-FedEx, FedEx World Service Center, FedEx ShipSite and FedEx Authorized ShipCenter are service marks and FedEx Ship is a trademark of Federal Express Corporation.

[LOGO] Portions of this Annual Report were printed on recycled paper.