Form 10-K, Exhibit 13
period 1996-05-31
FEDERAL EXPRESS CORP
filed 1996-08-09
CIK 230211

A Message from the
Chief Financial Officer

Most investors seek answers to at least three questions before electing to invest in a particular enterprise: Does the company operate in a growth industry? Does it enjoy leadership leverage within its industry? Do its people demonstrate both the vision and vigor not only to defend, but to extend, their company's leadership advantage? a As you've seen in this and recent years' annual reports, FedEx operates and clearly excels within a rapidly growing, forward-moving industry. FedEx revenues have grown by nearly $1 billion annually, and our net income has nearly tripled since fiscal 1993. Looking ahead, the global express transportation market is expected to exhibit consistently exceptional growth over the next two decades. a With 16 million pounds of daily cargo capacity and an unmatched portfolio of exclusive air cargo route authorities, the FedEx integrated global distribution network affords us tremendous economies of scale and competitive leverage as we grow. a On the third question, the company's ability to extend its competitive advantage, FedEx entered fiscal 1996 from a position of strength, as the express distribution industry leader. Rather than rest on that advantage, we elected to strategically invest $2.0 billion in overall network enhancements and information technologies. These investments will help us continue to expand our network to handle increasing customer demand as well as extend it to reach new markets. a In fiscal 1997, we will remain committed to making similar investments to improve our financial performance, continue our strong revenue growth and solidify our leadership position.




Alan B. Graf, Jr.
Executive Vice President and Chief Financial Officer


                               Financial Section
Management's Discussion and Analysis of
 Results of Operations and Financial Condition    18
Consolidated Statements of Income                 23
Consolidated Balance Sheets                       24
Consolidated Statements of Cash Flows             26
Consolidated Statements of Changes in
 Common Stockholders' Investment                  27
Notes to Consolidated Financial Statements        28
Report of Independent Public Accountants          39
Selected Consolidated Financial Data              40

Management's Discussion and Analysis of Results of Operations and Financial
 Condition

    Results of Operations

 In 1996, the Company achieved record net income and earnings per share for the third consecutive year. Consolidated net income for 1996 was $308 million ($5.39 per share) compared with $298 million ($5.27 per share) and $204 million ($3.65 per share) for 1995 and 1994, respectively.

    Over the past three years, the Company's consolidated financial results improved considerably. The majority of the Company's earnings growth during this period was attributable to the development of its international express delivery services and a growing demand for those services. In 1996, however, weakness in the global airfreight market and costs associated with implementing the Company's intra-Asian network resulted in much lower international operating income than in 1995. The Company's U.S. domestic operations over the same period have been subject to an express delivery market characterized by intense competition and generally declining prices. Consequently, from 1992 to 1995, U.S. domestic operating profits declined. In 1996, despite the impact of unusually severe winter weather in the eastern United States, management actions to control prices and expenses contributed to a significant year-over-year improvement in U.S. domestic operating profits.

 Revenues

 The following table shows a comparison of revenues for the years ended May 31:

In millions                                                                                Percent Change
                                                                                            1996/  1995/
                                                          1996           1995        1994   1995   1994
 U.S. domestic express                                     $ 7,284          $6,700  $6,142    + 9    + 9
 FedEx International Priority/R/ (IP)                        1,997           1,680   1,339    +19    +25
 FedEx International Express Freight/R/ (IXF)
    and FedEx International
    Airport-to-AirportSM (ATA)                                 554             580     505    - 5    +15
 FedEx/R/ Air Charter                                           92             115     113    -20    + 1
 Logistics services                                             94             106     248    -11    -57
 Other*                                                        253             211     132    +20    +59
                                                           -------          ------  ------
                                                           $10,274          $9,392  $8,479    + 9    +11
                                                           =======          ======  ======

 *Includes the sale of engine noise reduction kits.

    The following table shows a comparison of selected express and airfreight (IXF/ATA) statistics for the years ended May 31:

In thousands, except dollar amounts                                                     Percent Change
                                                                                       1996/       1995/
                                                            1996    1995    1994        1995       1994
 U.S. domestic express:
    Average daily packages                                  2,246   2,084   1,792       + 8         +16
    Revenue per package                                    $12.67  $12.61  $13.33        --         - 5
 IP:
    Average daily packages                                    192     164     133       +17         +23
    Revenue per package                                    $40.58  $40.28  $39.21       + 1         + 3
 IXF/ATA:
    Average daily pounds                                    2,144   2,153   1,844        --         +17
    Revenue per pound                                      $ 1.01  $ 1.06  $ 1.06       - 5          --


                                    Federal Express Corporation and Subsidiaries

    In 1996, revenue per package (yield) associated with the Company's U.S. domestic express service improved on a year-over-year basis for the first time in five years. This improvement was partially attributable to an ongoing program of systematic review and revision of customer pricing and discounts. The goal of this program is to ensure a balance between revenues generated and the cost of providing express services. This program particularly impacted FedEx 2DaySM volumes and yields. In 1995, FedEx 2Day yields declined 4%, while average daily volumes increased 22%. In 1996, however, FedEx 2Day yields increased 5%, but average daily volumes increased only 1%. Additionally, the Company raised the list price for FedEx Standard Overnight/R/ service in June 1995 and April 1996.

    Also impacting U.S. domestic revenue per package in 1996 was the expiration of the air cargo transportation excise tax on December 31, 1995. The expiration of this tax added approximately $50 million and 1% to U.S. domestic revenues and yields, respectively. This benefit will continue until such time as Congress reenacts the excise tax.

    Over the past three years, the Company's IP service benefited from its EXPRESSfreighter/R/ network which provides customers with reduced transit times, later drop-off opportunities and daily service on a global basis that is generally unmatched by competitors. Year-over-year increases in average daily volumes and revenues equaled or exceeded 16% during this three-year period. Yields remained relatively constant.

    In 1995 and 1996, the Company's airfreight revenues were a significant factor in determining overall profitability. The Company uses its ATA airfreight service (a lower-priced, space-available service) to fill space on its international flights not utilized by express services such as IP or IXF. In 1995, the demand for global airfreight services generally exceeded available market capacity. Consequently, airfreight shippers paid higher prices for airfreight services than in prior years. This additional revenue contributed to 1995's improvement in earnings. In contrast to 1995, the available market capacity in 1996 was greater relative to demand, which resulted in lower non-express airfreight pounds, prices and revenues for the Company.

    The decrease in logistics services revenue in 1995 and 1996 was due to the sale, effective May 1994, of the Company's German logistics subsidiary and the 1995 sale of two dedicated warehousing and contract distribution companies in the United Kingdom. See additional discussion in Other Income and Expense and Income Taxes below. The increases in other revenue in 1995 and 1996 were primarily attributable to increased sales of engine noise reduction kits.

 Operating Expenses

 Volume growth and expansion of the Company's operations resulted in a trend of increasing operating expenses. Presented below are year-over-year percentage changes in operating expenses:

                                   Percent Change
                                   1996/   1995/
                                    1995    1994
 Salaries and employee benefits       + 4     + 8
 Rentals and landing fees             +17     +16
 Depreciation and amortization        +10     + 9
 Fuel                                 +15     + 6
 Maintenance and repairs              +14     +17
 Other                                +16     +16
 Total operating expenses             +10     +11

    Increases in salaries and employee benefits were primarily due to higher employment levels associated with volume growth. In 1996, decreased provisions under the Company's performance-based incentive compensation plans offset a large portion of the increase in salaries and wages expense.

    The increases in rentals and landing fees were primarily due to the leasing of additional aircraft. As of May 31, 1996, the Company had 74 wide-bodied aircraft under operating lease compared with 58 as of May 31, 1995, and 37 as of May 31, 1994. Management expects year-over-year increases in lease expense to continue as the Company enters into additional aircraft rental agreements during 1997 and thereafter.

 Management's Discussion and Analysis


    The increase in fuel expense in 1996 was due to increases in the average price per gallon of jet fuel (7%) and gallons consumed (9%). The rise in average price per gallon of jet fuel was due to higher jet fuel prices and a
 4.3 cents per gallon excise tax on aviation fuel, used domestically, which became effective October 1, 1995. The increase in fuel expense in 1995 was due to an increase in gallons consumed (10%), partially offset by a decline in average jet fuel price per gallon (5%).

    The increase in maintenance and repairs expense for 1996 was due to a number of factors. The Company's aircraft fleet has increased, resulting in a corresponding increase in maintenance expense. The Company also incurred significant spare parts expense outfitting the newly-opened Subic Bay facility and earlier than expected DC10 engine maintenance expense. In 1995, regulatory directives on B727 and MD11 aircraft engines resulted in higher maintenance and repairs expense, and the Company's MD11 aircraft entered their initial cycle of engine maintenance.

    Maintenance and repairs expense, as it relates to aircraft, typically follows a predictable pattern over the life of the aircraft. Unforeseen maintenance events will occasionally disrupt this pattern, resulting in periodic fluctuations in maintenance and repairs expense. Given the Company's increasing fleet size and variety of aircraft types, management believes that maintenance and repairs expense will continue a long-term trend of year-over-year increases for the foreseeable future.

    Increases in other operating expenses for 1996 and 1995 were primarily due to expenses related to volume growth, including the transportation of packages by third parties and temporary manpower. The cost of sales of engine noise reduction kits increased in 1996 and 1995. A significant portion of the 1996 increase in other operating expenses was also due to consulting fees related to ongoing projects designed to optimize the value of goods and services purchased and the use of internal resources. Advertising also contributed to the increase in other operating expenses in 1995.

 Operating Income

 The Company's operating income increased 6% and 11% in 1996 and 1995, respectively.

    U.S. domestic operating income rose 16% in 1996 and declined 17% in 1995. During 1996, revenue per package increased 0.5% and cost per package increased only 0.3%, while average daily volume rose 8%. These factors contributed to a substantial improvement in operating profits. In 1996, severe winter storms in the eastern United States closed numerous airports and businesses and, consequently, lowered U.S. domestic operating income by approximately $30 million. U.S. domestic results declined in 1995 because of lower margins attributable to a 5% decrease in U.S. domestic express yields, while the average U.S. domestic cost per package declined only 3%. Sales of engine noise reduction kits contributed an incremental $15 million and $36 million to U.S. domestic operating income in 1996 and 1995, respectively. U.S. domestic operating margins were 7.3%, 6.8% and 9.0% in 1996, 1995 and 1994, respectively.

    International operating income declined $44 million in 1996 compared with a $155 million increase in 1995. In addition to the factors impacting express and airfreight revenue discussed above, the costs of establishing the Company's intra-Asian network and declines in charter revenue contributed to the decrease in international operating income. International operating margins were 2.9%, 4.9% and 1.3% in 1996, 1995 and 1994, respectively.

    For additional information on the Company's U.S. domestic and international operations, see Note 10 of Notes to Consolidated Financial Statements.

 Other Income and Expense and Income Taxes

 Decreases in net interest expense of 17% and 19% for 1996 and 1995, respectively, were due to lower debt levels and a higher level of capitalized interest. Interest is capitalized during the modification of certain Airbus A310 aircraft from passenger to freighter configuration. During 1996, 17 A310 aircraft were modified, or were undergoing modification, compared with four during 1995.

    Other, net for 1996 and 1995 included distributions of $7.8 million and $9.7 million, respectively, from the bankruptcy estate of a firm engaged by the Company in 1990 to remit payments of employee payroll taxes to the appropriate authorities. In total, the Company has received $17.9 million. All major issues pertaining to the bankruptcy have been resolved, and any additional amounts the Company may receive are expected to be insignificant. Other, net for 1996 also included gains on sales of B727 aircraft and, for 1995, a pre-tax gain of $35.7 million from the sale of warehousing and distribution companies in the United Kingdom.

                                    Federal Express Corporation and Subsidiaries


    The Company's effective tax rate was 43.0% in 1996 and 1995 and 46.0% for 1994. In each year, the effective tax rate was greater than the statutory U.S. federal tax rate primarily because of state income taxes and the impact of foreign operations. The 43.0% effective tax rate in 1996 was lower than the 46.0% effective rate in 1994 primarily due to reductions in state and local taxes and taxes on earnings from foreign operations. The 43.0% rate in 1995 was largely attributable to a change in the structure of the Company's foreign entity in Mexico. This change permitted the one-time deduction in 1995 of certain items for U.S. federal income tax purposes that were not deductible in prior years. For 1997, management expects the effective tax rate to remain at a level similar to the 1996 rate. The actual rate, however, is dependent on a number of factors, including the amount and source of operating income.

 Outlook

 Management is committed to achieving long-term earnings growth by positioning the Company's resources to address customers' expectations and to capitalize on emerging markets for express distribution services. Very often this involves a significant front-end investment in assets, technology and personnel that might have a negative impact on near-term profitability.

    As discussed above, a key factor in the improvement in the Company's U.S. domestic operations was the customer pricing and discount review program. Management will continue this program in 1997. Additionally, the Company has introduced a new U.S. domestic service for certain customers in select markets with prices based on the distance between a package's origin and destination. Management believes that year-over-year changes in U.S. domestic yields will remain flat or fall slightly during 1997. Actual results, however, may vary depending primarily on the impact of competitive pricing changes, changing customer demand patterns, and the timing of the reenactment of the air cargo transportation excise tax.

    To reduce costs, management will continue investing in technologies that streamline package pick-up, sorting, tracking and delivery. Improving package movement through more efficient integration of the Company's air and ground transportation systems is a continuing Company effort and, assuming effective implementation, is expected to reduce transportation cost per package. The Company has also implemented programs designed to optimize the value of goods and services purchased. These programs have already resulted in modest savings in 1996 with additional savings anticipated in 1997 and beyond. The results of these programs may differ from management's expectations depending upon the Company's success and timing in implementing the program recommendations and the timing of technological changes.

    Management's long-term plan for the Company's international operations calls for continued expansion of its international network to the emerging centers of economic growth. Management believes that the overall success of its international operations is strongly tied to connecting these growth areas, most notably China, the Pacific Basin and Latin America, to its global transportation network. Providing direct service to new areas typically entails a significant capital investment followed by a start-up period characterized by operating costs higher than in established service areas. Furthermore, during the start-up period, until express volumes grow into available capacity, more reliance is placed on lower-yielding ATA and IXF to fill available space. This reliance on airfreight exposes the Company to cyclical downturns in the international airfreight market.

    Management expects strong IP average daily volume growth to continue in 1997. With respect to airfreight, management believes that excess market capacity and unfavorable economic conditions encountered in 1996 will continue to hamper profitability in 1997. Actual results for IP or airfreight, however, will depend on international economic conditions, actions by the Company's competitors and regulatory conditions for international aviation rights.

    Financial Condition

 Liquidity

 Cash and cash equivalents totaled $93 million at May 31, 1996, a decrease of $264 million during 1996 compared with a decrease of $35 million in 1995 and an increase of $237 million in 1994. Cash provided from operations during 1996 was $947 million compared with $1.0 billion and $767 million in 1995 and 1994, respectively. The Company currently has available a $1 billion revolving bank credit facility that is generally used to finance temporary operating cash requirements and to provide support for the issuance of commercial paper. Management believes that cash flow from operations, its commercial paper program and the revolving bank credit facility will adequately meet its working capital needs for the foreseeable future.

 Management's Discussion and Analysis


 Capital Resources

 The Company's operations are capital intensive, characterized by significant investments in aircraft, vehicles, computer and telecommunication equipment, package handling facilities and sort equipment. The amount and timing of capital additions are dependent on various factors including volume growth, new or enhanced services, geographical expansion of services, competition and availability of satisfactory financing.

    Capital expenditures for 1996 totaled $1.4 billion and included seven Airbus A310 aircraft, two MD11 aircraft, five B727-200 aircraft, 35 Cessna 208 aircraft, deposits on future Airbus A300 aircraft, vehicles and ground support equipment, customer automation and computer equipment, and package handling facilities and sort equipment. In comparison, prior year expenditures totaled $1.1 billion and included four A310s, 15 Cessna 208s, deposits on future A300s, vehicle and ground support equipment, and customer automation and computer equipment. One MD11 and one A310 acquired in 1996 along with two A310s acquired in 1995 were subsequently sold and leased back during 1996. For information on the Company's purchase commitments, see Note 12 of Notes to Consolidated Financial Statements.

    Additional investing activities in 1996 included the purchase of an all-cargo route authority between the U.S. and China.

    The Company has historically financed its capital investments through the use of lease, debt and equity financing in addition to the use of internally generated cash from operations. Generally, management's practice in recent years with respect to funding new aircraft acquisitions has been to finance such aircraft through long-term lease transactions that qualify as off balance sheet operating leases under applicable accounting rules. Management has determined that these operating leases have provided economic benefits favorable to ownership with respect to market values, liquidity and after-tax cash flows. In the future, alternative approaches to financing the Company's aircraft acquisitions, such as capitalized leases or other forms of secured financing, may be pursued when management determines that such financing best meets the Company's needs. The Company has been successful in obtaining investment capital, both domestic and international, for long-term leases on terms acceptable to it although the marketplace for such capital can become restricted depending on a variety of economic factors beyond the control of the Company. See Note 3 of Notes to Consolidated Financial Statements for additional information concerning the Company's debt and credit facilities.

    In August and October 1995, approximately $123 and $195 million, respectively, of pass through certificates were issued under a shelf registration filed with the Securities and Exchange Commission to refinance the debt portion of leveraged leases related to five Airbus A300 aircraft. The pass through certificates are not direct obligations of, or guaranteed by, the Company, but amounts payable by the Company under the five leveraged leases are sufficient to pay the principal of and interest on the certificates.

    The Company's capital resources include backstop financing for nine Airbus A300 aircraft and the public and private debt markets for leveraged lease financing. Management believes that the capital resources available to the Company provide flexibility to access the most efficient markets for financing its capital acquisitions, including aircraft, and are adequate for the Company's future capital needs.

 Deferred Tax Assets

 At May 31, 1996, the Company had a net cumulative deferred tax asset of $29 million consisting of $443 million of deferred tax assets and $414 million of deferred tax liabilities. The reversals of deferred tax liabilities in future periods will offset similar amounts of deferred tax assets. Based upon historical levels of taxable income, the Company believes that it is more likely than not that sufficient levels of future taxable income will be generated to realize the remaining deferred tax asset.



 Consolidated Statements of Income                          Federal Express Corporation and Subsidiaries

 Years ended May 31
 In thousands, except Earnings Per Share                                  1996         1995         1994
    Revenues                                                         $10,273,619   $9,392,073   $8,479,456
                                                                     -----------   ----------   ----------
 Operating Expenses:
 Salaries and employee benefits (Notes 8 and 9)                        4,619,990    4,425,202    4,104,800
 Rentals and landing fees (Note 4)                                       959,055      818,599      703,028
 Depreciation and amortization                                           719,609      652,287      599,357
 Fuel                                                                    578,614      502,417      472,786
 Maintenance and repairs                                                 617,657      544,170      464,557
 Other                                                                 2,154,870    1,858,254    1,604,296
                                                                     -----------   ----------   ----------
                                                                       9,649,795    8,800,929    7,948,824
                                                                     -----------   ----------   ----------
    Operating Income                                                     623,824      591,144      530,632
                                                                     -----------   ----------   ----------
 Other Income (Expense):
 Interest, net (Note 1)                                                  (95,599)    (114,687)    (142,392)
 Other, net (Note 14)                                                     11,734       45,627       (9,778)
                                                                     -----------   ----------   ----------
                                                                         (83,865)     (69,060)    (152,170)
                                                                     -----------   ----------   ----------
 Income before Income Taxes                                              539,959      522,084      378,462
 Provision for Income Taxes (Note 7)                                     232,182      224,496      174,092
                                                                     -----------   ----------   ----------
    Net Income                                                       $   307,777   $  297,588   $  204,370
                                                                     ===========   ==========   ==========
    Earnings Per Share (Note 6)                                            $5.39        $5.27        $3.65
                                                                     ===========   ==========   ==========
    Average Shares Outstanding (Note 6)                                   57,138       56,494       56,012
                                                                     ===========   ==========   ==========


 The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

 Consolidated Balance Sheets
 May 31

 In thousands                                                                       1996         1995
    Assets
 Current Assets:
 Cash and cash equivalents                                                    $   93,419   $  357,548
 Receivables, less allowance for doubtful accounts of
  $30,809 and $31,173                                                          1,271,599    1,130,254
 Spare parts, supplies and fuel                                                  222,110      193,251
 Deferred income taxes (Note 7)                                                   92,606      115,801
 Prepaid expenses and other                                                       48,527       72,228
                                                                              ----------   ----------
    Total current assets                                                       1,728,261    1,869,082
                                                                              ----------   ----------
 Property and Equipment, at Cost (Notes 1, 3, 4 and 12):
 Flight equipment                                                              3,372,647    3,006,693
 Package handling and ground support equipment                                 2,148,509    1,841,108
 Computer and electronic equipment                                             1,439,883    1,224,050
 Other                                                                         1,717,478    1,625,860
                                                                              ----------   ----------
                                                                               8,678,517    7,697,711
 Less accumulated depreciation and amortization                                4,561,916    3,982,467
                                                                              ----------   ----------
    Net property and equipment                                                 4,116,601    3,715,244
                                                                              ----------   ----------
 Other Assets:
 Goodwill (Note 1)                                                               380,748      397,272
 Equipment deposits and other assets (Note 12)                                   473,361      451,774
                                                                              ----------   ----------
    Total other assets                                                           854,109      849,046
                                                                              ----------   ----------
                                                                              $6,698,971   $6,433,372
                                                                              ==========   ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

                                    Federal Express Corporation and Subsidiaries

                                                                                               1996           1995
  Liabilities and Stockholders' Investment
 Current Liabilities:
 Current portion of long-term debt (Note 3)                                                 $    8,009     $  255,448
 Accounts payable                                                                              705,532        618,621
 Accrued expenses (Note 2)                                                                     904,856        904,466
                                                                                            ----------     ----------
  Total current liabilities                                                                  1,618,397      1,778,535
                                                                                            ----------     ----------
 Long-Term Debt, Less Current Portion (Note 3)                                               1,325,277      1,324,711
                                                                                            ----------     ----------
 Deferred Income Taxes (Note 7)                                                                 64,034         55,956
                                                                                            ----------     ----------
 Other Liabilities (Note 1)                                                                  1,115,124      1,028,601
                                                                                            ----------     ----------


 Commitments and Contingencies (Notes 4, 12 and 13)
 Common Stockholders' Investment (Note 6):
 Common Stock, $.10 par value; 200,000 shares
  authorized;
  56,885 and 56,174 shares issued                                                                5,689          5,617
 Additional paid-in capital                                                                    815,137        775,255
 Retained earnings                                                                           1,766,578      1,466,427
                                                                                            ----------     ----------
                                                                                             2,587,404      2,247,299
 Less treasury stock and deferred compensation                                                  11,265          1,730
                                                                                            ----------     ----------
  Total common stockholders' investment                                                      2,576,139      2,245,569
                                                                                            ----------     ----------
                                                                                            $6,698,971     $6,433,372
                                                                                            ==========     ==========

 Consolidated Statements of CashFlows                               Federal Express Corporation and Subsidiaries
 Years ended May 31
 In thousands                                                                 1996           1995           1994
  Operating Activities
 Net income                                                            $   307,777    $   297,588    $   204,370
 Adjustments to reconcile net income to cash
  provided by operating activities:
   Depreciation and amortization                                           719,609        652,287        599,357
   Provision for uncollectible accounts                                     38,963         36,334         45,763
   Provision for deferred income taxes and other                            26,489         25,976          3,810
   Gain from disposals of property and equipment                            (5,397)       (39,997)       (11,897)
   Changes in assets and liabilities, net of effects
    from dispositions of businesses:
     Increase in receivables                                              (191,334)      (167,319)      (173,902)
     Increase in other current assets                                      (41,992)       (24,101)        (7,826)
     Increase in accounts payable, accrued
      expenses and other liabilities                                       100,515        258,373        110,508
   Other, net                                                               (8,050)        (8,424)        (2,905)
                                                                         ---------     ----------     ----------
 Cash provided by operating activities                                     946,580      1,030,717        767,278
                                                                         ---------     ----------     ----------
  Investing Activities
 Purchases of property and equipment, including deposits
  on aircraft of $68,202, $113,073 and $112,138                         (1,412,242)    (1,060,761)    (1,087,708)
 Proceeds from dispositions of property and equipment:
  Sale-leaseback transactions                                              176,500             --        581,400
  Reimbursements of A300 deposits                                          143,859        138,203         38,794
  Other dispositions                                                        26,504         59,523         46,148
 Other, net                                                                 77,208         87,925         27,843
                                                                         ---------     ----------     ----------
 Cash used in investing activities                                        (988,171)      (775,110)      (393,523)
                                                                         ---------     ----------     ----------
  Financing Activities
 Proceeds from debt issuances                                               17,298         45,460         10,777
 Principal payments on debt                                               (264,004)      (349,523)      (198,243)
 Proceeds from stock issuances                                              36,566         13,081         53,759
 Other, net                                                                (12,398)            --         (2,581)
                                                                         ---------     ----------     ----------
 Cash used in financing activities                                        (222,538)      (290,982)      (136,288)
                                                                         ---------     ----------     ----------
  Cash and Cash Equivalents
 Increase (decrease) during the year                                      (264,129)       (35,375)       237,467
 Balance at beginning of year                                              357,548        392,923        155,456
                                                                         ---------     ----------     ----------
 Balance at end of year                                                  $  93,419     $  357,548     $  392,923
                                                                         =========     ==========     ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

 Consolidated Statements of Changes in Common Stockholders' Investment                Federal  Express Corporation and Subsidiaries

In thousands, except shares                                                                   Additional
                                                                 Common             Paid-in    Retained    Treasury     Deferred
                                                                  Stock             Capital    Earnings      Stock    Compensation
    Balance at May 31, 1993                                       $5,474            $699,385  $  969,515   $    (36)      $ (2,957)
 Purchase of treasury stock                                           --                  --          --       (185)            --
 Forfeiture of restricted stock                                       --                  --          --     (1,224)            --
 Issuance of common and treasury
    stock under employee incentive
    plans (1,153,248 shares)                                         115              59,844          --        670             (8)
 Amortization of deferred compensation                                --                  --          --         --          1,467
 Foreign currency translation adjustment                              --                  --     (11,725)        --             --
 Net income                                                           --                  --     204,370         --             --
                                                                 -------            --------   ---------    -------       --------
    Balance at May 31, 1994                                        5,589             759,229   1,162,160       (775)        (1,498)
 Forfeiture of restricted stock                                       --                  --          --       (231)            --
 Issuance of common stock
    under employee incentive
    plans (288,724 shares)                                            28              16,026          --         --             --
 Amortization of deferred compensation                                --                  --          --         --            774
 Foreign currency translation adjustment                              --                  --       6,679         --             --
 Net income                                                           --                  --     297,588         --             --
                                                                 -------            --------   ---------    -------       --------
    Balance at May 31, 1995                                        5,617             775,255   1,466,427     (1,006)          (724)
 Purchase of treasury stock                                           --                  --          --    (12,398)            --
 Forfeiture of restricted stock                                       --                  --          --     (1,068)         1,130
 Issuance of common and treasury
    stock under employee incentive
    plans (886,195 shares)                                            72              39,882          --     14,472        (13,898)
 Amortization of deferred compensation                                --                  --          --         --          2,227
 Foreign currency translation adjustment                              --                  --      (7,626)        --             --
 Net income                                                           --                  --     307,777         --             --
                                                                 -------            --------   ---------    -------       --------
    Balance at May 31, 1996                                       $5,689            $815,137  $1,766,578   $     --       $(11,265)
                                                                 =======            ========  ==========   ========       ========

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

 Property and equipment. Expenditures for major additions, improvements, flight equipment modifications, and certain overhaul costs are capitalized. Maintenance and repairs are charged to expense as incurred, except for B747 airframe and engine overhaul maintenance which is accrued and charged to expense on the basis of hours flown. The cost and accumulated depreciation of property and equipment disposed of are removed from the related accounts, and any gain or loss is reflected in the results of operations.

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

 Deferred gains. Gains on the sale and leaseback of aircraft and other property and equipment are deferred and amortized over the life of the lease as a reduction of rent expense. Included in other liabilities at May 31, 1996 and 1995, were deferred gains of $337,118,000 and $293,000,000, respectively.

 Deferred lease obligations. While certain of the Company's aircraft and facility leases contain fluctuating or escalating payments, the related rent expense is recorded on a straight-line basis over the lease term. Included in other liabilities at May 31, 1996 and 1995, were $260,977,000 and $216,683,000, respectively, representing the cumulative difference between rent expense and rent payments.

 Self-insurance reserves. The Company is self-insured up to certain levels for workers' compensation, employee health care and vehicle liabilities. Reserves are based on the actuarially estimated cost of claims. Included in other liabilities at May 31, 1996 and 1995, were $278,000,000 and $294,000,000, respectively, representing self-insurance reserves for the Company's workers' compensation and vehicle liabilities.

 Capitalized interest. Interest on funds used to finance the acquisition and modification of aircraft and construction of certain facilities up to the date the asset is placed in service is capitalized and included in the cost of the asset. Capitalized interest was $39,254,000, $27,381,000 and $29,738,000 for
 1996, 1995 and 1994, respectively.

 Advertising. Advertising costs are generally expensed as incurred and are included in other operating expenses. Advertising expenses were $138,408,000, $147,288,000 and $122,002,000 in 1996, 1995 and 1994, respectively.

 Cash equivalents. Cash equivalents are cash in excess of current operating requirements invested in short-term, interest-bearing instruments with maturities of three months or less at the date of purchase and are stated at cost, which approximates market value. Interest income was $9,850,000 in 1996, $16,236,000 in 1995 and $9,778,000 in 1994.

                                    Federal Express Corporation and Subsidiaries


 Spare parts, supplies and fuel. Spare parts, supplies and fuel are stated principally at standard cost (approximates actual cost on a first-in, first-out basis) which is not in excess of current replacement cost.

 Goodwill. Goodwill is the excess of the purchase price over the fair value of net assets of businesses acquired. It is amortized on a straight-line basis over periods ranging up to 40 years. Accumulated amortization was $114,606,000 and $100,527,000 at May 31, 1996 and 1995, respectively.

 Foreign currency translation. Translation gains and losses of the Company's foreign operations that use local currencies as the functional currency are accumulated and reported as a separate component of common stockholders' investment. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the results of operations.

 Income taxes. Deferred income taxes are provided for the tax effect of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The Company uses the liability method to account for income taxes, which requires deferred taxes to be recorded at the statutory rate expected to be in effect when the taxes are paid.

    The Company has not provided for U.S. federal income taxes on its foreign subsidiaries' earnings deemed to be permanently reinvested. Quantification of the deferred tax liability, if any, associated with permanently reinvested earnings is not practicable.

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

 Recent pronouncements. During 1997, the Company will adopt the provisions of two Statements of Financial Accounting Standards ("SFAS") recently issued by the Financial Accounting Standards Board. SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that long-lived assets and certain identifiable intangibles be reviewed periodically for impairment. The Company does not expect the adoption of SFAS 121 to have a material effect on its financial statements.

    SFAS 123, "Accounting for Stock-Based Compensation," defines a fair-value based method of measuring and recording compensation costs for employee stock compensation programs. This new standard, however, permits companies to follow the intrinsic-value based method presently required by Accounting Principles Board Opinion No. 25, as long as they also provide pro forma footnote disclosure of the effect that the fair-value based method would have had on net income and earnings per share had that method been adopted. Management intends to adopt the pro forma disclosure alternative beginning in 1997.

 Reclassifications. Certain amounts for 1995 and 1994 have been reclassified to conform to the 1996 presentation.

 Use of estimates. The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Notes to Consolidated Financial Statements

Note 2: Accrued Expenses

 May 31
 In thousands                                                                          1996        1995
 Compensated absences                                                            $  211,499  $  192,785
 Insurance                                                                          194,209     176,806
 Taxes other than income taxes                                                      153,905     137,037
 Employee benefits                                                                  111,912     127,870
 Salaries                                                                            78,384     100,024
 Aircraft overhaul                                                                   59,343      53,540
 Other                                                                               95,604     116,404
                                                                                 ----------   ---------
                                                                                 $  904,856  $  904,466
                                                                                 ==========   =========

    Note 3: Long-Term Debt

 May 31
 In thousands                                                                          1996        1995
 Unsecured notes payable, interest rates of 6.25% to 10.57%, due through 2013    $  934,181  $1,187,413
                                                                                 ----------   ---------
 Unsecured sinking fund debentures, interest rate of 9.63%, due through 2020         98,392      98,323
                                                                                 ----------   ---------
 Capital lease obligations and tax exempt bonds, due through 2017,
    interest rates of 6.75% to 8.30%                                                255,100     255,100
      Less bond reserves                                                             11,096      11,096
                                                                                 ----------   ---------
                                                                                    244,004     244,004
                                                                                 ----------   ---------
 Other debt, interest rates of 9.68% to 9.98%                                        56,709      50,419
                                                                                 ----------   ---------
                                                                                  1,333,286   1,580,159
      Less current portion                                                            8,009     255,448
                                                                                 ----------   ---------
                                                                                 $1,325,277  $1,324,711
                                                                                 ==========  ==========

    The Company has a revolving credit agreement with domestic and foreign banks that provides for a commitment of $1,000,000,000 through May 31, 2000, all of which was available at May 31, 1996. Interest rates on borrowings under this agreement are generally determined by maturities selected and prevailing market conditions. The agreement contains certain covenants and restrictions, none of which are expected to significantly affect operations or the ability to pay dividends. As of May 31, 1996, approximately $957,000,000 was available for the payment of dividends. Commercial paper borrowings are backed by unused commitments under the revolving credit agreement and reduce the amount available under the agreement.

    Tax exempt bonds were issued by the Memphis-Shelby County Airport Authority ("MSCAA") and the City of Indianapolis. A lease agreement with the MSCAA and a loan agreement with the City of Indianapolis covering the facilities and equipment financed with the bond proceeds obligate the Company to pay rentals and loan payments, respectively, equal to principal and interest due on the bonds.

    Scheduled annual principal maturities of long-term debt for the five years subsequent to May 31, 1996, are as follows: $8,000,000 in 1997; $126,700,000 in
 1998; $265,500,000 in 1999; $14,900,000 in 2000; and $11,300,000 in 2001.

    The Company's long-term debt, exclusive of capital leases, had carrying values of $1,130,000,000 and $1,390,000,000 at May 31, 1996 and 1995,
 respectively, compared with fair values of approximately $1,245,000,000 and $1,470,000,000 at those dates. The estimated fair values were determined based on quoted market prices or on the current rates offered for debt with similar terms and maturities.

                                    Federal Express Corporation and Subsidiaries


    Note 4: Lease Commitments

 The Company utilizes certain aircraft, land, facilities and equipment under capital and operating leases which expire at various dates through 2024. In addition, supplemental aircraft are leased under agreements which generally provide for cancellation upon 30 days' notice.

    Property and equipment recorded under capital leases at May 31 was as follows:

In thousands                                                                                         1996      1995
 Package handling and ground support equipment                                                      $346,479  $378,438
 Facilities                                                                                          133,435   133,435
 Computer and electronic equipment and other                                                           7,143     7,175
                                                                                                    --------  --------
                                                                                                     487,057   519,048
 Less accumulated amortization                                                                       329,678   347,738
                                                                                                    --------  --------
                                                                                                    $157,379  $171,310
                                                                                                    ========  ========

    Rent expense under operating leases for the years ended May 31 was as follows:

 In thousands                                                                                 1996      1995      1994
 Minimum rentals                                                                          $820,896  $707,182  $621,174
 Contingent rentals                                                                         61,164    43,005    21,540
                                                                                          --------  --------  --------
                                                                                          $882,060  $750,187  $642,714
                                                                                          ========  ========  ========

    Contingent rentals are based on mileage under supplemental aircraft leases.

    A summary of future minimum lease payments under capital leases and non-cancelable operating leases (principally aircraft and facilities) with an initial or remaining term in excess of one year at May 31, 1996, follows:

In thousands    Capital Leases  Operating Leases
 1997                 $ 15,561       $   724,161
 1998                   15,561           732,675
 1999                   15,561           715,247
 2000                   15,561           671,798
 2001                   15,561           638,510
 Thereafter            356,085         7,634,161
                      --------       -----------
                      $433,890       $11,116,552
                      ========       ===========

    At May 31, 1996, the present value of future minimum lease payments for capital lease obligations was $199,004,000.

    Note 5: Preferred Stock


 The Certificate of Incorporation authorizes the Board of Directors, at its discretion, to issue up to 4,000,000 shares of Series Preferred Stock. The stock is issuable in series which may vary as to certain rights and preferences and has no par value. As of May 31, 1996, none of these shares had been issued.

 Notes to Consolidated Financial Statements


    Note 6: Common Stockholders' Investment

 Under the provisions of the Company's stock incentive plans, options may be granted to certain key employees (and, under the 1993 plan, to directors who are not employees of the Company) to purchase common stock of the Company at a price not less than its fair market value at the date of grant. The following summarizes information for the past three years with respect to those plans:

                                Number of Shares   Option Price
                                  Under Option      Per Share

 Outstanding at May 31, 1993           3,147,043   $30.56-$70.19
 Granted                                 982,750    54.31-70.81
 Exercised                            (1,142,249)   30.56-70.19
 Canceled                               (111,758)   34.31-62.94
                                      ----------
 Outstanding at May 31, 1994           2,875,786   $30.56-$70.81
 Granted                                 671,800    56.13-75.88
 Exercised                              (288,724)   30.56-62.94
 Canceled                                (89,997)   30.56-75.88
                                      ----------
 Outstanding at May 31, 1995           3,168,865   $30.56-$75.88
 Granted                                 909,000    59.13-82.31
 Exercised                              (710,945)   30.56-75.88
 Canceled                               (167,640)   34.50-82.31
                                      ----------
 Outstanding at May 31, 1996           3,199,280   $30.56-$82.31
                                      ==========
 Exercisable at May 31, 1996           1,226,400   $30.56-$75.88
                                      ==========

    At May 31, 1996, 942,731 shares were available for future grants under the above-mentioned stock incentive plans.

    Under the terms of the Company's restricted stock plans, shares of the Company's common stock may be awarded to key employees. Restrictions on the shares expire over a period of one to ten years from the date of award. The value of shares awarded under these plans is recorded as a reduction of common stockholders' investment and is being amortized to compensation expense as restrictions on such shares expire. Shares awarded under the plans totaled 175,250 in 1996 and 11,000 in 1994. No shares were awarded in 1995. During 1996, 1995 and 1994, 14,500, 3,750 and 18,438 shares, respectively, were forfeited. At May 31, 1996, 128,938 shares were available for future awards.

    At May 31, 1996, there were 4,270,949 shares of common stock reserved for issuance under the above-mentioned plans.

    In 1988, the Board of Directors authorized the purchase of up to approximately 5,300,000 shares of the Company's common stock on the open market. As of May 31, 1996, a total of 2,911,305 shares at an average cost of $43.85 per share had been purchased and reissued under the above-mentioned plans.

                                    Federal Express Corporation and Subsidiaries


    Note 7: Income Taxes

 The components of the provision for income taxes for the years ended May 31 were as follows:

In thousands                       1996      1995      1994
Current provision:
    Federal                      $142,512  $137,041  $131,724
    Foreign                        37,759    29,787    16,387
    State                          18,007    23,405    26,862
                                 --------  --------  --------
                                  198,278   190,233   174,973
                                 ========  ========  ========
 Deferred provision (credit):
    Federal                        27,962    24,058     2,263
    Foreign                         2,351     9,072     2,524
    State                           3,591     1,133    (5,668)
                                 --------  --------  --------
                                   33,904    34,263      (881)
                                 --------  --------  --------
                                 $232,182  $224,496  $174,092
                                 ========  ========  ========

    The Company's operations included the following income (loss) with respect to entities in foreign locations for the years ended May 31:

In thousands                        1996        1995        1994
 Entities with pre-tax income    $ 153,000   $ 149,000   $ 127,000
 Entities with pre-tax losses     (228,000)   (173,000)   (210,000)
                                 ---------   ---------   ---------
                                 $ (75,000)  $ (24,000)  $ (83,000)
                                 =========   =========   =========

    Income (losses) from entities which are structured as foreign subsidiaries are not included in the U.S. consolidated income tax return. Approximately $60,000,000, $29,000,000 and $14,000,000 of net foreign subsidiary income were not taxable for federal income tax purposes in 1996, 1995 and 1994, respectively. Income taxes have been provided for foreign operations based upon the various tax laws and rates of the countries in which the Company's operations are conducted. There is no direct relationship between the Company's overall foreign income tax provision and foreign pre-tax book income due to the different methods of taxation used by countries throughout the world.

    A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate for the years ended May 31 follows:

                                                  1996   1995   1994
 Statutory U.S. income tax rate                   35.0%  35.0%  35.0%
 Increase resulting from:
    Goodwill amortization                          0.9    1.0    1.3
    Foreign operations                             1.7    0.9    3.5
    State income taxes, net of federal benefit     2.6    3.1    3.6
    Other, net                                     2.8    3.0    2.6
                                                  ----   ----   ----
                                                  43.0%  43.0%  46.0%
                                                  ====   ====   ====

 Notes to Consolidated Financial Statements


    The significant components of deferred tax assets and liabilities as of May 31 were as follows:

In thousands                                                   1996                      1995
                                                  Deferred       Deferred       Deferred      Deferred
                                                 Tax Assets   Tax Liabilities  Tax Assets  Tax Liabilities
 Depreciation                                       $     --         $324,221    $     --         $303,088
 Deferred gains on sales of assets                    81,370               --      67,912               --
 Employee benefits                                    45,137               --      69,563               --
 Self-insurance reserves                             165,020               --     165,197               --
 Other                                               151,355           90,089     137,063           76,802
                                                    --------         --------    --------         --------
                                                    $442,882         $414,310    $439,735         $379,890
                                                    ========         ========    ========         ========

    Note 8: Pension and Profit Sharing Plans


 The Company sponsors pension plans covering substantially all employees. The largest plan covers U.S. domestic employees age 21 and over, with at least one year of service, and provides benefits based on final average earnings and years of service. Plan funding is actuarially determined, subject to certain tax law limitations.

    International defined benefit plans provide benefits primarily based on final earnings and years of service and are funded in accordance with local laws and income tax regulations.

    The following table sets forth the funded status of the plans as of May 31:

In thousands                          1996        1995
 Plan assets at fair value         $2,725,896  $2,093,422
 Actuarial present value of the
  projected benefit obligation
  for service rendered to date      2,571,086   1,972,009
                                   ----------  ----------
 Plan assets in excess of
  projected benefit obligation        154,810     121,413
 Unrecognized net gains from
  past experience different
  from that assumed and effects
  of changes in assumptions           (74,425)   (123,929)
 Prior service cost not yet
 recognized in net periodic cost       (7,398)     (6,449)
 Unrecognized transition amount         3,239       3,679
                                   ----------  ----------
 Pension asset (liability)         $   76,226  $   (5,286)
                                   ==========  ==========
 Accumulated benefit obligation    $1,626,877  $1,203,126
                                   ==========  ==========
 Vested benefit obligation         $1,538,267  $1,140,545
                                   ==========  ==========


                                    Federal Express Corporation and Subsidiaries

    Net periodic pension cost for the years ended May 31 included the following components:

In thousands                                             1996        1995       1994
 Service cost -- benefits earned during the period    $ 184,305   $ 182,617   $176,861
 Interest cost on projected benefit obligation          165,635     143,408    127,959
 Actual return on plan assets                          (463,819)   (192,939)   (82,019)
 Net amortization and deferral                          256,968      19,333    (64,727)
                                                      ---------   ---------   --------
                                                      $ 143,089   $ 152,419   $158,074
                                                      =========   =========   ========

    The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 8.0% and 5.5%, respectively, in 1996, 8.6% and 6.0%, respectively, in 1995 and 8.1% and 6.0%, respectively, in 1994. The expected long-term rate of return on assets was 9.5% in 1996, 1995 and 1994. Plan assets consist primarily of marketable equity securities and fixed income instruments.

    The Company also has a profit sharing plan, which covers substantially all U.S. domestic employees age 21 and over, with at least one year of service with the Company as of the contribution date, as defined in the plan. The plan provides for discretionary contributions by the Company which are determined annually by the Board of Directors. Profit sharing expense was $54,000,000 in 1996, $52,200,000 in 1995 and $36,800,000 in 1994.

    Note 9: Postretirement Benefit Plans

 The Company offers medical and dental coverage to all eligible U.S. domestic retirees and their eligible dependents. Vision coverage is provided for retirees only. Substantially all of the Company's U.S. domestic employees become eligible for these benefits at age 55 and older, if they have permanent, continuous service with the Company of at least 10 years after attainment of age 45 if hired prior to January 1, 1988, or at least 20 years after attainment of age 35, if hired on or after January 1, 1988. Life insurance benefits are provided to retirees of the former Tiger International, Inc. who retired prior to acquisition.

    The following table sets forth accrued postretirement benefit cost as of May 31:

    Accumulated postretirement benefit obligation:

In thousands                                                                   1996      1995
    Retirees                                                                 $ 39,539  $ 35,816
    Fully eligible active employees                                            31,472    24,400
    Other active employees, not fully eligible                                 80,001    60,769
                                                                            ---------  --------
                                                                              151,012   120,985
 Unrecognized net gain                                                         15,402    25,421
                                                                            ---------  --------
                                                                             $166,414  $146,406
                                                                            =========  ========


    Net postretirement benefit cost for the years ended May 31 was as follows:


 In thousands                                                                                            1996       1995      1994
 Service cost                                                                                           $12,085   $ 12,870  $ 12,392

 Interest cost                                                                                           11,275     10,617    10,174

 Amortization of accumulated gains                                                                         (780)        --        --
                                                                                                        -------   --------  --------
                                                                                                        $22,580   $ 23,487  $ 22,566
                                                                                                        =======   ========  ========

 Notes to Consolidated Financial Statements


    Future medical benefit costs were estimated to increase at an annual rate of 10.5% during 1997, decreasing to an annual growth rate of 5.5% in 2007 and thereafter. Future dental benefit costs were estimated to increase at an annual rate of 8.5% during 1997, decreasing to an annual growth rate of 5.5% in 2009 and thereafter. The Company's cost is capped at 150% of 1993 employer cost and, therefore, will not be subject to medical and dental trends after the capped cost is attained, projected to be in 1999. Primarily because of the cap on the Company's cost, a 1% increase in these annual trend rates would not have a significant impact on the accumulated postretirement benefit obligation at May 31, 1996, or 1996 benefit expense. The weighted average discount rates used in estimating the accumulated postretirement obligation were 7.4% and 8.6% at May 31, 1996 and 1995, respectively. The Company pays claims as incurred.

    Note 10: Business Segment Information

 The Company is in a single line of business -- the worldwide transportation and distribution of documents, packages and freight. For reporting purposes, operations are classified into two geographic areas, U.S. domestic and international. Shipments which either originate in or are destined to locations outside the U.S. are categorized as international.

    A summary of selected financial information for U.S. domestic and international operations for the years ended May 31 follows:

In thousands                                    U.S.          Total
                               Domestic    International    Worldwide
 Revenues:
    1996                       $7,466,311     $2,807,308   $10,273,619
    1995                        6,839,418      2,552,655     9,392,073
    1994                        6,199,940      2,279,516     8,479,456
 Operating Income (Loss):
    1996                       $  542,168     $   81,656   $   623,824
    1995                          465,527        125,617       591,144
    1994                          559,629        (28,997)      530,632
 Identifiable Assets:
    1996                       $5,449,353     $1,249,618   $ 6,698,971
    1995                        5,321,811      1,111,561     6,433,372
    1994                        4,883,644      1,108,854     5,992,498

    Identifiable assets used jointly in U.S. domestic and international operations (principally aircraft) have been allocated based on estimated usage. International revenues related to services originating in the U.S. totaled $1,316,100,000, $1,201,100,000 and $1,020,000,000 for the years ended May 31,
 1996, 1995 and 1994, respectively.

    Note 11: Supplemental Cash Flow Information

 Cash paid for interest expense and income taxes for the years ended May 31 was as follows:

In thousands                                 1996      1995      1994
 Interest (net of capitalized interest)    $108,052  $138,833  $158,149
 Income taxes                               204,487   185,964   167,209

    In March 1995, the Company issued three series of loan certificates totaling $50,300,000 in exchange for a leased B747 aircraft.

                                    Federal Express Corporation and Subsidiaries


    Note 12: Commitments and Contingencies

 The Company's annual purchase commitments under various contracts as of May 31, 1996, were as follows:

In thousands                                                    Aircraft-
                                                   Aircraft     Related(1)    Other(2)     Total
 1997                                                $482,800   $185,000     $194,400     $862,200
 1998                                                 478,600     64,200       37,800      580,600
 1999                                                 240,800     18,500       15,600      274,900
 2000                                                 124,200      9,900           --      134,100

 (1)Primarily aircraft modifications, rotables, spare parts and engines.

 (2)Facilities, vehicles, computer and other equipment.

    At May 31, 1996, the Company was committed to purchase nine Airbus A300, 12 Airbus A310 and ten MD11 aircraft to be delivered through 2000. Deposits and progress payments of $199,880,000 had been made toward these purchases. In April 1996, the Company canceled its options to purchase up to 36 additional Airbus A300s for delivery beginning in 1999. The Company may be required to purchase seven additional MD11 aircraft for delivery beginning no later than 2000 under a put option agreement.

    The Company has entered into contracts which are designed to limit its exposure to fluctuations in jet fuel prices. Under these contracts, the Company makes (or receives) payments based on the difference between a specified lower (or upper) limit and the market price of jet fuel, as determined by an index of spot market prices representing various geographic regions. The difference is recorded as an increase or decrease in fuel expense. At May 31, 1996, the Company had contracts with various financial institutions covering a total notional volume of 365,300,000 gallons (approximately 54% of the Company's annual jet fuel consumption), with some contracts extending through May 1997. At May 31, 1995, the Company had similar contracts covering a total notional volume of 97,400,000 gallons (approximately 16% of the Company's annual jet fuel consumption), with some contracts extending through August 1996. During 1996, the Company received $1,977,000 under jet fuel contracts. Based on current market prices, the fair value of outstanding contracts at May 31, 1996 and 1995, was approximately $1,370,000 and $141,000, respectively.

    Note 13: Legal Proceedings

 On May 14, 1996, a class-action suit was filed by customers of the Company in the United States District Court for the District of Minnesota. The complaint generally alleges that the Company breached its contract with the plaintiffs in transporting packages shipped by them by continuing to collect a 6.25% federal excise tax on the transportation of property shipped by air after the tax expired on December 31, 1995. The plaintiffs assert that the benefit to the Company is believed to be in excess of $30,000,000. The plaintiffs seek certification as a class action, damages, an injunction to enjoin the Company from continuing to collect the excise tax referred to above, and an award of attorneys' fees and costs. Other customers of the Company filed two separate lawsuits, one in California state court during April 1996 and one in Minnesota state court during June 1996, containing substantially similar allegations and requests for relief.

    During June 1996, the Company reached an agreement with the plaintiffs in all three lawsuits to consolidate the three lawsuits in the United States District Court for the District of Minnesota. The plaintiffs are in the process of filing the necessary motions to accomplish this consolidation.

    The Company intends to vigorously defend itself in these cases.No amount has been reserved for these contingencies.

    The Company is subject to other legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the aggregate liability, if any, with respect to these other actions will not materially adversely affect the financial position or results of operations of the Company.

 Notes to Consolidated Financial Statements


    Note 14: Unusual Events

 The Company received $7,800,000 and $9,700,000 in 1996 and 1995, respectively, from the bankruptcy estate of a firm engaged by the Company in 1990 to remit payments of employee withholding taxes. These amounts are a partial recovery of a $32,000,000 loss incurred by the Company in 1991 that resulted from the firm's failure to remit certain tax payments to appropriate authorities. The Company has received a total of $17,900,000 from the bankruptcy estate of the firm. All major issues pertaining to the bankruptcy have been resolved, and any additional amounts the Company may receive are expected to be insignificant.

    In 1995, the Company sold two dedicated warehousing and contract distribution companies in the United Kingdom. A gain of $35,700,000 was recorded from the sale.


Note 15: Summary of Quarterly Operating Results (Unaudited)


In thousands, except earnings per share            First         Second      Third       Fourth
                                                  Quarter       Quarter     Quarter     Quarter
 1996
 Revenues                                          $2,453,394  $2,547,012  $2,535,470  $2,737,743
 Operating income                                     149,230     170,905      77,943     225,746
 Income before income taxes                           129,886     154,952      52,637     202,484
 Net income                                            75,334      89,871      27,156     115,416
 Earnings per share                                $     1.33  $     1.57  $      .47  $     2.01
 Average shares outstanding                            56,688      57,260      57,258      57,346
 1995
 Revenues                                          $2,231,127  $2,358,765  $2,332,594  $2,469,587
 Operating income                                     142,985     176,376      97,672     174,111
 Income before income taxes                           107,267     151,120     110,714     152,983
 Net income                                            61,142      86,139      63,107      87,200
 Earnings per share                                $     1.08  $     1.53  $     1.12  $     1.54
 Average shares outstanding                            56,614      56,385      56,374      56,601


Report of Independent Public Accountants

Federal Express Corporation and  Subsidiaries


 To the Stockholders of Federal Express Corporation:

 We have audited the accompanying consolidated balance sheets of Federal Express Corporation (a Delaware corporation) and subsidiaries as of May 31, 1996 and 1995, and the related consolidated statements of income, common stockholders' investment and cash flows for each of the three years in the period ended May 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Federal Express Corporation and subsidiaries as of May 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1996, in conformity with generally accepted accounting principles.



 Memphis, Tennessee
 July 1, 1996

 Selected Consolidated Financial Data



Years ended May 31
In thousands, except per
 share amounts and Other
 Operating Data                                         1996                               1995                               1994
  Operating Results
 Revenues                                           $10,273,619                         $9,392,073                        $8,479,456

 Operating income                                       623,824                            591,144                           530,632

 Income (loss) before
  income taxes                                          539,959                            522,084                           378,462

 Income (loss) from
  continuing operations                                 307,777                            297,588                           204,370

 Net income (loss)                                  $   307,777                         $  297,588                        $  204,370

    Per Share Data
 Earnings (loss) per share:
    Continuing operations                           $      5.39                         $     5.27                        $     3.65

    Discontinued operations                                  --                                 --                                --

    Cumulative effect of
     changes in accounting
     principles                                              --                                 --                                --

    Net earnings (loss)
     per share                                      $      5.39                         $     5.27                        $     3.65

 Average shares outstanding                              57,138                             56,494                            56,012

 Cash dividends                                              --                                 --                                --

    Financial Position
 Property and equipment,
  net                                               $ 4,116,601                         $3,715,244                        $3,449,093

 Total assets                                         6,698,971                          6,433,372                         5,992,498

 Long-term debt                                       1,325,277                          1,324,711                         1,632,202

 Common stockholders'
  investment                                          2,576,139                          2,245,569                         1,924,705

    Other Operating Data
 Express package:
    Average daily package
     volume                                           2,437,662                          2,247,594                         1,925,105

    Average pounds per
     package                                                6.4                                6.3                               6.0

    Average revenue per
     pound*                                         $      2.31                         $     2.31                        $     2.51

    Average revenue per
     package*                                       $     14.87                         $    14.62                        $    15.12

 Airfreight:
    Average daily pounds                              2,144,225                          2,153,041                         1,844,270

    Average revenue per
     pound                                          $      1.01                         $     1.06                        $     1.06

 Operating weekdays                                         256                                255                               257

 Aircraft fleet:
    Airbus A300-600                                          16                                  9                                 2

    Airbus A310-200                                          25                                 15                                --

    Boeing 747-100                                           --                                 --                                --

    Boeing 747-200                                            4                                  5                                 6

    McDonnell Douglas MD11                                   18                                 13                                13

    McDonnell Douglas
     DC10-10                                                 13                                 13                                11

    McDonnell Douglas
     DC10-30                                                 22                                 22                                19

    McDonnell Douglas DC8                                    --                                 --                                --

    Boeing 727-100                                           68                                 68                                69

    Boeing 727-200                                           95                                 90                                90

    Cessna 208A                                              10                                 10                                10

    Cessna 208B                                             254                                219                               206

    Fokker F27                                               32                                 32                                32

 Vehicle fleet                                           36,900                             35,900                            30,900

 Average number of
  employees (based on a
  standard full-time
  workweek)                                              99,999                             94,201                            88,502


* Beginning in 1995, certain service fee revenues were classified as package-related revenue. Data for prior periods has been restated where applicable to conform to this presentation.

                                    Federal Express Corporation and Subsidiaries



              1993          1992         1991        1990        1989        1988        1987
           $7,808,043  $7,550,060   $7,688,296  $7,015,069  $5,166,967  $3,882,817  $3,178,308
              377,173      22,967      252,126     387,355     414,787     379,452     364,743
              203,576    (146,828)      40,942     218,423     298,332     302,328     311,885
              109,809    (113,782)       5,898     115,764     166,451     187,716     166,952
           $   53,866  $ (113,782)  $    5,898  $  115,764  $  184,551  $  187,716  $  (65,571)


           $     2.01  $    (2.11)  $      .11  $     2.18  $     3.18  $     3.56  $     3.21
                   --          --           --          --          --          --       (4.48)
               (1.03)          --           --          --         .35          --          --
           $      .98  $    (2.11)  $      .11  $     2.18  $     3.53  $     3.56  $    (1.27)
               54,719      53,961       53,350      53,161      52,272      52,670      51,905
                   --          --           --          --          --          --          --

           $3,476,268  $3,411,297   $3,624,026  $3,566,321  $3,431,814  $2,231,875  $1,861,432
            5,793,064   5,463,186    5,672,461   5,675,073   5,293,422   3,008,549   2,499,511
            1,882,279   1,797,844    1,826,781   2,148,142   2,138,940     838,730     744,914
            1,671,381   1,579,722    1,668,620   1,649,187   1,493,524   1,330,679   1,078,920


            1,710,561   1,472,642    1,310,890   1,234,174   1,059,882     877,543     704,392
                  5.8         5.7          5.6         5.4         5.4         5.3         5.1
           $     2.62  $     2.90   $     3.08  $     3.13  $     3.04  $     3.10  $     3.33
           $    15.30  $    16.38   $    17.33  $    16.76  $    16.28  $    16.32  $    16.97

            2,050,033   2,258,303    2,650,204   3,148,290   4,019,353          --          --
           $     1.09  $     1.22   $     1.20  $     1.13  $     1.06          --          --
                  255         254          255         255         255         257         254

                   --          --           --          --          --          --          --
                   --          --           --          --          --          --          --
                   --           4            8           9           9          --          --
                    8           9           10          10          12          --          --
                    8           4            1          --          --          --          --
                   11          11           11          10           8           8           8
                   19          17           16          16          16          13          11
                   --          --           --           6           6          --          --
                   80          85           92          89          80          47          39
                   87          66           57          41          26          21          21
                   10          10           10          37          38          38          39
                  206         206          183         147         109          71          27
                   32          32           26          19           7           5          --
               28,100      30,400       32,800      31,000      28,900      21,000      18,700
               84,104      84,162       81,711      75,102      58,136      48,556      41,047



 Board of Directors

Robert H. Allen(2)
Private Investor and
Managing Partner
Challenge Investment Partners
Investment firm

Howard H. Baker, Jr.(1)
Partner
Baker, Donelson,
Bearman & Caldwell
Law firm

Anthony J.A. Bryan(1)
Senior Managing Director
The Whatley Group L.L.C.
Private investment and
consulting firm

Robert L. Cox(1)
Partner
Waring Cox
Law firm

Ralph D. DeNunzio(2)
President
Harbor Point Associates, Inc.
Private investment and
consulting firm

Judith L. Estrin
President and
Chief Executive Officer
Precept Software, Inc.
Computer software company

Philip Greer(1*)
Senior Managing Principal
Weiss, Peck & Greer, L.L.C.
Diversified investment man-
agement and securities firm

J.R. Hyde, III (2)
Chairman and
Chief Executive Officer
AutoZone, Inc.
Auto parts retail chain

Charles T. Manatt(2)
Senior Partner
Manatt, Phelps & Phillips
Law firm

George J. Mitchell(1)
Special Counsel
Verner, Liipfert, Bernhard,
McPherson and Hand
Law firm

Jackson W. Smart, Jr.(2*)
Chairman and
Chief Executive Officer
MSP Communications, Inc.
Radio broadcasting company

Frederick W. Smith
Chairman, President and
Chief Executive Officer
Federal Express Corporation

Dr. Joshua I. Smith(1)
Chairman, President and
Chief Executive Officer
The MAXIMA Corporation
Information and
data processing firm

Peter S. Willmott(1)
Chairman and
Chief Executive Officer
Willmott Services, Inc.
Retail and consulting firm


(1) Audit Committee
(2) Compensation Committee
(*) Committee Chairman

Senior Officers                     Federal Express Corporation and Subsidiaries

Frederick W. Smith
Chairman, President and
Chief Executive Officer

Alan B. Graf, Jr.
Executive Vice President and
Chief Financial Officer

Kenneth R. Masterson
Executive Vice President,
General Counsel and Secretary

Theodore L. Weise
Executive Vice President
Worldwide Operations

David J. Bronczek
Senior Vice President
Europe, Middle East
and Africa

Michael L. Ducker
Senior Vice President
Asia and Pacific

Leonard B. Feiler
Senior Vice President
Central Support Services

T. Michael Glenn
Senior Vice President
Marketing, Customer Service
and Corporate Communications

Dennis H. Jones
Senior Vice President and
Chief Information Officer

Joseph C. McCarty,III
Senior Vice President
Latin America and Caribbean

Gilbert D. Mook
Senior Vice President
Air Operations

James A. Perkins
Senior Vice President and
Chief Personnel Officer

David F. Rebholz
Senior Vice President
Global Sales and Trade Services

Tracy G. Schmidt
Senior Vice President
Air Ground Terminals and
Transportation

Mary Alice Taylor
Senior Vice President
United States and Canada

Laurie A. Tucker
Senior Vice President
Logistics, Electronic
Commerce and Catalog

James S. Hudson
Vice President, Controller and
Chief Accounting Officer

   Corporate Information


     STOCK LISTING: The Company's common stock is listed on The New YorkStock Exchange under the ticker symbol FDX.

     STOCKHOLDERS:  At July 15, 1996, there were 9,649 stockholders of record.

     MARKET INFORMATION: Following are high and low closing prices, by quarter, for Federal Express Corporation common stock in fiscal 1996 and 1995. No cash dividends have been declared.

Closing prices of common stock                                          First Quarter  Second Quarter  Third Quarter  Fourth Quarter

FY1996
    High                                                                $75-3/8        $86              82-5/8          82-1/2
    Low                                                                  58-5/8         79-5/8          66-7/8          68-7/8
 FY1995
    High                                                                $80-3/4         70-3/4          65-3/4          69-5/8
    Low                                                                  64             56-1/2          53-7/8          59-7/8

    Corporate headquarters: 2005 Corporate Avenue,Memphis, Tennessee 38132,
     (901) 369-3600.

    Annual meeting: The annual meeting of stockholders will be held at the Crowne Plaza Memphis, 250 NorthMain Street, Memphis,Tennessee, on Tuesday, October 1, 1996, at 10:00 a.m., CDT.

    Inquiries: For financial information, contact Thomas L. Holland, Managing Director, Investor Relations and Corporate Contributions, Federal Express Corporation, Box 727, Dept. 1854, Memphis,Tennessee 38194, (901) 395-3478. For general information, contact Gregory M. Rossiter, Managing Director, Public Relations, Federal Express Corporation, Box 727, Dept. 1850, Memphis, Tennessee 38194, (901) 395-3460.

    Form 10-K: A copy of the Company's Annual Report on Form 10-K (excluding exhibits), filed with the Securities and Exchange Commission (SEC) is available free of charge.You will be mailed a copy upon request to Rebecca M. Halvorson, Manager, Investor Relations Department,Federal Express Corporation,Box 727, Dept. 1854, Memphis,Tennessee 38194, (901) 395-3478. Company documents filed electronically with the SEC can also be found on the Internet at the SEC's Web site (http://www.sec.gov).

    Auditors: Arthur Andersen LLP, Memphis,Tennessee.

    Registrar and transfer agent: First Chicago Trust Company of New York, Shareholder Services, P.O.Box 2500, Jersey City, New Jersey 07303-2500, (800) 446-2617 / Michael R. Phalen (312) 407-4885.

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

    Service Marks: Federal Express,/R/ FedEx,/R/ the FedEx logo, The World On Time,/R/ 1-800-Go-FedEx,/R/ FedEx AsiaOne,/R/ FedEx International Priority,/R/ FedEx ShipSite,/R/ FedEx World Service Centers,/R/ FedEx First Overnight,/R/ FedEx International Express Freight,/R/ FedEx/R/ Air Charter, FedEx Standard Overnight/R/ and FedEx EXPRESSFREIGHTER/R/ ARE REGISTERED SERVICE MARKS OF FEDERAL EXPRESS CORPORATION REG. U.S. PAT. &TM. OFF. AND IN CERTAIN OTHER COUNTRIES. FEDEX INTERNETSHIP,SM FEDEX INTERNATIONAL FIRST,SM FEDEX SAMEDAYSM AND FEDEX INTERNATIONAL AIRPORT-TO-AIRPORTSM ARE SERVICE MARKS AND FEDEX SHIPTM IS A TRADEMARK OF FEDERAL EXPRESS CORPORATION.

    Portions of this Annual Report were printed on recycled paper.