Form 10-K, Exhibit 13
period 1997-05-31
FEDERAL EXPRESS CORP
filed 1997-08-08
CIK 230211

FINANCIAL HIGHLIGHTS
Federal Express Corporation and Subsidiaries

Years ended May 31
In thousands, except earnings per share and Other Operating Data

                                                                                                   Percent
                                                                   1997             1996            Change
----------------------------------------------------------------------------------------------------------

OPERATING RESULTS

     Revenues                                              $ 11,519,750      $10,273,619               +12
     Operating income                                           699,042          623,824               +12
     Income before income taxes                                 628,221          539,959               +16
     Net income                                                 361,227          307,777               +17
     Earnings per share                                    $       3.12      $      2.69               +16
     Average shares outstanding                                 115,641          114,276               + 1

FINANCIAL POSITION
     Property and equipment, net                           $  4,622,080      $ 4,116,601               +12
     Total assets                                             7,625,486        6,698,971               +14
     Long-term debt                                           1,397,954        1,325,277               + 5
     Common stockholders' investment                          2,962,514        2,576,139               +15

OTHER OPERATING DATA
Express package:
         Average daily package volume                         2,715,894        2,437,662               +11
         Average pounds per package                                 7.2              6.4               +13
         Average revenue per pound                         $       2.11      $      2.31               - 9
         Average revenue per package                       $      15.11      $     14.87               + 2
Airfreight:
         Average daily pounds                                 2,542,226        2,144,225               +19
         Average revenue per pound                         $        .94      $      1.01               - 7
     Operating weekdays                                             254              256
     Aircraft fleet                                                 584              557
     Vehicle fleet                                               38,500           36,900
     Average number of employees (based
         on a standard full-time workweek)                      107,827           99,999
----------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS
Year-over-year improvements in consolidated results for the past three years reflect the expansion of the Company's express delivery services and the stabilization of U.S. domestic express revenue per package (yield). In 1997, international results improved primarily due to continued strong growth of express volumes and increased airfreight revenues, despite declining airfreight revenue per pound (yield). Intense domestic competition and the rising cost of providing express services restrained U.S. domestic results in 1997. Consolidated net income for 1997 was $361 million ($3.12 per share) compared with $308 million ($2.69 per share) and $298 million ($2.63 per share) for 1996 and 1995, respectively.

REVENUES
The following table shows a comparison of revenues for the years ended May 31:

In millions

                                                                                            Percent Change
                                                                                            1997/    1996/
                                                 1997              1996             1995     1996     1995
----------------------------------------------------------------------------------------------------------
U.S. domestic express                         $ 8,073           $ 7,284           $6,700      +11     + 9
International Priority (IP)                     2,351             1,997            1,680      +18     +19
International Express Freight (IXF)
     and Airport-to-Airport (ATA)                 605               554              580      + 9     - 5
FedEx Air Charter                                  72                92              115      -22     -20
Logistics services                                 99                94              106      + 5     -11
Other*                                            320               253              211      +27     +20
                                              -------           -------           ------
                                              $11,520           $10,274           $9,392      +12     + 9
----------------------------------------------------------------------------------------------------------

*Includes the sale of engine noise reduction kits.

The following table shows a comparison of selected express and airfreight (IXF/ATA) statistics for the years ended May 31:

In thousands, except dollar amounts

                                                                                            Percent Change
                                                                                            1997/    1996/
                                                 1997              1996             1995     1996     1995
----------------------------------------------------------------------------------------------------------
U.S. domestic express:
     Average daily packages                     2,490             2,246            2,084      +11      + 8
     Revenue per package                       $12.77            $12.67           $12.61      + 1       --
IP:
     Average daily packages                       226               192              164      +18      +17
     Revenue per package                       $40.91            $40.58           $40.28      + 1      + 1
IXF/ATA:
     Average daily pounds                       2,542             2,144            2,153      +19       --
     Revenue per pound                         $  .94            $ 1.01           $ 1.06      - 7      - 5
----------------------------------------------------------------------------------------------------------

In 1997, U.S. domestic yield improved on a year-over-year basis (including the effect of a temporary 2% fuel surcharge discussed below). Excluding the surcharge, yields remained stable due to the effects of continuing yield-management actions which include systematic review and revision of customer pricing, an increase in the list price for FedEx Standard Overnight(R) service in April 1996 and improved average weight per package. The yield improvement was restrained by strong growth in the Company's lower-yielding products and a reduction in the price for FedEx 2Day(R) service.

The air cargo transportation excise tax expired on December 31, 1995, was reenacted by Congress effective August 27, 1996, and expired again on December 31, 1996. The excise tax was reenacted by Congress effective March 7, 1997, and is scheduled to expire again on September 30, 1997. This expiration relieved the Company of its obligation to pay the tax for approximately five months in both 1997 and 1996. The expiration of the tax contributed approximately $50 million to U.S. domestic revenues and 1% to U.S. domestic yields in both 1997 and 1996. Legislation to reenact the tax for a ten-year period as of October 1, 1997, is currently pending in Congress.

Over the past three years, the Company's IP service experienced year-over-year growth in average daily volumes ranging from 17% to 23% and revenues from 18% to 25%. This strong growth is attributable to the Company's unique and expanding network which provides customers with reduced transit times, later drop-off opportunities and daily service on a global basis. Over the same period, yields remained relatively constant.

In 1996 and 1997, the Company's international non-express airfreight revenues were a significant factor in determining overall profitability. The Company uses ATA airfreight service (a lower-priced, space-available service) to fill space on international flights not used by express services such as IP or IXF. In 1996, excess capacity in the global airfreight market and slowing growth in world demand resulted in lower non-express airfreight pounds, prices and revenues than in 1995. In 1997, airfreight revenues increased, due to the Company's expansion in international markets, despite continued excess market capacity and downward pressure on yields.

The increases in other revenue in 1997 and 1996 were primarily attributable to increased sales of engine noise reduction kits.

OPERATING EXPENSES
Volume growth and expansion of the Company's operations resulted in a trend of rising operating expenses. Presented below are year-over-year percentage changes in operating expenses:

                                                                                            Percent Change
                                                                                   1997/             1996/
                                                                                    1996              1995
----------------------------------------------------------------------------------------------------------
Salaries and employee benefits                                                       +10               + 4
Rentals and landing fees                                                             +12               +17
Depreciation and amortization                                                        + 8               +10
Fuel                                                                                 +19               +15
Maintenance and repairs                                                              +17               +14
Other                                                                                +14               +16
Total operating expenses                                                             +12               +10
----------------------------------------------------------------------------------------------------------

Salaries and employee benefits expense rose primarily due to higher employment levels associated with volume growth. In 1997, increased provisions under the Company's performance-based, incentive compensation plans also contributed to the increase in salaries and employee benefits expense. In 1996, decreased provisions under these plans offset a large portion of the increase in salaries and employee benefits expense.

Rentals and landing fees increased primarily due to the leasing of additional aircraft. As of May 31, 1997, the Company had 78 wide-bodied aircraft under operating lease compared with 74 as of May 31, 1996, and 58 as of May 31, 1995. Management expects year-over-year increases in lease expense to continue as the Company enters into additional aircraft rental agreements during 1998 and thereafter.

Fuel expense increased in 1997 and 1996 due to increases in average jet fuel price per gallon (12% and 7%, respectively) and gallons consumed (8% and 9%, respectively). The increases in average price per gallon of jet fuel were due to higher jet fuel prices and a 4.3 cents per gallon excise tax on aviation fuel, used domestically, which became effective October 1, 1995.

In order to mitigate the impact of the recent increases in jet fuel prices, the Company implemented temporary fuel surcharges on airfreight shipments, effective December 1, 1996, for shipments out of Europe and selected Asian countries. Additionally, the Company implemented fuel surcharges, effective December 15, 1996, for airfreight shipments originating in the U.S., Latin America and the remaining parts of Asia, except those to the People's Republic of China and Hong Kong. These surcharges were discontinued effective April 15 or June 1, 1997, depending on the origin country. The Company also implemented a temporary 2% fuel surcharge, effective February 3, 1997, on U.S. domestic shipments except FedEx SameDay(R) service and including Puerto Rico. This surcharge also applied to all U.S. export IP shipments, except those to the People's Republic of China and Hong Kong. The Company plans to lift this surcharge on August 1, 1997.

In the past three years, the Company's aircraft fleet has increased, resulting in a corresponding rise in maintenance expense. The rise in maintenance and repairs expense for 1997 was primarily due to higher engine maintenance on MD11 and A310 aircraft. In 1996, the Company incurred significant spare parts expense outfitting the newly-opened Subic Bay facility and earlier than expected DC10 engine maintenance expense.

The Company expects a predictable pattern of aircraft maintenance and repairs expense. However, unanticipated maintenance events will occasionally disrupt this pattern, resulting in periodic fluctuations in maintenance and repairs expense. Given the Company's increasing fleet size, aging fleet and variety of aircraft types, management believes that maintenance and repairs expense will continue a trend of year-over-year increases for the foreseeable future.

Increases in other operating expenses for 1997 and 1996 were primarily due to expenses related to volume growth, including the transportation of packages by third parties and, for 1996, the cost of temporary manpower. The cost of sales of engine noise reduction kits also increased in 1997 and 1996. A significant portion of the 1996 increase in other operating expenses was due to consulting fees related to on-going projects designed to optimize the value of goods and services purchased and the use of internal resources.

OPERATING INCOME
The Company's operating income increased 12% and 6% in 1997 and 1996, respectively.

U.S. domestic operating income rose 3% and 16% in 1997 and 1996, respectively. In 1997, domestic income included a $15 million pre-tax benefit from the settlement of a Tennessee personal property tax matter and an incremental contribution from the sales of engine noise reduction kits of $24 million. Increases in cost per package (1.4%) exceeded increases in revenue per package (0.8%). Conversely, in 1996, operating income improved primarily due to increases in revenue per package (0.5%) exceeding increases in cost per package (0.3%) and due to increases in average daily volume (8%). In addition, in 1996, sales of engine noise reduction kits contributed an incremental $15 million to U.S.

domestic operating income, while severe winter storms in the eastern United States lowered U.S. domestic operating income by approximately $30 million. U.S. domestic operating margins were 6.7%, 7.3% and 6.8% in 1997, 1996 and 1995, respectively.

International operating income increased $59 million in 1997 compared with a $44 million decrease in 1996. The increase in operating income in 1997 was attributable to strong growth in the Company's IP volumes and airfreight pounds, partially offset by lower airfreight yields. In addition to the factors impacting express and airfreight revenue discussed above, in 1996, the costs of establishing the Company's intra-Asian network and declines in charter revenue contributed to the decline in international operating income. International operating margins were 4.4%, 2.9% and 4.9% in 1997, 1996 and 1995, respectively.

For additional information on the Company's U.S. domestic and international operations, see Note 10 of Notes to Consolidated Financial Statements.

OTHER INCOME AND EXPENSE AND INCOME TAXES
Net interest expense decreased 5% for 1997, primarily due to lower effective interest rates. For 1996, net interest expense decreased 17% due to lower debt levels and a higher level of capitalized interest than in 1995. Interest is capitalized during eligible projects, the most significant of which is the modification of certain Airbus A310 aircraft from passenger to freighter configuration. The level of capitalized interest in 1997 was comparable to that of 1996.

Other, net for 1997 included a $17.1 million gain from an insurance settlement for a DC10 aircraft destroyed by fire in September 1996. Other, net for 1996 included a distribution of $7.8 million from the bankruptcy estate of a firm engaged by the Company in 1990 to remit payments of employee payroll taxes to the appropriate authorities. Other, net for 1996 also included gains on sales of B727 aircraft.

The Company's effective tax rate was 42.5% in 1997 and 43.0% in 1996 and 1995. In each year, the effective tax rate was greater than the statutory U.S. federal tax rate primarily because of state income taxes and the impact of foreign operations. For 1998, management expects the effective tax rate to remain at a level similar to the 1997 rate. The actual rate, however, is dependent on a number of factors, including the amount and source of operating income.

OUTLOOK
Management is committed to achieving long-term earnings growth by positioning the Company's resources to address customers' expectations and to capitalize on emerging markets for express distribution services. This frequently involves a significant front-end investment in assets, technology and personnel that may reduce near-term profitability. The level of investment in 1998 is anticipated to be greater than that in 1997.

As discussed above, a key factor in the stabilization of the Company's U.S. domestic yield was the customer pricing review program. In 1998, management will continue this program with the intent of pursuing price increases on low-yielding accounts and discontinuing unprofitable accounts. In addition, on July 1, 1997, the Company introduced distance-based pricing for all U.S. domestic services. As a result of yield-management actions and the introduction of distance-based pricing, management believes U.S. domestic yields will remain stable or increase slightly, while package volumes will grow at a considerably lower rate in 1998 than in the past several years. The goal of these actions is to ensure an appropriate balance between revenues generated and the cost of providing express services. Actual results, however, may vary depending primarily on the impact of competitive pricing changes, including distance-based pricing, customer responses to yield-management initiatives and changing customer demand patterns.

To reduce the cost of providing express services, management will continue to invest in technologies that improve the efficiency of package pick-up, sorting, tracking and delivery and further integrate the Company's air and ground transportation system. The Company will also strive to increase the number of transactions initiated through customer automation tools and will continue projects designed to enhance productivity and strengthen the Company's infrastructure. Assuming effective implementation, these investments are expected to reduce transportation cost per package.

Long-term plans for the Company's international operations include continued expansion of the international network to the emerging centers of economic growth, particularly China, the Pacific Basin and Latin America. Management expects this expansion to allow for continued growth of the Company's international express services. However, with the additional capacity, more reliance is placed on lower-yielding IXF/ATA to fill the available space until express volumes grow into the increased capacity.

Management expects IP average daily volume to continue its strong growth in 1998 and IP yields to remain relatively constant. With respect to airfreight, management believes that excess market capacity will continue its downward pressure on yields in 1998. Actual results for IP or airfreight, however, will depend on international economic conditions, actions by the Company's competitors and regulatory conditions for international aviation rights.

FINANCIAL CONDITION

LIQUIDITY
Cash and cash equivalents totaled $122 million at May 31, 1997, an increase of $29 million during 1997 compared with decreases of $264 million in 1996 and $35 million in 1995. Cash provided from operations during 1997 was $1.0 billion compared with $947 million and $1.0 billion in 1996 and 1995, respectively. The Company currently has available a $1.0 billion revolving bank credit facility (of which $799 million was available as of May 31, 1997) that is generally used to finance temporary operating cash requirements and to provide support for the issuance of commercial paper. The reduction in the amount available under the credit facility was solely attributable to support for the issuance of commercial paper during the year. Management believes that cash flow from operations, its commercial paper program and the revolving bank credit facility will adequately meet its working capital needs for the foreseeable future.

CAPITAL RESOURCES
The Company's operations are capital intensive, characterized by significant investments in aircraft, vehicles, computer and telecommunication equipment, package handling facilities and sort equipment. The amount and timing of capital additions are dependent on various factors including volume growth, new or enhanced services, geographical expansion of services, competition, availability of satisfactory financing and actions of regulatory authorities.

Capital expenditures for 1997 totaled $1.5 billion and included ten Airbus A310 aircraft, two MD11 aircraft (which were subsequently sold and leased back, one in 1997 and one in 1998), customer automation and computer equipment and vehicles and ground support equipment.

In comparison, prior year expenditures totaled $1.4 billion and included seven Airbus A310 aircraft (one of which, along with two purchased in 1995, was subsequently sold and leased back), two MD11 aircraft (which were subsequently sold and leased back, one in 1996 and one in 1997), five B727-200 aircraft, 35 Cessna 208 aircraft, deposits on future Airbus A300 aircraft, vehicles and ground support equipment, customer automation and computer equipment, and package handling facilities and sort equipment. For information on the Company's purchase commitments, see Note 12 of Notes to Consolidated Financial Statements.

Additional investing activities in 1996 included the purchase of an all-cargo route authority between the U.S. and China.

The Company has historically financed its capital investments through the use of lease, debt and equity financing in addition to the use of internally generated cash from operations. Generally, management's practice in recent years with respect to funding new wide-bodied aircraft acquisitions has been to finance such aircraft through long-term lease transactions that qualify as off-balance sheet operating leases under applicable accounting rules. Management has determined that these operating leases have provided economic benefits favorable to ownership with respect to market values, liquidity and after-tax cash flows. In the future, other forms of secured financing may be pursued to finance the Company's aircraft acquisitions based on what management determines will best meet the Company's needs. The Company has been successful in obtaining investment capital, both domestic and international, for long-term leases on acceptable terms although the marketplace for such capital can become restricted depending on a variety of economic factors beyond the control of the Company. See Note 3 of Notes to Consolidated Financial Statements for additional information concerning the Company's debt and credit facilities.

In June 1996, October 1996 and May 1997, approximately $190 million, $186 million and $556 million, respectively, of pass through certificates were issued under shelf registrations filed with the Securities and Exchange Commission to finance or refinance the debt portion of leveraged leases related to nine Airbus A300 and six MD11 aircraft. The pass through certificates are not direct obligations of, or guaranteed by, the Company, but amounts payable by the Company under the leveraged leases are sufficient to pay the principal of and interest on the certificates.

Management believes that the capital resources available to the Company provide flexibility to access the most efficient markets for financing its capital acquisitions, including aircraft, and are adequate for the Company's future capital needs.

DEFERRED TAX ASSETS
At May 31, 1997, the Company had a net cumulative deferred tax liability of $10 million consisting of $495 million of deferred tax assets and $505 million of deferred tax liabilities. The reversals of deferred tax liabilities in future periods will offset similar amounts of deferred tax assets.

Statements in this "Management's Discussion and Analysis of Results of Operations and Financial Condition" or made by management of the Company which contain more than historical information may be considered forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) which are subject to risks and uncertainties. Actual results may differ materially from those expressed in the forward-looking statements because of important factors identified in this section.

CONSOLIDATED STATEMENTS OF INCOME
Federal Express Corporation and Subsidiaries

Years ended May 31
In thousands, except Earnings Per Share

                                                                   1997             1996              1995
----------------------------------------------------------------------------------------------------------
REVENUES                                                    $11,519,750      $10,273,619        $9,392,073
OPERATING EXPENSES:
Salaries and employee benefits (Notes 8 and 9)                5,095,462        4,619,990         4,425,202
Rentals and landing fees (Note 4)                             1,070,658          959,055           818,599
Depreciation and amortization                                   777,374          719,609           652,287
Fuel                                                            690,412          578,614           502,417
Maintenance and repairs                                         724,416          617,657           544,170
Other                                                         2,462,386        2,154,870         1,858,254
                                                            -----------      -----------        ----------
                                                             10,820,708        9,649,795         8,800,929
                                                            -----------      -----------        ----------
OPERATING INCOME                                                699,042          623,824           591,144
OTHER INCOME (EXPENSE):
Interest, net (Note 1)                                          (90,634)         (95,599)         (114,687)
Other, net (Note 14)                                             19,813           11,734            45,627
                                                            -----------      -----------        ----------
                                                                (70,821)         (83,865)          (69,060)
Income before Income Taxes                                      628,221          539,959           522,084
Provision for Income Taxes (Note 7)                             266,994          232,182           224,496
                                                            -----------      -----------        ----------
Net Income                                                  $   361,227      $   307,777        $  297,588
----------------------------------------------------------------------------------------------------------
Earnings Per Share (Note 6)                                 $      3.12      $      2.69        $     2.63
----------------------------------------------------------------------------------------------------------
Average Shares Outstanding (Note 6)                             115,641          114,276           112,987
----------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
Federal Express Corporation and Subsidiaries

May 31
In thousands

                                                                                    1997              1996
----------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                                     $  122,023        $   93,419
Receivables, less allowance for doubtful accounts
     of $36,175 and $30,809                                                    1,512,939         1,271,599
Spare parts, supplies and fuel                                                   313,337           222,110
Deferred income taxes (Note 7)                                                   149,158            92,606
Prepaid expenses and other                                                        35,132            48,527
                                                                              ----------        ----------
     Total current assets                                                      2,132,589         1,728,261
                                                                              ----------        ----------
PROPERTY AND EQUIPMENT, AT COST (Notes 1, 3, 4 and 12):
Flight equipment                                                               3,741,407         3,372,647
Package handling and ground support equipment                                  2,403,806         2,148,509
Computer and electronic equipment                                              1,714,662         1,439,883
Other                                                                          1,959,061         1,717,478
                                                                              ----------        ----------
                                                                               9,818,936         8,678,517

Less accumulated depreciation and amortization                                 5,196,856         4,561,916
                                                                              ----------        ----------
     Net property and equipment                                                4,622,080         4,116,601
                                                                              ----------        ----------
OTHER ASSETS:
Goodwill (Note 1)                                                                365,327           380,748
Equipment deposits and other assets (Note 12)                                    505,490           473,361
                                                                              ----------        ----------
     Total other assets                                                          870,817           854,109
                                                                              ----------        ----------
                                                                              $7,625,486        $6,698,971
----------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES:
Current portion of long-term debt (Note 3)                                    $  126,666        $    8,009
Accounts payable                                                                 828,421           705,532
Accrued expenses (Note 2)                                                      1,007,696           904,856
                                                                              ----------        ----------
     Total current liabilities                                                 1,962,783         1,618,397
                                                                              ----------        ----------
LONG-TERM DEBT, LESS CURRENT PORTION (Note 3)                                  1,397,954         1,325,277
                                                                              ----------        ----------
DEFERRED INCOME TAXES (Note 7)                                                   159,165            64,034
                                                                              ----------        ----------
OTHER LIABILITIES (Note 1)                                                     1,143,070         1,115,124
                                                                              ----------        ----------
COMMITMENTS AND CONTINGENCIES (Notes 4, 12 and 13)
COMMON STOCKHOLDERS' INVESTMENT (Note 6):
Common Stock, $.10 par value; 200,000 shares authorized;
     114,907 and 56,885 shares issued                                             11,491             5,689
Additional paid-in capital                                                       850,616           815,137
Retained earnings                                                              2,118,015         1,766,578
                                                                              ----------        ----------
                                                                               2,980,122         2,587,404

Less deferred compensation                                                        17,608            11,265
                                                                              ----------        ----------
     Total common stockholders' investment                                     2,962,514         2,576,139
                                                                              ----------        ----------
                                                                              $7,625,486        $6,698,971
----------------------------------------------------------------------------------------------------------


The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Federal Express Corporation and Subsidiaries

Years ended May 31
In thousands

                                                                   1997             1996              1995
----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                 $    361,227       $  307,777      $    297,588
Adjustments to reconcile net income to cash
     provided by operating activities:
         Depreciation and amortization                          777,374          719,609           652,287
         Provision for uncollectible accounts                    40,634           38,963            36,334
         Provision for deferred income taxes
              and other                                          45,737           26,489            25,976
         Gain from disposals of property
              and equipment                                     (19,567)          (5,397)          (39,997)
         Changes in assets and liabilities,
              net of effects from dispositions
              of businesses:

                  Increase in receivables                      (334,448)        (191,334)         (167,319)
                  Increase in other current assets             (450,945)         (41,992)          (24,101)
                  Increase in accounts payable,
                      accrued expenses and
                      other liabilities                         597,980          100,515           258,373
         Other, net                                             (10,500)          (8,050)           (8,424)
                                                           ------------       ----------      ------------
Cash provided by operating activities                         1,007,492          946,580         1,030,717
                                                           ------------       ----------      ------------

INVESTING ACTIVITIES
Purchases of property and equipment, including
     deposits on aircraft of $26,107, $68,202
     and $113,073                                            (1,470,592)      (1,412,242)       (1,060,761)
Proceeds from dispositions of property
     and equipment:
         Sale-leaseback transactions                            162,400          176,500                --
         Reimbursements of A300 deposits                         63,039          143,859           138,203
         Other dispositions                                      29,147           26,504            59,523
Other, net                                                       24,612           77,208            87,925
                                                            -----------       ----------      ------------
Cash used in investing activities                            (1,191,394)        (988,171)         (775,110)
                                                            -----------       ----------      ------------
FINANCING ACTIVITIES
Proceeds from debt issuances                                    200,904           17,298            45,460
Proceeds from stock issuances                                    31,013           36,566            13,081
Principal payments on debt                                       (9,670)        (264,004)         (349,523)
Other, net                                                       (9,741)         (12,398)               --
                                                            -----------       ----------      ------------
Cash provided by (used in)
     financing activities                                       212,506         (222,538)         (290,982)
                                                            -----------       ----------      ------------
CASH AND CASH EQUIVALENTS
Increase (decrease) during the year                              28,604         (264,129)          (35,375)
Balance at beginning of year                                     93,419          357,548           392,923
                                                            -----------       ----------      ------------
Balance at end of year                                      $   122,023       $   93,419      $    357,548
----------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON
STOCKHOLDERS' INVESTMENT
Federal Express Corporation and Subsidiaries

In thousands, except shares

                                                              Additional
                                                    Common      Paid-in         Retained          Treasury         Deferred
                                                     Stock      Capital         Earnings             Stock     Compensation
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 1994                            $ 5,589     $759,229       $1,162,160       $      (775)        $ (1,498)
Forfeiture of restricted stock                          --           --               --              (231)              --
Issuance of common stock
     under employee incentive
     plans (288,724 shares)                             28       16,026               --                --               --
Amortization of deferred compensation                   --           --               --                --              774
Foreign currency translation adjustment                 --           --            6,679                --               --
Net income                                              --           --          297,588                --               --
                                                   ------------------------------------------------------------------------
BALANCE AT MAY 31, 1995                              5,617      775,255        1,466,427            (1,006)            (724)
---------------------------------------------------------------------------------------------------------------------------
Purchase of treasury stock                              --           --               --           (12,398)              --
Forfeiture of restricted stock                          --           --               --            (1,068)           1,130
Issuance of common and treasury
     stock under employee incentive
     plans (886,195 shares)                             72       39,882               --            14,472          (13,898)
Amortization of deferred compensation                   --           --               --                --            2,227
Foreign currency translation adjustment                 --           --           (7,626)               --               --
Net income                                              --           --          307,777                --               --
                                                   ------------------------------------------------------------------------
BALANCE AT MAY 31, 1996                              5,689      815,137        1,766,578                --          (11,265)
---------------------------------------------------------------------------------------------------------------------------
Purchase of treasury stock                              --           --               --            (9,741)              --
Forfeiture of restricted stock                          --           --               --              (803)             720
Two-for-one stock split in the
     form of a 100% stock dividend
     (56,994,074 shares)                             5,699           --           (5,699)               --               --
Issuance of common and treasury
     stock under employee incentive
     plans (1,225,454 shares)                          103       35,479               --            10,544          (10,484)
Amortization of deferred compensation                   --           --               --                --            3,421
Foreign currency translation adjustment                 --           --           (4,091)               --               --
Net income                                              --           --          361,227                --               --
                                                   ------------------------------------------------------------------------
BALANCE AT MAY 31, 1997                            $11,491     $850,616       $2,118,015       $        --         $(17,608)
===========================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Federal Express Corporation and Subsidiaries

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

For financial reporting purposes, depreciation and amortization of property and equipment is provided on a straight-line basis over the asset's service life or related lease term as follows:

Flight equipment                                        5 to 20 years
Package handling and ground support equipment           5 to 30 years
Computer and electronic equipment                       3 to 10 years
Other                                                   2 to 30 years
--------------------------------------------------------------------------------

Aircraft airframes and engines are assigned residual values ranging from 10% to 20% of asset cost. All other property and equipment have no assigned residual values. Vehicles, which are included in package handling and ground support equipment, are depreciated on a straight-line basis over 5 to 10 years.

For income tax purposes, depreciation is generally computed using accelerated methods.

DEFERRED GAINS. Gains on the sale and leaseback of aircraft and other property and equipment are deferred and amortized over the life of the lease as a reduction of rent expense. Included in other liabilities at May 31, 1997 and 1996, were deferred gains of $340,166,000 and $337,118,000, respectively.

DEFERRED LEASE OBLIGATIONS. While certain of the Company's aircraft and facility leases contain fluctuating or escalating payments, the related rent expense is recorded on a straight-line basis over the lease term. Included in other liabilities at May 31, 1997 and 1996, were $289,822,000 and $260,977,000, respectively, representing the cumulative difference between rent expense and rent payments.

SELF-INSURANCE RESERVES. The Company is self-insured up to certain levels for workers' compensation, employee health care and vehicle liabilities. Reserves are based on the actuarially estimated cost of claims. Included in other liabilities at May 31, 1997 and 1996, were $256,000,000 and $278,000,000, respectively, representing the long-term portion of self-insurance reserves for the Company's workers' compensation and vehicle liabilities.

CAPITALIZED INTEREST. Interest on funds used to finance the acquisition and modification of aircraft and construction of certain facilities up to the date the asset is placed in service is capitalized and included in the cost of the asset. Capitalized interest was $39,449,000, $39,254,000 and $27,381,000 for
1997, 1996 and 1995, respectively.

ADVERTISING. Advertising costs are generally expensed as incurred and are included in other operating expenses. Advertising expenses were $153,399,000, $138,408,000 and $147,288,000 in 1997, 1996 and 1995, respectively.

CASH EQUIVALENTS. Cash equivalents are cash in excess of current operating requirements invested in short-term, interest-bearing instruments with maturities of three months or less at the date of purchase and are stated at cost, which approximates market value. Interest income was $5,055,000 in 1997, $9,850,000 in 1996 and $16,236,000 in 1995.

SPARE PARTS, SUPPLIES AND FUEL. Spare parts are stated principally at weighted average cost; supplies and fuel are stated principally at standard cost which approximates actual cost on a first-in, first-out basis. Neither method values inventory in excess of current replacement cost.

GOODWILL. Goodwill is the excess of the purchase price over the fair value of net assets of businesses acquired. It is amortized on a straight-line basis over periods ranging up to 40 years. Accumulated amortization was $129,404,000 and $114,606,000 at May 31, 1997 and 1996, respectively.

FOREIGN CURRENCY TRANSLATION. Translation gains and losses of the Company's foreign operations that use local currencies as the functional currency are accumulated and reported, net of related deferred income taxes, as a separate component of common stockholders' investment. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the results of operations.

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

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." SFAS No. 128 specifies new standards for computing and disclosing earnings per share effective for financial statements issued for periods ending after December 15, 1997. The Company does not expect the adoption of SFAS No. 128 to have a material effect on the results of the earnings per share calculation for the years ended May 31, 1997, 1996 and 1995.

RECLASSIFICATIONS. Certain amounts for 1996 and 1995 have been reclassified to conform to the 1997 presentation.

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

NOTE 2: ACCRUED EXPENSES

May 31
In thousands

                                             1997             1996
--------------------------------------------------------------------
Compensated absences                    $  234,284          $211,499
Insurance                                  207,059           194,209
Taxes other than income taxes              143,541           153,905
Employee benefits                          108,679           111,912
Salaries                                   101,694            78,384
Aircraft overhaul                           84,006            59,343
Other                                      128,433            95,604
                                        ----------          --------
                                        $1,007,696          $904,856
--------------------------------------------------------------------

NOTE 3: LONG-TERM DEBT

May 31
In thousands

                                                                                  1997             1996
----------------------------------------------------------------------------------------------------------
Unsecured notes payable, interest rates of 6.25% to 10.57%,
     due through 2013                                                         $  928,525        $  934,181
                                                                              ----------        ----------
Unsecured sinking fund debentures, interest rate of 9.63%,
     due through 2020                                                             98,461            98,392
                                                                              ----------        ----------
Commercial paper, effective interest rate of 5.75%                               200,904                --
                                                                              ----------        ----------
Capital lease obligations and tax exempt bonds, due
     through 2017, interest rates of 6.75% to 8.30%                              255,100           255,100
              Less bond reserves                                                  11,096            11,096
                                                                              ----------        ----------
                                                                                 244,004           244,004
                                                                              ----------        ----------
Other debt, interest rates of 9.68% to 9.98%                                      52,726            56,709
                                                                              ----------        ----------
                                                                               1,524,620         1,333,286
         Less current portion                                                    126,666             8,009
                                                                              ----------        ----------
                                                                              $1,397,954        $1,325,277
----------------------------------------------------------------------------------------------------------

The Company has a revolving credit agreement with domestic and foreign banks that provides for a commitment of $1,000,000,000 through May 31, 2000, of which $799,096,000 was available at May 31, 1997. Interest rates on borrowings under this agreement are generally determined by maturities selected and prevailing market conditions. The agreement contains certain covenants and restrictions, none of which are expected to significantly affect operations or the ability to pay dividends. As of May 31, 1997, approximately $1,259,000,000 was available for the payment of dividends under the restrictive covenant of the agreement. Commercial paper borrowings are backed by unused commitments under the revolving credit agreement and reduce the amount available under the agreement. Borrowings under this credit agreement and commercial paper borrowings are classified as long-term based on the Company's ability and intent to refinance such borrowings.

Tax exempt bonds were issued by the Memphis-Shelby County Airport Authority ("MSCAA") and the City of Indianapolis. A lease agreement with the MSCAA and a loan agreement with the City of Indianapolis covering the facilities and equipment financed with the bond proceeds obligate the Company to pay rentals and loan payments, respectively, equal to principal and interest due on the bonds.

Scheduled annual principal maturities of long-term debt for the five years subsequent to May 31, 1997, are as follows: $126,700,000 in 1998; $263,300,000 in 1999; $14,900,000 in 2000; $11,300,000 in 2001; and $206,700,000 in 2002.

The Company's long-term debt, exclusive of capital leases, had carrying values of $1,122,000,000 and $1,130,000,000 at May 31, 1997 and 1996, respectively, compared with fair values of approximately $1,223,000,000 and $1,245,000,000 at those dates. The estimated fair values were determined based on quoted market prices or on the current rates offered for debt with similar terms and maturities.

NOTE 4: LEASE COMMITMENTS
The Company utilizes certain aircraft, land, facilities and equipment under capital and operating leases which expire at various dates through 2025. In addition, supplemental aircraft are leased under agreements which generally provide for cancellation upon 30 days' notice.

Property and equipment recorded under capital leases at May 31 was as follows:

In thousands

                                                                                    1997              1996
----------------------------------------------------------------------------------------------------------
Package handling and ground support equipment                                   $274,017          $303,756
Facilities                                                                       133,435           133,435
Computer and electronic equipment and other                                        6,520             7,143
                                                                                --------          --------
                                                                                 413,972           444,334
Less accumulated amortization                                                    276,855           296,317
                                                                                --------          --------
                                                                                $137,117          $148,017
----------------------------------------------------------------------------------------------------------

Rent expense under operating leases for the years ended May 31 was as follows:

In thousands

                                                                   1997             1996              1995
----------------------------------------------------------------------------------------------------------
Minimum rentals                                                $930,977         $820,896          $707,182
Contingent rentals                                               57,806           61,164            43,005
                                                               --------         --------          --------
                                                               $988,783         $882,060          $750,187
----------------------------------------------------------------------------------------------------------

Contingent rentals are based on mileage under supplemental aircraft leases.

A summary of future minimum lease payments under capital leases and noncancelable operating leases (principally aircraft and facilities) with an initial or remaining term in excess of one year at May 31, 1997, follows:

In thousands

                                            Capital Leases  Operating Leases
----------------------------------------------------------------------------
1998                                       $ 15,561         $   827,483
1999                                         15,561             838,904
2000                                         15,561             788,552
2001                                         15,561             749,014
2002                                         15,561             685,268
Thereafter                                  340,524           7,789,492
                                           --------          ----------
                                           $418,329         $11,678,713

At May 31, 1997, the present value of future minimum lease payments for capital lease obligations was $199,004,000.

NOTE 5: PREFERRED STOCK
The Certificate of Incorporation authorizes the Board of Directors, at its discretion, to issue up to 4,000,000 shares of Series Preferred Stock. The stock is issuable in series which may vary as to certain rights and preferences and has no par value. As of May 31, 1997, none of these shares had been issued.

NOTE 6: COMMON STOCKHOLDERS' INVESTMENT
On October 1, 1996, the Board of Directors declared a two-for-one stock split in the form of a 100% stock dividend, which was paid on November 4, 1996, to stockholders of record on October 15, 1996. All share and per share amounts have been adjusted to reflect the stock split.

STOCK COMPENSATION PLANS
At May 31, 1997, the Company had options and awards outstanding under nine stock-based compensation plans consisting of seven fixed stock option plans and two restricted stock plans, which are described below. As of May 31, 1997, there were 7,218,819 shares of common stock reserved for issuance under five of these plans. In 1988, the Board of Directors authorized the purchase of up to approximately 10,600,000 shares of the Company's common stock on the open market. As of May 31, 1997, a total of 6,006,517 shares at an average cost of $22.88 per share had been purchased and reissued under the above-mentioned plans.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its plans. Accordingly, no compensation cost was recognized for its fixed stock option plans. The compensation cost charged against income for its restricted stock plans was $3,421,000, $2,227,000 and $774,000 for 1997, 1996 and 1995,
respectively.

Had compensation cost for the Company's stock-based compensation plans been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been the pro forma amounts indicated below:

In thousands, except per share data

                                                  1997              1996
------------------------------------------------------------------------
Net Income:
     As reported                              $361,227          $307,777
     Pro forma                                 352,747           302,504
Earnings per share:
     As reported                              $   3.12          $   2.69
     Pro forma                                    3.05              2.65
------------------------------------------------------------------------

The pro forma disclosures, applying SFAS No. 123, are not likely to be representative of pro forma disclosures for future years. The pro forma effect is not expected to be fully reflected until 2002 since SFAS No. 123 is applicable to options granted by the Company after May 31, 1995, and because options vest over several years and additional grants could be made.

FIXED STOCK OPTION PLANS
Under the provisions of the Company's stock incentive plans, options may be granted to certain key employees (and, under the 1993 plan, to directors who are not employees of the Company) to purchase shares of common stock of the Company at a price not less than its fair market value at the date of grant. Options granted have a maximum term of 10 years. Vesting requirements are determined at the discretion of the Compensation Committee of the Board of Directors. Presently, option vesting periods range from one to seven years. At May 31, 1997, there were 963,692 shares available for future grants under these plans.

Beginning with the grants made on or after June 1, 1995, the fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions for each option grant:

                                             1997                1996
---------------------------------------------------------------------
Dividend yield                                 0%                   0%
Expected volatility                           25%                  25%
Risk-free interest rate               5.82%-6.91%          5.86%-6.43%
Expected lives                     2.5-8.5 YEARS        2.5-7.5 years
---------------------------------------------------------------------

The following table summarizes information about the Company's fixed stock option plans for the years ended May 31:

                                      1997                      1996                         1995
                                            WEIGHTED-                  Weighted-                 Weighted-
                                              AVERAGE                    Average                   Average
                                             EXERCISE                   Exercise                  Exercise
                                  SHARES        PRICE       Shares         Price       Shares        Price
----------------------------------------------------------------------------------------------------------
Outstanding at
     beginning
     of year                   6,398,560        $31.44    6,337,730       $27.49    5,751,572       $25.78
Granted                        1,188,000         38.84    1,818,000        40.69    1,343,600        32.71
Exercised                     (1,136,503)        27.30   (1,421,890)       25.41     (577,448)       20.95
Forfeited                       (268,030)        35.98     (335,280)       32.46     (179,994)       23.18
                              ----------                 ----------                 ---------
Outstanding at
     end of year               6,182,027         33.43    6,398,560        31.44    6,337,730        27.49
----------------------------------------------------------------------------------------------------------
Exercisable at
     end of year               2,265,149         27.84    2,452,800        25.10    2,956,178        24.60
----------------------------------------------------------------------------------------------------------

The weighted-average fair value of options granted during the year was $16.23 and $13.07 for the years ended May 31, 1997 and 1996, respectively.

The following table summarizes information about fixed stock options outstanding at May 31, 1997:

                                     Options Outstanding                         Options Exercisable
                         ----------------------------------------------      -----------------------------
                           Weighted-
                             Average        Remaining         Weighted-                          Weighted-
Range of                      Number      Contractual           Average           Number           Average
Exercise Prices          Outstanding             Life    Exercise Price      Exercisable    Exercise Price
----------------------------------------------------------------------------------------------------------
$15.28 - $22.56              842,955        2.3 years            $19.82          818,755            $19.81
 23.13 -  43.94            5,339,072        7.5 years             35.58        1,446,394             32.38
                           ---------                                           ---------
 15.28 -  43.94            6,182,027        6.8 years             33.43        2,265,149             27.84
----------------------------------------------------------------------------------------------------------

RESTRICTED STOCK PLANS
Under the terms of the Company's Restricted Stock Plans, shares of the Company's common stock are awarded to key employees. All restrictions on the shares expire over periods varying from two to five years from their date of award. Shares are valued at the market price of the Company's common stock at the date of award. Compensation expense related to these plans is recorded as a reduction of common stockholders' investment and is being amortized as restrictions on such shares expire. The following table summarizes information about restricted stock awards for the years ended May 31:

                                      1997                      1996                         1995
                                            WEIGHTED-                  Weighted-                 Weighted-
                                              AVERAGE                    Average                   Average
                                                 FAIR                       Fair                      Fair
                                  SHARES        VALUE       Shares         Value       Shares        Value
----------------------------------------------------------------------------------------------------------
Awarded                          201,900       $51.93      350,500        $39.65           --      $    --
Forfeited                         18,000        40.03       29,000         38.96        7,500        18.56
----------------------------------------------------------------------------------------------------------

At May 31, 1997, there were 73,100 shares available for future awards under this plan.

NOTE 7: INCOME TAXES
The components of the provision for income taxes for the years ended May 31 were as follows:

In thousands

                                                                   1997             1996              1995
----------------------------------------------------------------------------------------------------------
Current provision:
     Federal                                                   $144,647         $142,512          $137,041
     Foreign                                                     44,165           37,759            29,787
     State                                                       19,827           18,007            23,405
                                                               --------         --------          --------
                                                                208,639          198,278           190,233
----------------------------------------------------------------------------------------------------------
Deferred provision:
     Federal                                                     50,717           27,962            24,058
     Foreign                                                      2,336            2,351             9,072
     State                                                        5,302            3,591             1,133
                                                               --------         --------          --------
                                                                 58,355           33,904            34,263
                                                               --------         --------          --------
                                                               $266,994         $232,182          $224,496
----------------------------------------------------------------------------------------------------------

The Company's operations included the following income (loss) with respect to entities in foreign locations for the years ended May 31:

In thousands
                                                                   1997             1996              1995
----------------------------------------------------------------------------------------------------------
Entities with pre-tax income                                $   204,000      $   153,000       $   149,000
Entities with pre-tax losses                                   (186,000)        (228,000)         (173,000)
                                                            -----------      -----------       -----------
                                                            $    18,000      $   (75,000)      $   (24,000)
----------------------------------------------------------------------------------------------------------

Income (losses) from entities which are structured as foreign subsidiaries are not included in the U.S. consolidated income tax return. Approximately $78,000,000, $60,000,000 and $29,000,000 of net foreign subsidiary income were not taxable for federal income tax purposes in 1997, 1996 and 1995, respectively. Income taxes have been provided for foreign operations based upon the various tax laws and rates of the countries in which the Company's operations are conducted. There is no direct relationship between the Company's overall foreign income tax provision and foreign pre-tax book income due to the different methods of taxation used by countries throughout the world.

A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate for the years ended May 31 follows:

                                                                   1997             1996              1995
----------------------------------------------------------------------------------------------------------
Statutory U.S. income tax rate                                  35.0%             35.0%            35.0%
Increase resulting from:
     Goodwill amortization                                       0.8               0.9              1.0
     Foreign operations                                          1.1               1.7              0.9
     State income taxes, net of federal benefit                  2.6               2.6              3.1
     Other, net                                                  3.0               2.8              3.0
                                                                ----              ----             ----
                                                                42.5%             43.0%            43.0%
--------------------------------------------------------------------------------------------------------

The significant components of deferred tax assets and liabilities as of May 31 were as follows:

In thousands

                                                   1997                               1996
                                             DEFERRED          DEFERRED         Deferred          Deferred
                                           TAX ASSETS   TAX LIABILITIES       Tax Assets   Tax Liabilities
----------------------------------------------------------------------------------------------------------
Depreciation                                 $     --          $409,563         $     --          $324,221
Deferred gains on sales of assets              83,413                --           81,370                --
Employee benefits                              77,590                --           45,137                --
Self-insurance reserves                       162,443                --          165,020                --
Other                                         171,356            95,246          151,355            90,089
                                             --------          --------         --------          --------
                                             $494,802          $504,809         $442,882          $414,310
----------------------------------------------------------------------------------------------------------

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

The following table sets forth the funded status of the plans as of May 31:

In thousands

                                                                                    1997              1996
----------------------------------------------------------------------------------------------------------
Plan assets at fair value                                                     $3,275,641        $2,725,896
Actuarial present value of the projected benefit obligation for
     service rendered to date                                                  2,911,584         2,571,086
                                                                              ----------        ----------
Plan assets in excess of projected benefit obligation                            364,057           154,810
Unrecognized net gains from past experience different from
     that assumed and effects of changes in assumptions                         (281,274)          (74,425)
Prior service cost not yet recognized in net periodic cost                        (2,335)           (7,398)
Unrecognized transition amount                                                     3,169             3,239
                                                                              ----------        ----------
Pension asset                                                                 $   83,617        $   76,226
----------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                                                $1,892,635        $1,626,877
----------------------------------------------------------------------------------------------------------
Vested benefit obligation                                                     $1,768,619        $1,538,267
----------------------------------------------------------------------------------------------------------

Net periodic pension cost for the years ended May 31 included the following components:

In thousands

                                                                   1997             1996              1995
----------------------------------------------------------------------------------------------------------
Service cost-- benefits earned during the period              $ 232,491        $ 184,305         $ 182,617
Interest cost on projected benefit obligation                   206,359          165,635           143,408
Actual return on plan assets                                   (423,871)        (463,819)         (192,939)
Net amortization and deferral                                   130,529          256,968            19,333
                                                              ---------        ---------         ---------
                                                              $ 145,508        $ 143,089         $ 152,419
----------------------------------------------------------------------------------------------------------

The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 8.1% and 5.5%, respectively, in 1997, 8.0% and 5.5%, respectively, in 1996 and 8.6% and 6.0%, respectively, in 1995. The expected long-term rate of return on assets was 10.5% in 1997 and 9.5% in 1996 and 1995. Plan assets consist primarily of marketable equity securities and fixed income instruments.

The Company also has a profit sharing plan, which covers substantially all U.S. domestic employees age 21 and over, with at least one year of service with the Company as of the contribution date. The plan provides for discretionary contributions by the Company which are determined annually by the Board of Directors. The plan also provides for a matching contribution by the Company equal to 50% of each participant's contribution up to a maximum of $500 per participant annually. Profit sharing expense was $90,800,000 in 1997, $80,400,000 in 1996 and $76,600,000 in 1995. The 1997 amount consists of contributions to the plan of $62,200,000 and cash distributions made outside the plan directly to employees of $28,600,000.

NOTE 9: POSTRETIREMENT BENEFIT PLANS
The Company offers medical and dental coverage to all eligible U.S. domestic retirees and their eligible dependents. Vision coverage is provided for retirees, but not their dependents. Substantially all of the Company's U.S. domestic employees become eligible for these benefits at age 55 and older, if they have permanent, continuous service with the Company of at least 10 years after attainment of age 45 if hired prior to January 1, 1988, or at least 20 years after attainment of age 35, if hired on or after January 1, 1988. Life insurance benefits are provided only to retirees of the former Tiger International, Inc. who retired prior to acquisition.

The following table sets forth the accrued postretirement benefit cost as of May 31:

In thousands
                                                                                    1997              1996
----------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
     Retirees                                                                   $ 41,552          $ 39,539
     Fully eligible active employees                                              38,430            31,472
     Other active employees, not fully eligible                                   88,607            80,001
                                                                                --------          --------
                                                                                 168,589           151,012
Unrecognized net gain                                                             24,089            15,402
                                                                                --------          --------
                                                                                $192,678          $166,414
----------------------------------------------------------------------------------------------------------

Net postretirement benefit cost for the years ended May 31 was as follows:

In thousands

                                                                   1997             1996             1995
---------------------------------------------------------------------------------------------------------
Service cost                                                    $16,952          $12,085          $12,870
Interest cost                                                    12,592           11,275           10,617
Amortization of accumulated gains                                    --             (780)              --
                                                                -------          -------          -------
                                                                $29,544          $22,580          $23,487
---------------------------------------------------------------------------------------------------------

Future medical benefit costs were estimated to increase at an annual rate of 10.0% during 1998, decreasing to an annual growth rate of 5.75% in 2007 and thereafter. Future dental benefit costs were estimated to increase at an annual rate of 8.25% during 1998, decreasing to an annual growth rate of 5.75% in 2008 and thereafter. The Company's cost is capped at 150% of 1993 employer cost and, therefore, will not be subject to medical and dental trends after the capped cost is attained, projected to be in 2000. Primarily because of the cap on the Company's cost, a 1% increase in these annual trend rates would not have a significant impact on the accumulated postretirement benefit obligation at May 31, 1997, or 1997 benefit expense. The weighted average discount rates used in estimating the accumulated postretirement obligation were 7.8% and 7.4% at May 31, 1997 and 1996, respectively. The Company pays claims as incurred.

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

A summary of selected financial information for U.S. domestic and international operations for the years ended May 31 follows:

In thousands

                                                                 U.S.                         Total
                                                               Domestic    International    Worldwide
------------------------------------------------------------------------------------------------------
Revenues:
     1997                                                     $8,322,037   $3,197,713      $11,519,750
     1996                                                      7,466,311    2,807,308       10,273,619
     1995                                                      6,839,418    2,552,655        9,392,073
Operating Income:
     1997                                                     $  558,040   $  141,002      $   699,042
     1996                                                        542,168       81,656          623,824
     1995                                                        465,527      125,617          591,144
Identifiable Assets:
     1997                                                     $6,122,885   $1,502,601      $ 7,625,486
     1996                                                      5,449,353    1,249,618        6,698,971
     1995                                                      5,321,811    1,111,561        6,433,372
------------------------------------------------------------------------------------------------------


Identifiable assets used jointly in U.S. domestic and international operations (principally aircraft) have been allocated based on estimated usage. International revenues related to services originating in the U.S. totaled $1,433,700,000, $1,316,100,000 and $1,201,100,000 for the years ended May 31,
1997, 1996 and 1995, respectively.

NOTE 11: SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest expense and income taxes for the years ended May 31 was as follows:

In thousands
                                                                   1997             1996              1995
----------------------------------------------------------------------------------------------------------
Interest (net of capitalized interest)                         $ 95,364         $108,052          $138,833
Income taxes                                                    184,668          204,487           185,964
----------------------------------------------------------------------------------------------------------

Non-cash investing and financing activities for the years ended May 31 were as follows:

In thousands
                                                                   1997             1996              1995
----------------------------------------------------------------------------------------------------------
Fair value of assets surrendered under exchange
     agreements (with two airlines)                             $62,018              $--           $    --
Fair value of assets acquired under
     exchange agreements                                         46,662               --                --
Fair value of assets receivable under
     exchange agreements                                         15,356               --                --
Liabilities assumed in buyout of a leased
     B747 aircraft                                                   --               --            50,300
----------------------------------------------------------------------------------------------------------

NOTE 12: COMMITMENTS AND CONTINGENCIES
The Company's annual purchase commitments under various contracts as of May 31, 1997, were as follows:

In thousands

                                                              Aircraft-
                                             Aircraft        Related(1)         Other(2)           Total
--------------------------------------------------------------------------------------------------------
1998                                         $504,400          $276,300        $313,800       $1,094,500
1999                                          406,100           161,400          57,300          624,800
2000                                          369,500           364,900          13,300          747,700
2001                                          278,000           180,500              --          458,500
2002                                           38,000           165,300              --          203,300
--------------------------------------------------------------------------------------------------------

(1) Primarily aircraft modifications, rotables, and spare parts and engines.
(2) Facilities, vehicles, computer and other equipment.

At May 31, 1997, the Company was committed to purchase 17 Airbus A300s, two Airbus A310s, eight MD11s and 50 Ayers ALM 200s to be delivered through 2002. Deposits and progress payments of $141,090,000 had been made toward these purchases. The Company may be required to purchase seven additional MD11 aircraft for delivery beginning no later than 2000 under a put option agreement.

During 1997, the Company entered into agreements with two airlines to acquire 53 DC10s, spare parts, aircraft engines and other equipment, and maintenance services in exchange for a combination of aircraft engine noise reduction kits and cash. Delivery of these aircraft began in 1997 and will continue through 2001. Additionally, these airlines may exercise put options through December 31, 2003, requiring the Company to purchase up to 29 additional DC10s along with additional aircraft engines and equipment.

The Company has entered into contracts which are designed to limit its exposure to fluctuations in jet fuel prices. Under these contracts, the Company makes (or receives) payments based on the difference between a specified lower (or upper) limit and the market price of jet fuel, as determined by an index of spot market prices representing various geographic regions. The difference is recorded as an increase or decrease in fuel expense. At May 31, 1997, the Company had contracts with various financial institutions covering a total notional volume of 396,900,000 gallons (approximately 54% of the Company's annual jet fuel consumption), with some contracts extending through May 1998. At May 31, 1996, the Company had similar contracts covering a total notional volume of 365,300,000 gallons (approximately 54% of the Company's annual jet fuel consumption), with some contracts extending through May 1997. The Company received $15,162,000 (net of payments) and $1,977,000 under jet fuel contracts during 1997 and 1996, respectively. Based on current market prices, the fair value of these contracts was a liability of approximately $418,000 at May 31, 1997, and an asset of approximately $1,370,000 at May 31, 1996.

NOTE 13: LEGAL PROCEEDINGS
Customers of the Company have filed four separate class-action lawsuits against the Company generally alleging that the Company has breached its contract with the plaintiffs in transporting packages shipped by them. These lawsuits allege that the Company continued to collect a 6.25% federal excise tax on the transportation of property shipped by air after the tax expired on December 31, 1995, until it was reinstated in August of 1996. The plaintiffs seek certification as a class action, damages, an injunction to enjoin the Company from continuing to collect the excise tax referred to above, and an award of attorneys' fees and costs. Three of those cases were consolidated in Minnesota Federal

District Court. That court stayed the consolidated cases in favor of a case filed in Circuit Court of Greene County, Alabama. The complaint in the Alabama case also alleges that the Company continued to collect the excise tax on the transportation of property shipped by air after the tax expired again on December 31, 1996.

A fifth case, filed in the Supreme Court of New York, New York County, containing allegations and requests for relief substantially similar to the other four cases, originally alleged that the Company continued to collect the excise tax on the transportation of property shipped by air after the tax expired on December 31, 1996. The New York complaint has been amended to cover the first expiration period of the tax (December 31, 1995 through August 27, 1996) covered in the original Alabama complaint.

The air transportation excise tax expired on December 31, 1995, was reenacted by Congress effective August 27, 1996, and expired again on December 31, 1996. The excise tax was then reenacted by Congress effective March 7, 1997, and is scheduled to expire on September 30, 1997. The expiration of the tax relieved the Company of its obligation to pay the tax during the periods of expiration. Legislation to reenact the tax for a ten-year period as of October 1, 1997, is currently pending in Congress.

The Company intends to vigorously defend itself in these cases. No amount has been reserved for these contingencies.

The Company is subject to other legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the aggregate liability, if any, with respect to these other actions will not materially adversely affect the financial position or results of operations of the Company.

NOTE 14: UNUSUAL EVENTS
In 1997, operating income included a $15,000,000 pre-tax benefit from the settlement of a Tennessee personal property tax matter. Also in 1997, the Company recorded a $17,100,000 non-operating gain from an insurance settlement for a DC10 aircraft destroyed by fire in September 1996.

The Company received $7,800,000 and $9,700,000 in 1996 and 1995, respectively, from the bankruptcy estate of a firm engaged by the Company in 1990 to remit payments of employee withholding taxes. This amount is a partial recovery of a $32,000,000 loss incurred by the Company in 1991 that resulted from the firm's failure to remit certain of these tax payments to appropriate authorities. The Company has received $17,900,000 from the bankruptcy estate of the firm. All major issues pertaining to the bankruptcy have been resolved, and any additional amounts the Company may receive are expected to be insignificant.

In January 1995, the Company sold two dedicated warehousing and contract distribution companies in the United Kingdom. A gain of $35,700,000 was recorded from the sale.

NOTE 15: SUMMARY OF QUARTERLY OPERATING RESULTS
(UNAUDITED)

In thousands, except earnings per share

                                                First            Second            Third            Fourth
                                              Quarter           Quarter          Quarter           Quarter
----------------------------------------------------------------------------------------------------------
1997
Revenues                                   $2,692,312        $2,852,369       $2,906,819        $3,068,250
Operating income                              129,918           184,927          132,927           251,270
Income before income taxes                    107,739           180,378          109,544           230,560
Net income                                     61,950           103,717           62,988           132,572
Earnings per share                         $      .54        $      .90       $      .54        $     1.14
Average shares outstanding                    114,934           115,132          115,849           116,649
----------------------------------------------------------------------------------------------------------
1996
Revenues                                   $2,453,394        $2,547,012       $2,535,470        $2,737,743
Operating income                              149,230           170,905           77,943           225,746
Income before income taxes                    129,886           154,952           52,637           202,484
Net income                                     75,334            89,871           27,156           115,416
Earnings per share                         $      .66        $      .78       $      .24        $     1.01
Average shares outstanding                    113,376           114,520          114,515           114,691
----------------------------------------------------------------------------------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
Federal Express Corporation and Subsidiaries

To the Stockholders of Federal Express Corporation:

We have audited the accompanying consolidated balance sheets of Federal Express Corporation (a Delaware corporation) and subsidiaries as of May 31, 1997 and 1996, and the related consolidated statements of income, common stockholders' investment and cash flows for each of the three years in the period ended May 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Federal Express Corporation and subsidiaries as of May 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1997, in conformity with generally accepted accounting principles.

/s/ ARTHUR ANDERSEN, LLP
------------------------
Arthur Andersen, LLP
Memphis, Tennessee
June 30, 1997

SELECTED CONSOLIDATED FINANCIAL DATA

Years ended May 31
In thousands, except per share amounts
and Other Operating Data

                                                                   1997             1996              1995
----------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Revenues                                                    $11,519,750      $10,273,619        $9,392,073
Operating income                                                699,042          623,824           591,144
Income (loss) before income taxes                               628,221          539,959           522,084
Income (loss) from continuing operations                        361,227          307,777           297,588
Net income (loss)                                           $   361,227      $   307,777        $  297,588
PER SHARE DATA
Earnings (loss) per share:
     Before cumulative effect of changes in
         accounting principles                              $      3.12      $      2.69        $     2.63
     Cumulative effect of changes in
         accounting principles                                       --               --                --
     Net earnings (loss) per share                          $      3.12      $      2.69        $     2.63
Average shares outstanding                                      115,641          114,276           112,987
Cash dividends                                                       --               --                --
FINANCIAL POSITION
Property and equipment, net                                 $ 4,622,080      $ 4,116,601        $3,715,244
Total assets                                                  7,625,486        6,698,971         6,433,372
Long-term debt                                                1,397,954        1,325,277         1,324,711
Common stockholders' investment                               2,962,514        2,576,139         2,245,569
OTHER OPERATING DATA
Express package:
     Average daily package volume                             2,715,894        2,437,662         2,247,594
     Average pounds per package                                     7.2              6.4               6.3
     Average revenue per pound*                             $      2.11      $      2.31        $     2.31
     Average revenue per package*                           $     15.11      $     14.87        $    14.62
Airfreight:
     Average daily pounds                                     2,542,226        2,144,225         2,153,041
     Average revenue per pound                              $       .94      $      1.01        $     1.06
Operating weekdays                                                  254              256               255
Aircraft fleet:
     Airbus A300-600                                                 19               16                 9
     Airbus A310-200                                                 35               25                15
     Boeing 747-100                                                  --               --                --
     Boeing 747-200                                                  --                4                 5
     McDonnell Douglas MD11                                          23               18                13
     McDonnell Douglas DC10-10                                       26               13                13
     McDonnell Douglas DC10-30                                       22               22                22
     McDonnell Douglas DC8                                           --               --                --
     Boeing 727-100                                                  68               68                68
     Boeing 727-200                                                  95               95                90
     Cessna 208A                                                     10               10                10
     Cessna 208B                                                    254              254               219
     Fokker F27                                                      32               32                32
Vehicle fleet                                                    38,500           36,900            35,900
Average number of employees (based on a
     standard full-time workweek)                               107,827           99,999            94,201
----------------------------------------------------------------------------------------------------------

*Beginning in 1995, certain service fee revenues were classified as package-related revenue. Data for prior periods has been restated where applicable to conform to this presentation.

                                                              Federal Express Corporation and Subsidiaries


              1994              1993              1992              1991             1990              1989             1988
----------------------------------------------------------------------------------------------------------------------------
        $8,479,456        $7,808,043       $ 7,550,060        $7,688,296       $7,015,069        $5,166,967       $3,882,817
           530,632           377,173            22,967           252,126          387,355           414,787          379,452
           378,462           203,576          (146,828)           40,942          218,423           298,332          302,328
           204,370           109,809          (113,782)            5,898          115,764           166,451          187,716
        $  204,370        $   53,866       $  (113,782)       $    5,898       $  115,764        $  184,551       $  187,716


        $     1.82        $     1.00       $     (1.05)       $      .06       $     1.09        $    1.59        $    1.78
                --              (.51)               --                --               --               18               --
        $     1.82        $      .49       $     (1.05)       $      .06       $     1.09        $    1.77        $    1.78
           112,024           109,437           107,923           106,701          106,323          104,544          105,339
                --                --                --                --               --               --               --

        $3,449,093        $3,476,268       $ 3,411,297        $3,624,026       $3,566,321        $3,431,814       $2,231,875
         5,992,498         5,793,064         5,463,186         5,672,461        5,675,073         5,293,422        3,008,549
         1,632,202         1,882,279         1,797,844         1,826,781        2,148,142         2,138,940          838,730
         1,924,705         1,671,381         1,579,722         1,668,620        1,649,187         1,493,524        1,330,679


         1,925,105         1,710,561         1,472,642         1,310,890        1,234,174         1,059,882          877,543
               6.0               5.8               5.7               5.6              5.4               5.4              5.3
        $     2.51        $     2.62       $      2.90        $     3.08       $     3.13        $     3.04       $     3.10
        $    15.12        $    15.30       $     16.38        $    17.33       $    16.76        $    16.28       $    16.32

         1,844,270         2,050,033         2,258,303         2,650,204        3,148,290         4,019,353               --
        $     1.06        $     1.09       $      1.22        $     1.20       $     1.13        $     1.06               --
               257               255               254               255              255               255              257

                 2                --                --                --               --                --               --
                --                --                --                --               --                --               --
                --                --                 4                 8                9                 9               --
                 6                 8                 9                10               10                12               --
                13                 8                 4                 1               --                --               --
                11                11                11                11               10                 8                8
                19                19                17                16               16                16               13
                --                --                --                --                6                 6               --
                69                80                85                92               89                80               47
                90                87                66                57               41                26               21
                10                10                10                10               37                38               38
               206               206               206               183              147               109               71
                32                32                32                26               19                 7                5
            30,900            28,100            30,400            32,800           31,000            28,900           21,000
            88,502            84,104            84,162            81,711           75,102            58,136           48,556
----------------------------------------------------------------------------------------------------------------------------

BOARD OF DIRECTORS

ROBERT H. ALLEN (2)
Private Investor and Managing Partner
Challenge Investment Partners
Investment firm

HOWARD H. BAKER, JR. (1)
Partner
Baker, Donelson, Bearman & Caldwell
Law firm

ROBERT L. COX (1)
Partner
Waring Cox
Law firm

RALPH D. DENUNZIO (2)
President
Harbor Point Associates, Inc.
Private investment and consulting firm

JUDITH L. ESTRIN (1)
President and Chief Executive Officer
Precept Software, Inc.
Computer software company

PHILIP GREER (1*)
Senior Managing Principal
Weiss, Peck & Greer, L.L.C.
Investment management firm

J.R. HYDE, III (2)
President
Pittco, Inc.
Investment management firm
Retired Chairman and
Chief Executive Officer
AutoZone, Inc.
Auto parts retail chain

CHARLES T. MANATT (2)
Senior Partner
Manatt, Phelps & Phillips
Law firm

GEORGE J. MITCHELL (1)
Special Counsel
Verner, Liipfert, Bernhard,
McPherson and Hand
Law firm

JACKSON W. SMART, JR. (2*)
Chairman and Chief Executive Officer
MSP Communications, Inc.
Radio broadcasting company

FREDERICK W. SMITH
Chairman, President and
Chief Executive Officer
Federal Express Corporation

DR. JOSHUA I. SMITH (1)
Chairman, President and
Chief Executive Officer
The MAXIMA Corporation
Information and data processing firm

PAUL S. WALSH (2)
Chairman, President and
Chief Executive Officer
The Pillsbury Company
Consumer food and beverage company

PETER S. WILLMOTT (1)
President and Chief Executive Officer
Zenith Electronics Corporation
Electronics manufacturing company

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

G. EDMOND CLARK
Senior Vice President
Operations Support and Engineering

MICHAEL L. DUCKER
Senior Vice President
Asia and Pacific

LEONARD B. FEILER
Senior Vice President
Central Support Services

WILLIAM G. FRAINE
Senior Vice President
Worldwide Sales

T. MICHAEL GLENN
Senior Vice President
Marketing, Customer Service and
Corporate Communications

DENNIS H. JONES
Senior Vice President and
Chief Information Officer

JOSEPH C. MCCARTY, III
Senior Vice President
Latin America and Caribbean

GILBERT D. MOOK
Senior Vice President
Air Operations

JAMES A. PERKINS
Senior Vice President and
Chief Personnel Officer

DAVID F. REBHOLZ
Senior Vice President
United States and Canada

TRACY G. SCHMIDT
Senior Vice President
Air Ground Terminals and Transportation

LAURIE A. TUCKER
Senior Vice President
Logistics, Electronic Commerce
and Catalog

MICHAEL W. HILLARD
Vice President, Controller and
Chief Accounting Officer

CORPORATE INFORMATION

STOCK LISTING: The Company's common stock is listed on The New York Stock Exchange under the ticker symbol FDX.

STOCKHOLDERS: At July 15, 1997, there were 9,565 stockholders of record.

MARKET INFORMATION: Following are high and low closing prices, by quarter, for Federal Express Corporation common stock in fiscal 1997 and 1996. No cash dividends have been declared.

                                                First            Second            Third             Fourth
                                              Quarter           Quarter          Quarter            Quarter
-----------------------------------------------------------------------------------------------------------
FY 1997
     High                                    $41 9/16           $44 7/8          $53 1/8           $57 1/8
     Low                                      37 1/16            36 1/4           40 1/8            50 3/8
-----------------------------------------------------------------------------------------------------------
FY 1996
     High                                    $37 11/16          $43              $41 5/16          $41 1/4
     Low                                      29 1/4             39 13/16         33 7/16           34 7/16
-----------------------------------------------------------------------------------------------------------

CORPORATE HEADQUARTERS: 2005 Corporate Avenue, Memphis, Tennessee 38132, (901) 369-3600.

ANNUAL MEETING: The annual meeting of stockholders will be held at the Memphis Marriott, 2625 Thousand Oaks Boulevard, Memphis, Tennessee, on Monday, September 29, 1997, at 10:00 a.m., CDT.

INQUIRIES: For financial information, contact Rebecca M. Halvorson, Managing Director, Investor Relations and Corporate Contributions, Federal Express Corporation, Box 727, Dept. 1854, Memphis, Tennessee 38194, (901) 395-3478. For general information, contact Gregory M. Rossiter, Managing Director, Public Relations, Federal Express Corporation, Box 727, Dept. 1850, Memphis, Tennessee 38194, (901) 395-3460.

FORM 10-K: A copy of the Company's Annual Report on Form 10-K (excluding exhibits), filed with the Securities and Exchange Commission (SEC) is available free of charge. You will be mailed a copy upon request to Susan J. McDonough, Manager, Investor Relations, Federal Express Corporation, Box 727, Dept. 1854, Memphis, Tennessee 38194, (901) 395-3478. Company documents filed electronically with the SEC can also be found on the Internet at the SEC's Web site (www.sec.gov).

AUDITORS: Arthur Andersen LLP, Memphis, Tennessee.

REGISTRAR AND TRANSFER AGENT: First Chicago Trust Company of New York, Shareholder Services, P.O. Box 2500, Jersey City, New Jersey 07303-2500, (800) 446-2617 / John H. Ruocco (312) 407-5153.

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

SERVICE MARKS: Federal Express,(R) FedEx,(R) the FedEx(R) logo, The World On Time,(R) The Way the World Works,(R) 1-800-Go-FedEx,(R) FedEx SuperTracker,(R) FedEx AsiaOne,(R) FedEx SameDay,(R) FedEx International Priority,(R) FedEx Ship,(R) FedEx PowerShip,(R) FedEx ShipSite,(R) FedEx World Service Centers,(R) FedEx First Overnight,(R) FedEx International Express Freight,(R) FedEx Standard Overnight(R) and FedEx EXPRESSfreighter(R) are registered service marks of Federal Express Corporation. Reg. U.S. Pat. & Tm. Off. and in certain other countries. FedEx interNetShip(sm) FedEx International First(sm) FedEx Virtual Order(sm) and FedEx International Airport-to-Airport(sm) are service marks of Federal Express Corporation.

35